SEC file number 0-21782

02050364

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __A__ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No __A__

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 5 August 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

ACQUISITION OF THE ASSETS OF
THE CENTRAL NORTH ISLAND FOREST PARTNERSHIP
AND RELATED TRANSACTIONS

Global Scale – Global Vision


origin

NOTICE OF SPECIAL MEETING AND EXPLANATORY MEMORANDUM

17 July 2002

Notice is hereby given that a special meeting of Fletcher Challenge Forests Limited shareholders will be held at the ASB Bank Stand, Eden Park, Auckland, New Zealand, on 13 August 2002 commencing at 2.00 pm

This document includes the following information:

- an introduction, including a timetable of important dates
- a letter from the Chairman of Fletcher Challenge Forests Limited
- a letter from CITIC
- answers to some of your questions
- a description of the business of the Special Meeting, and
- an explanatory memorandum, which provides detailed information regarding the Transaction.

An independent report prepared by Grant Samuel & Associates Limited in relation to the Transaction is attached to this document.

Voting/Proxy Form

Accompanying this document is a voting/ proxy form, to enable shareholders to vote on the resolutions either by:

- attending the Special Meeting
- lodging a postal vote, or
- appointing a proxy to vote at the Special Meeting.

In view of the importance of the Transaction, shareholders are urged to complete and return the voting/proxy form as soon as possible if they do not plan to attend the Special Meeting.

Enquiries

If you have questions regarding the Transaction or the Special Meeting, please call our shareholder information lines:

New Zealand	0800 108 609
United States of America	866 233 9047
Rest of the world	+61 2 9240 7549

or email us at info@fcf.co.nz.

Forward-Looking Statements

This document includes "forward-looking statements". All statements, other than statements of historical facts, included in this document that address activities, events or developments FFS expects or anticipates will or may occur in the future, including such things as future cost savings or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of FFS's business and operations, plans, references to future success and other such matters are forward-looking statements. When used in this document, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "forecast", "prospective" and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on assumptions and analyses made by FFS in the light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors FFS believes are relevant in the circumstances. However, whether actual future results and developments will conform to FFS's expectations and predictions is subject to a number of risks and uncertainties including, but not limited to: increases or decreases in global production capacity; changes in market prices, exchange rates and interests rates; imports; industry cyclicality; cost of raw materials; general economic, market and business conditions; the opportunities (or lack thereof) that may be presented to and pursued by FFS and its subsidiaries; competitive actions by other companies; changes in laws or regulations, including, without limitation, those relating to environmental compliance; and other factors, many of which are beyond FFS's control. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by FFS will be realised or, even if substantially realised, that they will have the expected consequences for, or effects on, FFS or its business or operations.

These cautionary statements should be considered in connection with any written or oral forward-looking statements that may subsequently be issued by FFS or persons authorised to act on its behalf. FFS does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The Transaction at a Glance

On 17 June 2002 Fletcher Challenge Forests Limited (**FFS**) reached agreement with the receivers of the Central North Island Forest Partnership (**CNIFP**) to purchase the CNIFP Assets for approximately US$650 million.

The purpose of the Special Meeting is to seek shareholder approval for FFS to acquire those assets. FFS has also entered into a number of related interdependent transactions to enable FFS to obtain the additional equity and debt funding necessary for this acquisition which also require the approval of shareholders.

Just why does Fletcher Challenge Forests want the CNIFP Assets?

Scale.

The CNIFP Assets consist of nine forests in the central North Island of New Zealand with a total planted area of approximately 162,000 hectares (the majority held as Crown forestry licences), the Kaingaroa log processing plant and three solid wood manufacturing facilities.

Location.

The CNIFP forest estate is internationally regarded as an established, sustainable, high-quality resource located in an area renowned for its favourable growing conditions. The forest estate has been intensively managed, with over 72% of the area of Radiata pine having been pruned to produce large clearwood logs suitable for higher-value end users.

Vision.


Port of
Tauranga
TAURANGA
Bay of Plenty
MATAMATA
WHAKATANE
OPOTIKI
PUTARURU
LAKE
ROTORUA
ROTORUA
KAWERAU
TOKOROA
MURUPARA
TAUPO
LAKE
TAUPO
TURANGI
WAIROA
Hawke
Bay
Port of
Napier
NAPIER
FFS Forests
CNIFP Forests
Tahorakuri Forest
Processing Sites



Why are we doing this?

- The estimated US$650 million purchase price for the CNIFP Assets is attractive and the financial benefits of the Transaction are substantial;
- it retains the synergy benefits currently being derived by FFS's management of the combined estates as well as the opportunity for further benefits together having an estimated net present value of NZ$200 million;
- it will enable FFS to fully integrate the CNIFP forests with the rest of FFS's forests to create a world-class forest estate of significant scale;
- the placement of the US$200 million of FFS shares to SEAWI – at a significant premium to market price – enables FFS to acquire the CNIFP Assets whilst maintaining an acceptable debt level;
- it brings to an end the lengthy CNIFP receivership and allows FFS to move forward with its growth strategies;
- it stabilises FFS's share register by the introduction of SEAWI as the new cornerstone shareholder and the exit of Rubicon;

The CNIFP Assets are world-class.



- the agreed governance arrangements preserve FFS's independence as a New Zealand public company;
- it simplifies FFS's corporate structure and positions FFS as an outstanding investment vehicle for plantation forestry in the Asia/Pacific region; and
- it should assist the marketing of FFS logs and processed products in the high growth Chinese market.

Board's recommendation

The Independent Directors unanimously recommend that shareholders vote to approve the Transaction.

Independent reporter

Grant Samuel & Associates Limited, the independent reporter which has reviewed the Transaction, has concluded that each component of the Transaction is fair and reasonable to FFS shareholders, other than Rubicon (other than the Rubicon Share Transfer to SEAWI, which Grant Samuel is not required to express an opinion on).

IMPORTANT DATES

ALL TIMES ARE GIVEN IN NEW ZEALAND TIME UNLESS OTHERWISE SPECIFIED.

17 July 2002	Record date set by the Depositary for determination of voting entitlements for the Special Meeting for holders of FFS ADRs
10.00am 6 August 2002	Latest date for receipt by the Depositary of postal votes and proxies in respect of FFS ADRs (New York time)
5.00pm 9 August 2002	Record date for determination of voting entitlements for the Special Meeting (local time in jurisdiction in which FFS shares are listed)
2.00pm 11 August 2002	Latest time for receipt by FFS of postal votes and proxies
2.00pm 13 August 2002	Special Meeting of shareholders
27 August 2002	Rubicon shareholders' meeting
On or before 28 August 2002	SEAWI shareholders' meeting
31 August 2002	Final date for the CNIFP Acquisition Agreement to be declared unconditional
27 September 2002 (indicative date)	Settlement date for the Transaction

Fletcher Challenge Forests Limited
8 Rockridge Avenue, Penrose, Auckland
Private Bag 92036, Auckland Mail Centre, Auckland, New Zealand
Telephone 64-9-571 9800, Facsimile 64-9-571 9801

FLETCHER CHALLENGE
FORESTS

CHAIRMAN'S LETTER

Dear Shareholder,

The Independent Directors believe the acquisition of the CNIFP Assets and the replacement of Rubicon Limited ("**Rubicon**") with South East Asia Wood Industries Holdings Limited ("**SEAWI**") as the cornerstone shareholder of Fletcher Challenge Forests Limited ("**FFS**") is a compelling transaction for FFS and its shareholders. The focus of the Board during the extended CNIFP receivership process has been to find a solution which maximised the value for all FFS shareholders. The transaction which we are proposing achieves this objective.



I want to emphasise that the Transaction is one indivisible proposal with each part being required to achieve the end result.

The CNIFP forests are outstanding and acquiring them makes very good business sense. The forests of FFS and CNIFP are contiguous and there are substantial financial benefits from operating the two estates as a single integrated unit. New Zealand is still a relatively small player in the international markets for wood products and combining the marketing efforts under one organisation has significant benefits. The wood processing assets of the CNIFP are an excellent complement to FFS's own facilities. The CNIFP forest estate is relatively mature and, together with the processing operations, CNIFP is currently generating approximately NZ$100 million per year of operating cash flow before interest.

The Independent Directors consider that the proposed acquisition, at a price equal to the amount of the CNIFP bank debt plus the receivers' costs, is favourable to FFS having regard to the benefits to the company both immediately and in the longer term.

We urge you to vote in favour of the Transaction to enable FFS to create value for all shareholders.

I want to make the following very important points about the proposed relationship with China International Trust and Investment Corporation ("**CITIC**"), which will be effected through Hong Kong-based SEAWI:

- This is a new relationship with CITIC. CITIC and SEAWI have been quite explicit in confirming their desire to see FFS grow successfully and their commitment to wealth generation for all shareholders. I have personally spent time with the Chairman of CITIC re-establishing the relationship between the two organisations and the accompanying letter from the Chairman of CITIC outlines their reasons for this proposed investment in FFS.
- The price being paid for the 35% cornerstone shareholding in FFS at 37 cents per share adds value for shareholders. It represents an 85% premium to the pre-announcement FFS share price.

- In addition, binding governance arrangements have been agreed with SEAWI and CITIC. These arrangements are intended to ensure that FFS will continue to operate as an independent New Zealand entity under the direction of the Board. SEAWI will only be able to appoint directors in proportion to their shareholding, being initially two directors out of a proposed Board of at least six. They will have no management role. The arrangements require them to "stand still" in terms of their shareholding for two years, other than in exceptional circumstances. If either of CITIC or SEAWI does, at a later point, wish to increase its shareholding in FFS, then it must do so in accordance with the Takeovers Code. I will continue as Chairman and FFS's management and strategic direction will continue to be directed by the Board.
- The Chinese market is one of the two key growth wood markets in Asia and the market with the greatest potential. While the principle of operational independence is central to our arrangements with SEAWI and CITIC, the new relationship with CITIC should open further opportunities in this important market.

To finance the CNIFP Acquisition we have negotiated a new debt facility. The combined FFS and CNIFP assets can comfortably support the proposed bank financing. Although initially FFS will be above our target leverage ratios, I am confident that the debt level will be reduced from cash flows. There is no intention to undertake any further equity raising initiatives in order to repay debt.

The introduction of CITIC, through SEAWI, as a new cornerstone shareholder in FFS required that arrangements be agreed with Rubicon for the sale of its strategic 17.6% stake as Rubicon was not prepared to be diluted on the entry of a new cornerstone shareholder. I believe that the agreement for the cancellation of a significant portion of the Rubicon shares in exchange for forest assets at a comparable valuation at that time provides a fair outcome for shareholders. Without Rubicon's support, we would not be able to present the Transaction to shareholders.

The Transaction has the full support of the Independent Directors. The Board has completed a thorough analysis of the Transaction and the alternatives and has concluded that proceeding with the Transaction is in the best interests of FFS and its shareholders.

This is a comprehensive and bold move for FFS. It addresses key structural factors that have been constraining this company's performance. It brings together two world-class forest estates in a way that will realise greater synergies and operational benefits. It brings in a new cornerstone shareholder subject to strong governance processes. It also provides further opportunities in the world's fastest growing market for Radiata pine. The alternative of not acquiring the CNIFP Assets, with the possible resulting loss of valuable synergy benefits we currently enjoy, would be value destroying for FFS. Uncertainty would continue to hang over FFS and its share price could suffer.

The Independent Directors are very pleased to now be in a position to recommend this proposal to shareholders. We therefore urge you to vote in favour of the Transaction which, in our view, will create value for all shareholders.

Yours faithfully,



Sir Dryden Spring
Chairman

王 軍
Wang Jun
Chairman

8 July 2002

中國國際信托投資公司
CHINA INTERNATIONAL TRUST AND INVESTMENT CORPORATION
Capital Mansion, 6, Xinyuan Nanlu, Chaoyang District, Beijing. 100004 China. Tel: 4660088(SB)
Telex: 210026 CITIC CN Fax: 4661186

Sir Dryden Spring
Chairman
Fletcher Challenge Forests

Dear Sir Dryden

CITIC is delighted to have an opportunity to become Fletcher Challenge Forests ("the Company") new cornerstone shareholder through our associated Hong Kong Company, SEAWI. We intend to be a long-term investor in the Company.

CITIC has invested capital in SEAWI to become the major shareholder of SEAWI, enabling SEAWI to subscribe for new FCF shares. The proposed acquisition of the CNIFP, made possible by US$200 million of new capital provided through SEAWI, will enable the Company to bring together two world class forest estates and set the foundations for future prosperity in which all shareholders, big and small, will participate equally. CITIC wishes to ensure that the investment was made through a publicly listed company, which both gives the ability to raise further capital from the market, and is open to transparency and the scrutiny of international markets. CITIC has stated its intention to position SEAWI as a vehicle for some of CITIC's overseas investments.

We have been attracted to the New Zealand forestry industry because of its fundamental strengths. We believe that the superior cost position of the combined CNIFP and FCF forest estates, coupled with the related processing and marketing capabilities, excellent ports and transport infrastructure, will enable the Company to compete very successfully in the global marketplace. These strengths will be supported by continued growth in demand for logs and wood products from around the Pacific Rim, especially China where our economic growth, and constraints on our own harvest capacity, are creating many opportunities for New Zealand suppliers.

I want to emphasise CITIC's commitment to the Company's current strategic direction, and in particular the Company's focus on a mix of log and added value product markets around the Pacific Rim and in the USA. We support further value-added processing of product in New Zealand.

I am also confident that the ownership structure and associated governance arrangements that we have agreed will work in the best interests of all shareholders. In contrast to the earlier arrangements we had in 1996, the new structure – where we invest our new capital directly into the Company – will ensure that the interests of all shareholders will be fully aligned and free of any conflict. CITIC supports the management and business strategy of the Company's current management team. Like all other shareholders, CITIC will participate in the future success of the Company through its shareholding, either in the form of capital growth or dividends.

We at CITIC believe that we have much to contribute to the Company's future success and prosperity. We are confident that the Company will have an outstanding future based on a world class forest assets, a global marketing perspective and growing regional demand for logs and wood products. We look forward to participating in that success as the Company's new major shareholder.

Yours sincerely

王軍

Chairman

What is the Transaction?

Shareholders are being asked to approve the following Transaction:

- **the acquisition of the CNIFP Assets**, which include 162,000 planted hectares of forests and associated processing facilities, for approximately US$650 million.
- **the funding arrangements** for the CNIFP Acquisition, which consist of:
  - **a placement of approximately 1.1 billion FFS shares to SEAWI** at an issue price of NZ$0.37 per share for a total subscription price of US$200 million, consisting of 369,600,369 FFS ordinary shares and 739,200,739 FFS preference shares
  - **a new debt facility of US$600 million** with a syndicate of banks to fund the balance of the purchase price and to refinance FFS's existing debt facilities
  - **a short-term standby facility of US$65 million** which will, if required, be used to fund the GST portion of the purchase price
  - **the exit by Rubicon** from its cornerstone shareholding by the buy-back of 355 million FFS shares, consisting of 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares, at a price of NZ$0.37 per share funded by the sale to Rubicon of FFS's Tahorakuri forest valued for this purpose at US$64 million.
- **the transfer** of 131,076,848 million FFS preference shares from Rubicon to SEAWI.

The Transaction will result in SEAWI acquiring a cornerstone 35% shareholding in FFS and Rubicon reducing its shareholding in FFS from 17.6% to less than 0.5%. The FFS ordinary and FFS preference shares issued to SEAWI under the Transaction will rank equally in all respects with the existing FFS shares of the relevant class.


The acquisition of the CNIFP Assets
The funding arrangements
A placement of approximately 1.1 billion FFS shares to SEAWI
A new debt facility of US$600 million
A short-term standby facility of US$65 million
The exit by Rubicon

These components of the Transaction are interdependent and completion of each component can only occur contemporaneously with completion of each of the others.

Governance arrangements have been agreed with SEAWI to protect the interests of existing shareholders. These are described in more detail in the section entitled "Governance" and in Appendix 2. FFS shareholder approval is sought for consequential amendments to FFS's constitution to reflect these arrangements.

Further details of the Transaction and the amendments to FFS's constitution are provided in the Explanatory Memorandum.

What are the benefits to FFS of the Transaction?

The Transaction has a number of important benefits for FFS and its shareholders:

- The purchase price for the CNIFP Assets is attractive and the financial benefits of the Transaction are significant.
- It will enable FFS to consolidate the ownership of the CNIFP forests with the rest of FFS's forests to create a combined world-class forest estate of 266,000 planted hectares.
- It retains FFS's current operating synergies from the management of the combined estates as well as offering the potential for further financial benefits through a simplified ownership and management structure. Together these have a net present value of approximately NZ$200 million.
- The placement of US$200 million of FFS shares to SEAWI enables FFS to acquire the CNIFP Assets whilst maintaining an acceptable debt level. The placement price was negotiated at NZ$0.37 for FFS shares – a premium of 85% over the pre-announcement FFS share price. The same price per share is to be paid to Rubicon in relation to the US$64 million payable

under the Rubicon Share Buy-back and Forest Sale. However, that transaction is, in effect, a non-cash transaction for FFS.

- The resulting ownership structure for the CNIFP and FFS forest estates eliminates the complexity inherent in the previous arrangements and aligns the interests of the owners.
- It removes the uncertainty associated with the lengthy CNIFP receivership and enables FFS to focus on enhancing the performance of what will be a world-class asset base.
- It stabilises FFS's share register by facilitating the introduction of SEAWI as a new long-term cornerstone shareholder and the exit of Rubicon as part of the Transaction.
- The corporate governance arrangements agreed with SEAWI provide for FFS's continued independence as a New Zealand public company.
- It removes any litigation risk arising from past CITIC claims against FFS.
- It simplifies FFS's corporate structure and positions FFS as an outstanding investment vehicle for plantation forestry in the Asia/Pacific region.
- Future sales by FFS into the growing Chinese market are expected to be assisted by CITIC's involvement in FFS through SEAWI.

What is the recommendation of the Board?

The Independent Directors unanimously recommend that shareholders vote to approve the Transaction.

As Luke Moriarty and Michael Andrews are also directors of Rubicon, they have not voted in respect of the Board's decision to proceed with the Transaction. Sir Dryden Spring, being a director of The National Bank of New Zealand Limited, did not vote as a FFS director in relation to the Board's approval of the New Debt Funding Arrangements because The National Bank of New Zealand Limited will participate in the New Debt Funding Arrangements.

What does the independent report conclude about the Transaction?

Grant Samuel & Associates Limited has been commissioned by FFS to prepare:

- an appraisal report for the purposes of the NZSE Listing Rules and an independent expert's report for the purposes of the ASX Listing Rules in relation to the Transaction; and
- an independent adviser's report for the purposes of the Takeovers Code in relation to the SEAWI Share Subscription and the Rubicon Share Transfer to SEAWI.

Grant Samuel has concluded that, in its opinion, each component of the Transaction (other than the Rubicon Share Transfer to SEAWI, which Grant Samuel is not required to express an opinion on) is fair and reasonable to FFS shareholders (other than Rubicon).

What has caused the relationship to improve between FFS and CITIC?

The relationship with CITIC resulting from the Transaction will be a new relationship, with new personalities at board and management level.

The reconciliation between FFS and CITIC has occurred over the last eighteen months as the two companies have built personal relationships, including one between the Chairman of CITIC and the Chairman of FFS. During this time, the two companies have examined the reasons why their earlier partnership failed and explored more appropriate frameworks for advancing their mutual interests.

The earlier relationship was complex. FFS had its own forests and processing operations in which CITIC had no involvement or ownership. These existed alongside the 50:50 partnership in relation to the CNIFP forests that were managed by FFS. There were, from the start, inherent tensions in this structure which became aggravated once global log and timber markets collapsed.

FFS and CITIC now intend to adopt a new structure which will avoid the previous problems. This time there will be one set of assets owned by FFS and a greatly simplified ownership and operating structure. CITIC's associated company, SEAWI, joins FFS as a cornerstone shareholder with appointees on FFS's Board. The two companies have, therefore, a common objective being the strong performance of FFS as owner of both its currently owned forests and the CNIFP forests.

CITIC and SEAWI have expressly confirmed their desire as investors in FFS to see FFS grow successfully and their commitment to wealth generation for all FFS shareholders.

Why is SEAWI to be the new cornerstone shareholder in FFS and not CITIC?

As stated in the accompanying letter from the Chairman of CITIC, CITIC has invested capital into SEAWI to enable SEAWI to subscribe for new FFS shares as CITIC wishes to ensure that the 35% investment in FFS is made through a publicly listed company, which will give the ability to raise further capital from the market and will be open to the transparency and scrutiny of international markets. CITIC also states its intention to position SEAWI as a vehicle for some of CITIC's overseas investments. CITIC executives also have had long term relationships with the owners of the other large shareholder of SEAWI, Mr Kwok and Mr Ma, both of whom have had many years' experience in investment banking and finance in international markets.

Mr Kwok and Mr Ma, through United Star International Inc. (which they beneficially own as to 50% each), took control of SEAWI in August 2000. Prior to CITIC's recent investment in SEAWI, United Star International Inc. owned some 75% of SEAWI's share capital. CITIC now holds approximately 41% of the total shareholding in SEAWI. This percentage may change if SEAWI undertakes further capital raisings.

At present there are four executives of CITIC who are directors on the SEAWI board of nine members.

What factors have driven the arrangements with Rubicon?

The arrangement that is proposed is of benefit to both FFS and Rubicon. Rubicon received its shareholding in FFS as part of its underwriting and placement commitments when FFS raised new equity to enable it to operate on a stand-alone basis. However, Rubicon is not a forestry company and its ownership of FFS shares is no longer consistent with its vision to be a technology development company.

The strategic position held by Rubicon as a result of its 17.6% shareholding in FFS has meant that an arrangement with Rubicon was necessary to introduce a new cornerstone shareholder with cash to fund the CNIFP Acquisition. The Rubicon Share Buy-back and Forest Sale will enable FFS to meet Rubicon's stated requirement that it exit substantially all its FFS shareholding on the entry of a new cornerstone shareholder, without diluting SEAWI's US$200 million cash injection or resulting in SEAWI acquiring more than a 35% interest in FFS.

These arrangements, when viewed together, achieve three important outcomes:

- they provide FFS with US$200 million of new equity funding;
- they provide for the SEAWI shareholding to be within the agreed 35% limit; and
- they meet Rubicon's stated requirement for an exit from its FFS shareholding on the introduction of a new major shareholder.

The exit of Rubicon also removes any negative effect of its shareholding as an overhang on the FFS share price.

Rubicon's exit will be substantially achieved by the buy-back of 72% of Rubicon's shareholding in FFS in exchange for a transfer of the Tahorakuri forest. As this is not a cash transaction for FFS, FFS's cash reserves will be retained for completion of the CNIFP Acquisition.

The transfer value for the Tahorakuri forest has been agreed at US$64 million plus GST (subject to any due diligence adjustment). This value has been negotiated at arm's length and is broadly in line with FFS's book value as at 31 December 2001 for the forest (US$60 million, being NZ$143 million converted at the 31 December 2001 exchange rate of US$0.42:NZ$1.00). FFS's book value represents a market based valuation of the forest prepared in accordance with the valuation methodology and assumptions disclosed in FFS's annual financial statements. Rubicon's shares will be bought back at NZ$0.37, which is the same price as was negotiated with SEAWI in connection with its acquisition of the new cornerstone shareholding in FFS.

The Tahorakuri forest is not currently generating substantial income so its sale will have a minimal effect on FFS's short-term cash flows. It should also be noted that Rubicon will carry the full disposal risk on the Tahorakuri forest and all holding costs.

How will FFS manage its higher levels of debt following the Transaction?

Commitments for new debt facilities have been arranged to assist in funding the CNIFP Acquisition. The initial level of borrowing under the new facilities will take FFS outside its current target debt ratios for a limited period as it consolidates the acquisition of the CNIFP Assets.

FFS's gearing ratio (net debt to net debt plus equity) will be approximately 42% at the first annual balance date following the CNIFP Acquisition and is forecast to reduce quickly as free cash flow reduces debt.

The new debt facilities, and the financial ratios which FFS must work within, have been agreed only after FFS and the lenders have reviewed the robustness of all the financial and operating parameters of the FFS business including the CNIFP Assets.

FFS is confident that this debt level can be managed. FFS's business is now performing relatively strongly and the company has reduced its gross debt by $75 million during the past year. Future cash flow is assisted by an increasing harvest profile from the existing FFS forests and the management team is confident that the full consolidation of the two forest estates will realise further synergies and cost efficiencies.

Taking account of all these matters, free cash flow to interest, which will be the key bank debt covenant ratio in the new debt facility, is forecast to exceed two and a half times in the initial year after acquisition of the CNIFP Assets and to increase strongly thereafter.

All surplus cash will be directed to pay down debt over the first 18 months, after which FFS's gearing is forecast to come back into line with targets. There is no intention to raise further equity in order to restructure debt.

What protections has the Board put in place for existing shareholders?

FFS will remain independent under the direction of its Board. SEAWI will initially appoint two directors out of seven and then two out of a minimum of six (after three years). The corporate governance arrangements with SEAWI will ensure that FFS continues to operate as an independent entity under the direction of the Board. Sir Dryden Spring will continue as Chairman and management will not be affected.

As well as SEAWI being subject to New Zealand legal and commercial requirements, SEAWI has agreed to sign a formal Governance Deed under which it undertakes not to increase its proportionate shareholding in FFS for a period of two years, other than in exceptional circumstances. CITIC has agreed to be separately bound by those governance arrangements. The governance arrangements will continue for so long as SEAWI holds less than a controlling stake in FFS (unless exceptional circumstances arise). A description of the governance arrangements can be found in Appendix 2.

SEAWI and CITIC have endorsed FFS's management and business strategy. There are no current supply or trading arrangements proposed between FFS and SEAWI or CITIC and any such arrangements with SEAWI or CITIC in the future will be at arm's length and subject to any necessary shareholder approvals.

Why did Stephen Hurley resign from the Board?

One director, Stephen Hurley, who is based in the USA, resigned prior to the Independent Directors taking the decision to proceed with the Transaction. Mr Hurley is Founder, Chairman and Chief Executive of Xylem Investments, Inc. which manages Xylem Fund I, L.P., a forestry investment fund which holds 7.3% of the shares in FFS and is FFS's second largest shareholder.

Mr Hurley stated in an email to the Chairman of FFS sent on resigning, that Xylem is opposed to the Transaction because, in its view, it is not fair and reasonable to the minority shareholders of FFS. FFS has not received any further advice from either Mr Hurley or Xylem regarding the reasons for Mr Hurley's resignation.

The Independent Directors have considered this matter at great length. They believe unanimously that the Transaction, taken as a whole, is fair and reasonable, is in the best interests of FFS and is of benefit to all shareholders. The reasons for their conclusion are fully discussed in the Explanatory Memorandum.

Did the Board consider alternatives to the proposed Transaction?

Yes. Following detailed financial analysis showing that the CNIFP Acquisition for a purchase price of around the bank debt of the CNIFP would be financially favourable to FFS, the Board and management have over many months investigated and consulted widely on many options to finance the CNIFP Acquisition. US$200 million equity is required to fund this acquisition and SEAWI was the only party prepared to provide funding that met FFS's objectives of:

- an entry price which fully recognised the value of the strategic stake;
- governance certainty; and
- the consolidation of the CNIFP forests and existing FFS forests under one continuing independent entity.

The placement price to SEAWI at NZ$0.37 per share represents an 85% premium to the pre-announcement FFS share price of NZ$0.20. The price is a negotiated figure having regard to the fact that it is the acquisition of a strategic shareholding, market analysts' valuations and the book value of FFS as at 31 December 2001 of NZ$0.39 per share.

What will be FFS's strategy going forward?

FFS will, following the CNIFP Acquisition, first focus on maximising the cost, operational and marketing efficiency gains that will arise from the common ownership of FFS's existing forest estate and the CNIFP forest estate.

FFS sees shareholder value opportunities in the expansion of wood processing. The security of supply of a greater volume of trees will enable FFS to enter into longer term commitments with both existing and new customers. Additional production from existing facilities without substantial new capital expenditure will be the first priority. Longer term options will be assessed through a full strategic planning exercise, to be undertaken by the Board. It is envisaged this will lead to positive changes in FFS's current product and customer mix and growth strategies.

What risks arise from the Transaction?

The CNIFP Acquisition will result in FFS enlarging its current business. Shareholders will already be aware of the business risks that are inherent in the forestry business. The Independent Directors believe that the favourable purchase price for the CNIFP Assets, and the benefits which will flow from the integration of the two forest estates, will assist to mitigate any adverse conditions which may arise in the future.

FFS is taking on further debt to part fund the CNIFP Acquisition. The financial sensitivities of the consolidated FFS and CNIFP assets to the major business variables such as product prices and foreign exchange are detailed in Appendix 3. FFS's financial performance is sensitive to changes in sales prices. Both sales volumes and costs have a lower sensitivity and risk for FFS.

FFS's financial performance is also sensitive to foreign exchange rate and interest rate movements. FFS has policies to manage both these risks which are detailed on page 51. In summary, liability foreign exchange risk is managed by maintaining foreign currency denominated debt in the currencies in which FFS has significant net revenue streams. Interest rates are fixed on some 40% to 70% of total debt depending upon an assessment of inflation and monetary policy in the country of the currency of that debt and FFS's ability to withstand adverse interest rate movements.

Appendix 3 also details compliance with bank debt covenant ratio requirements which shows reasonable headroom is available to meet adverse business conditions.

The settlement risks to which FFS is exposed in respect of the Transaction are detailed under the section entitled "Conditions to the CNIFP Acquisition" on page 35.

If the Transaction does not proceed, there could be another purchaser for, and possibly another manager of, the CNIFP Assets which would result in FFS possibly losing current and expected synergy benefits having a net present value of approximately NZ$200 million.

The CNIFP Assets are being purchased for approximately US$650 million. What does FFS calculate that they are worth?

FFS has assessed, using its discounted cash flow methodology, the value to FFS of the CNIFP Assets being acquired to be NZ$1,493 million (US$732 million at an exchange rate of US$0.49:NZ$1.00). This is significantly higher than the expected purchase price of US$650 million, and represents a financial benefit of approximately NZ$0.06 cents per existing share.

The assessed value of NZ$1,493 million does not include any attributed value for the marketing and strategic growth benefits expected to be derived from the acquisition, any value for the favourable debt financing terms that have been arranged or the value of any other potential benefits. Taking these elements into account, FFS assesses the total likely benefits of the Transaction at in excess of NZ$0.10 cents per existing share.

The assessed value of NZ$1,493 million applies 12 quarter historical product prices as at June 2002. Higher future product prices would increase that assessed value and FFS is of the view that the product price assumptions in its valuation are conservative.

What benefits would FFS lose if it did not purchase the CNIFP Assets?

If FFS does not acquire the CNIFP Assets they will remain in receivership and ultimately be sold to another party. Under this scenario, FFS may lose the management fee income it currently receives for managing the CNIFP Assets and would incur increased transport, shipping and other costs, partly offset by some savings. FFS estimates that the net negative cash impact would be approximately NZ$15 million per annum.

In addition, the resulting fragmentation of export marketing could have a material adverse effect on export product prices and FFS's strategic growth objectives could be frustrated by inadequate supply of wood for its processing plants and its profitable value added strategies.

When will FFS declare a dividend?

Under the terms of the New Debt Funding Agreement all excess cash flow will initially be used to repay debt. On current projections, this requirement will last approximately eighteen months at which stage the Board will review the best utilisation of FFS's excess cash flow.

Future dividend and distribution policy will be dependent upon the financial position of the company at the relevant time including re-investment opportunities, forecast trading conditions and the availability of imputation tax credits.

What do I need to do?

The Transaction is important to FFS and to shareholders. **You are strongly encouraged to cast your votes on the resolutions.** In order to do this, you should follow the instructions on the voting/proxy form accompanying this document.

If you have any questions about the Transaction or the Special Meeting, please call our shareholder information lines:

New Zealand	**0800 108 609**
United States of America	**866 233 9047**
Rest of the world	**+61 2 9240 7549**

or email us at info@fcf.co.nz.

What votes are required?

The acquisition of the CNIFP Assets, and the New Debt Funding Arrangements required to fund it, constitute a "major transaction" for FFS, requiring approval by way of special resolution (being a resolution approved by a majority of 75% of the votes of those shareholders entitled to vote and voting on the question). Under the Companies Act, all shareholders are entitled to vote on this resolution.

In addition, the Transaction must be approved under the NZSE Listing Rules, the ASX Listing Rules and the Takeovers Code by a resolution approved by a majority (more than 50%) of those non-interested shareholders (being shareholders other than SEAWI, Rubicon, The National Bank of New Zealand Limited and their associates) voting on the question. Included within the components of the Transaction approved by way of ordinary resolution is the transfer of FFS shares from Rubicon to SEAWI. This requires approval under the Takeovers Code as it, together with the issue of new FFS shares to SEAWI under the SEAWI Share Subscription, will result in SEAWI exceeding the 20% threshold set under the Takeovers Code.

The special resolution approving the Transaction as a "major transaction" (resolution 1) and the ordinary resolutions approving the various components of the Transaction (resolutions 2(a) to (e)) are each subject to the others being passed. If any one of those resolutions is not passed, the Transaction cannot proceed.

In addition, the resolution approving the changes to the constitution (resolution 3) is subject to all of the other resolutions being passed and as a result the changes will only be made if the Transaction proceeds. However, resolutions 1 and 2(a) to (e) are not subject to resolution 3 being passed. As a result, the Transaction can proceed if resolution 3 is not passed.

Under FFS's constitution, the holders of FFS ordinary shares and the holders of FFS preference shares vote together on each resolution.

Can I support some components of the Transaction and reject others?

The components which make up the Transaction are interdependent and all must be achieved for the Transaction to proceed.

As a result, the special resolution to approve the "major transaction" and each of the ordinary resolutions to approve the components of the Transaction are subject to all of those resolutions being passed. These resolutions will only take effect if **all** of them are approved by the required votes.

For example, if the ordinary resolution to approve the Rubicon Share Buy-back and Forest Sale is not approved by shareholders, then the CNIFP Acquisition will not proceed.

If shareholders wish the Transaction to proceed, they will need to pass the special resolution approving the Transaction as a "major transaction" (resolution 1) AND each of the ordinary resolutions approving the various components of the Transaction (resolutions 2(a) to (e)).

Can Rubicon vote on any of the resolutions?

The Companies Act does not impose any voting restrictions in relation to either of the special resolutions. Therefore Rubicon is entitled to vote on the special resolution to approve the Transaction as a "major transaction" (resolution 1) and also the special resolution to alter the constitution (resolution 3).

The NZSE Listing Rules, the ASX Listing Rules and the Takeovers Code all impose voting restrictions in relation to the required ordinary resolutions. As a consquence, neither Rubicon nor any of its associates will be able to vote on any of the ordinary resolutions approving the various components of the Transaction (resolutions 2(a) to (e)).

What can I do if I do not support the Transaction?

If you do not support the Transaction you can cast your votes against the resolutions. However, you should be aware that the components of the Transaction are interdependent and must be implemented together.

Shareholders who vote all of their shares against either of the special resolutions may, if those resolutions are passed, be entitled to give written notice requiring FFS to either purchase at a fair and reasonable price all of their shares in FFS or arrange for a third party to do so. Once given, shareholders may not be able to withdraw such a notice.

These rights, and the issues to be considered by shareholders before exercising them, are more fully explained on page 53 of the Explanatory Memorandum. If shareholders are in any doubt as to whether or not to exercise these rights, they should discuss this with their legal or financial advisor.

Shareholders should be aware that it is a condition to the CNIFP Acquisition that, in the Board's assessment, the net cost to FFS of funding any minority buy-out obligations will not exceed US$7.5 million. This amount reflects FFS's limited ability to fund any buy-out obligations. Its ability to do so is constrained by the need to maintain FFS on a sound financial basis going forward. If this threshold is exceeded, FFS is entitled to cancel the CNIFP Acquisition Agreement, in which case the Transaction will not proceed.

Shareholders are free to sell their FFS shares at any time. By doing so, shareholders will receive the then market price for their shares.

THE GOVERNANCE ARRANGEMENTS

Key Terms

- ***Shareholding***
  - Maximum shareholding of 35%
  - SEAWI/CITIC may only increase shareholding by way of Takeovers Code offer
  - In any event, no increase in SEAWI/CITIC shareholding beyond 35% during first two years except:
    - for offers approved by the independent directors
    - for offers approved by 50% of shareholders excluding SEAWI/CITIC
    - in certain exceptional circumstances, e.g., in response to a competing takeover offer or default on bank debt
  - Arrangements to manage SEAWI dilution below, or inadvertent creep above, 35%.

- ***Governance Principles***
  - Existing FFS corporate governance structures to apply
  - FFS to remain independent under the direction of its Board
  - SEAWI/CITIC involvement is as an investor, with proportionate Board appointment rights
  - No current trading or supply arrangements involving SEAWI/CITIC and any such dealings in the future will be at arm's length
  - SEAWI and CITIC have endorsed FFS management and business strategy

- ***Board Composition***
  - SEAWI to appoint two nominees to the Board
  - The two Rubicon directors to resign on settlement of the Transaction
  - Existing Board to be reduced to six directors within three years
  - Chairman to be an independent director and have casting vote
  - SEAWI/CITIC not to vote on appointment of independent directors
  - Nominations committee to be established for selection of future independent directors

BUSINESS OF THE SPECIAL MEETING

Resolution 1 – Transaction – Special Resolution

Under section 129 of the Companies Act and NZSE Listing Rule 9.1, to consider, and if, thought fit, pass the following resolution as a single special resolution:

That, subject to each of resolutions 2(a) to (e) being passed, the transaction which is comprised of the following interdependent transactions be and is hereby approved:

- *the CNIFP Acquisition, being the purchase of the CNIFP Assets on the terms set out in the CNIFP Acquisition Agreement for a price estimated to be approximately US$650 million plus GST, and including FFS's funding of FFS's wholly owned subsidiary, Kaingaroa, to allow it to meet its obligations under the CNIFP Acquisition Agreement;*
- *the New Debt Funding Arrangements, being the borrowing by FFS and its guaranteeing subsidiaries, from a syndicate of banks, of term loans of US$600 million and a short-term GST standby facility of US$65 million on the terms set out in the New Debt Funding Agreement to refinance current bank funding and to assist FFS in the funding of the CNIFP Acquisition and the provision of security for this borrowing;*
- *the SEAWI Share Subscription, being the issue to SEAWI of 369,600,369 FFS ordinary shares and 739,200,739 FFS preference shares on the terms set out in the SEAWI Share Subscription Agreement at an aggregate issue price of US$200 million; and*
- *the Rubicon Share Buy-back and Forest Sale, being the sale of FFS's Tahorakuri forest to Rubicon at a valuation of US$64 million plus GST in return for FFS's buy-back from Rubicon of 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares on the terms set out in the Rubicon Share Buy-back and Forest Sale Agreement,*

in each case as described in the Explanatory Memorandum.

Important notes:

- ***Resolutions 1 and 2(a) to (e) are each subject to each of the others being passed and will only take effect if all are approved by the required votes.***
- ***For further discussion of the shareholder resolutions, refer to page 28.***

Resolutions 2(a) to (e) – Transaction – Ordinary Resolutions

Under the constitution of FFS, NZSE Listing Rules 7.3, 7.5, 7.6 and 9.2, ASX Listing Rules 7.1 and 10.1 and rules 7(c) and 7(d) of the Takeovers Code, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(a) CNIFP Acquisition

That, subject to resolution 1 and each of resolutions 2(b) to (e) being passed, the CNIFP Acquisition, being the purchase of the CNIFP Assets on the terms set out in the CNIFP Acquisition Agreement for a price estimated to be approximately US$650 million plus GST,

and including FFS's funding of FFS's wholly owned subsidiary, Kaingaroa, to allow it to meet its obligations under the CNIFP Acquisition Agreement be and is hereby approved;

(b) New Debt Funding Arrangements

That, subject to resolution 1 and each of resolutions 2(a) and (c) to (e) being passed, the New Debt Funding Arrangements, being the borrowing by FFS and its guaranteeing subsidiaries, from a syndicate of banks, of term loans of US$600 million and a short-term GST standby facility of US$65 million on the terms set out in the New Debt Funding Agreement to refinance current bank funding and to assist FFS in the funding of the CNIFP Acquisition and the provision of security for this borrowing, be and are hereby approved;

(c) SEAWI Share Subscription

That, subject to resolution 1 and each of resolutions 2(a), (b), (d) and (e) being passed, the SEAWI Share Subscription, being the issue to SEAWI of 369,600,369 FFS ordinary shares and 739,200,739 FFS preference shares on the terms set out in the SEAWI Share Subscription Agreement at an aggregate issue price of US$200 million be and is hereby approved;

(d) Rubicon Share Buy-back and Forest Sale

That, subject to resolution 1 and each of resolutions 2(a) to (c) and (e) being passed, the Rubicon Share Buy-back and Forest Sale, being the sale of FFS's Tahorakuri forest to Rubicon at a valuation of US$64 million plus GST in return for FFS's buy-back from Rubicon of 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares on the terms set out in the Rubicon Share Buy-back and Forest Sale Agreement be and is hereby approved; and

(e) Rubicon Share Transfer to SEAWI

That, subject to resolution 1 and each of resolutions 2(a) to (d) being passed, the Rubicon Share Transfer to SEAWI, being the transfer of 131,076,848 FFS preference shares from Rubicon to SEAWI on the terms set out in the Rubicon Share Transfer Agreement be and is hereby approved,

in each case as described in the Explanatory Memorandum.

Important notes:

- ***Resolutions 1 and 2(a) to (e) are each subject to each of the others being passed and will only take effect if all are approved by the required votes.***
- ***For further discussion of the shareholder resolutions, refer to page 28.***
- ***The National Bank of New Zealand Limited, a company of which Sir Dryden Spring is a director, is a member of the syndicate of banks referred to in resolution 2(b). As such, the approval in resolution 2(b) is sought to also approve the participation of the National Bank of New Zealand Limited as a "related party transaction". For more information, refer to page 30.***

Resolution 3 – Constitution Amendments – Special Resolution

Under sections 32 and 106 of the Companies Act, to consider and, if thought fit, pass the following resolution as a special resolution:

That, subject to resolution 1 and each of resolutions 2(a) to (e) being passed, with effect from the Settlement Date for the Transaction, the constitution of FFS be amended by:

- *amending the existing clause 5.3;*
- *adding a new clause 5.3A;*
- *deleting the existing clause 5.14 and replacing it with a new clause 5.14;*
- *deleting the existing clause 5.17 and replacing it with a new clause 5.17;*
- *deleting the existing clause 5.18 and replacing it with a new clause 5.18; and*
- *inserting a new definition in the Annexure,*

in each case as described in the Explanatory Memorandum.

The text of the amendments to the constitution of FFS is contained in Appendix 6 to the Explanatory Memorandum.

PROCEDURAL NOTES

(i) Resolutions 1 and 3 are each special resolutions and therefore are required to be passed by a majority of 75% or more of the votes of those shareholders entitled to vote and voting on the resolution. Resolutions 2(a) to (e) are ordinary resolutions and therefore are required to be passed by a simple majority of the votes of those shareholders entitled to vote and voting on the resolutions.

(ii) Resolutions 1 and 2(a) to (e) are each subject to each of the others being passed and will only take effect if **all** are approved by the required votes. Resolution 3 is subject to each of resolutions 1 and 2(a) to (e) being passed and will only take effect if resolutions 1 and 2(a) to (e) are approved by the required votes and the Settlement Date occurs under the terms of the Transaction.

(iii) Implementation of each component of the Transaction is subject to implementation of each of the other components.

(iv) The persons who will be entitled to vote on the resolutions at this Special Meeting are those persons who will be shareholders at 5.00 pm on Friday, 9 August 2002.

(v) Under the terms of the NZSE Listing Rules, the ASX Listing Rules and/or the Takeovers Code, neither SEAWI, Rubicon, The National Bank of New Zealand Limited nor any of their associates/associated parties, may vote on resolutions 2(a) to (e).

(vi) Under the constitution of FFS, the holders of FFS ordinary shares and holders of FFS preference shares vote together on each resolution.

(vii) The Companies Act may confer minority buy-out rights on shareholders who vote against either of the special resolutions (resolution 1 or resolution 3). For further information, refer to the section entitled "Minority Buy-out Rights" on page 53.

(viii) The accompanying voting/proxy form should be used to vote on the resolutions. Shareholders can participate by postal vote, by proxy or by casting their vote in person at the Special Meeting. If shareholders plan to attend the Special Meeting, their completion and return of the attached reply-paid attendance card would assist our planning.

(ix) The Company Secretary has been authorised by the Board to receive and count postal votes at the Special Meeting.

By Order of the Board

Auckland
New Zealand
17 July 2002

Paul Gillard
Company Secretary
Fletcher Challenge Forests Limited

Resolution 1 – Transaction – Special Resolution

Companies Act

Section 129 of the Companies Act provides that a company must not enter into a "major transaction" unless the transaction is approved by, or is contingent on approval by, a special resolution of shareholders. A "major transaction" includes a transaction that has, or is likely to have, the effect of the company incurring obligations or liabilities the value of which is more than half of the value of the company's assets before the transaction.

The value of the obligations or liabilities incurred by FFS under the Transaction (including FFS's guarantee of the purchase price under the CNIFP Acquisition Agreement) is in excess of the relevant threshold under section 129 of the Companies Act and therefore constitutes a "major transaction". Given the interdependent nature of the Transaction, FFS considers it prudent to obtain shareholder approval under section 129 of the Companies Act for all of the components of the Transaction to which it is a party.

NZSE Listing Rules

In accordance with NZSE Listing Rule 9.1, clause 6.1 of the constitution provides that FFS and its subsidiaries must not enter into a transaction, or series of linked or related transactions, to acquire assets in respect of which the gross value is in excess of 50% of the lesser of the "average market capitalisation" or the "gross value of the assets" of FFS, except with the prior approval of an ordinary resolution of shareholders (or a special resolution if section 129 of the Companies Act also applies).

The gross value of the assets acquired by FFS and its subsidiaries under the Transaction is in excess of the relevant threshold and, as the components of the Transaction are all linked or related, shareholder approval is required.

Resolution Required

Resolution 1 will therefore be proposed as a special resolution to satisfy the Companies Act, NZSE Listing Rule 9.1 and FFS's constitution. A special resolution is a resolution passed by a majority of 75% or more of the votes of those shareholders entitled to vote and voting on the resolution. Resolution 1 is subject to each of resolutions 2(a) to (e) being passed and will take effect only if all are approved by the required votes.

All shareholders are able to vote in respect of resolution 1.

Resolutions 2(a) to (e) – Transaction – Ordinary Resolutions

Takeovers Code

Under the Takeovers Code, a person who holds or controls:

- no voting rights, or less than 20% of the voting rights, in a code company may not become the holder or controller of an increased percentage of the voting rights in the code company unless, after that event, that person and that person's associates hold or control not more than 20% of the voting rights in the code company; or
- 20% or more of the voting rights in a code company may not become the holder or controller of an increased percentage of the voting rights in the code company.

There are a number of exceptions to this rule. These include where the person becomes the holder or controller of voting rights in a code company by an acquisition or allotment of shares that has been approved by an ordinary resolution of the code company in accordance with the Takeovers Code.

FFS is a code company. SEAWI will, after the Settlement Date, hold 35% of the FFS shares. As the Rubicon Share Transfer to SEAWI and the SEAWI Share Subscription will take place simultaneously, the Board considers that it would be appropriate for SEAWI to seek approval to each component of the share transactions in accordance with the Takeovers Code.

The information required under rules 15 and 16 of the Takeovers Code is set out in Appendix 5.

NZSE Listing Rules

Issue of Shares

In accordance with NZSE Listing Rule 7.3.1, the constitution requires that (with certain limited exceptions) FFS must not issue shares unless the terms and conditions of the proposal to issue the shares have been approved by separate resolutions, passed by a simple majority of votes, of the holders of each "class of quoted equity securities" whose rights or entitlements could be affected by the issue. Under FFS's constitution, holders of FFS ordinary shares and FFS preference shares will vote together on any such resolution.

In accordance with NZSE Listing Rule 7.5, the constitution provides that, notwithstanding the provisions of NZSE Listing Rule 7.3, no issue of shares can be made if there is a significant likelihood that the issue will result in any person or group of "associated persons", who control not less than 1% of the votes attaching to FFS's shares, materially increasing their ability to effectively control FFS, unless the precise terms and conditions of the issue have been approved by an ordinary resolution.

Buy-back/Financial Assistance

In accordance with NZSE Listing Rule 7.6, the constitution allows FFS to buy back its shares if the terms and conditions of the buy-back proposal have been approved by separate resolutions, passed by a simple majority of votes, of members of each separate group of each "class of quoted equity securities" whose rights or entitlements are materially affected in a similar way by the proposal. Under the constitution of FFS, the holders of FFS ordinary shares and the holders of FFS preference shares will vote together on such a resolution.

There are a number of interdependent components to the Transaction, some of which relate to the acquisition of FFS shares. Therefore, it is possible that aspects of the Transaction may constitute financial assistance from a member of the FFS group in relation to the purchase of FFS shares. In particular, the very broad ambit of the scope of financial assistance may mean either or both of FCF Industries' sale of the Tahorakuri forest and the buy-back of Rubicon's FFS shares could be considered to be financial assistance for SEAWI's acquisition of FFS shares (or FFS's buy-back of its own shares) because they are related to those acquisitions. FFS therefore considers it prudent for shareholder approval to be obtained for the possible financial assistance. In accordance with NZSE Listing Rule 7.6, the constitution allows FFS to give financial assistance in relation to the purchase of FFS shares if the precise terms and conditions of the giving of the financial assistance has been approved by separate resolutions (passed by a simple majority of votes) of members of each separate group of each "class of quoted equity securities" whose rights or entitlements are materially affected in a similar way by the financial assistance. Under the constitution of FFS, the holders of FFS ordinary shares and the holders of FFS preference shares will vote together on a resolution of this nature.

The information required under sections 62 and 79 of the Companies Act in respect of the buy-back and the financial assistance is contained in Appendix 4.

Related Party Transactions

In accordance with NZSE Listing Rule 9.2, clause 6.3 of the constitution requires that an ordinary resolution of shareholders be obtained before FFS or a subsidiary enters into a "material transaction" with a "related party" of FFS. Any shareholder that is a party to, or beneficiary of, the "material transaction" is not entitled to vote in respect of the resolution.

A "material transaction" with a "related party" includes a transaction under which FFS or a subsidiary:

- acquires or disposes of assets having an "aggregate gross value" in excess of 5% of the lesser of FFS's "shareholders' funds" or its "average market capitalisation"; or
- borrows money or incurs an obligation of an amount in excess of 5% of the lesser of FFS's "shareholders' funds" or its "average market capitalisation".

Each component of the Transaction (other than the Rubicon Share Transfer to SEAWI) is subject to Listing Rule 9.2.1 and clause 6.3 of the constitution as:

- wholly owned subsidiaries of Rubicon are parties to the Rubicon Share Buy-back Deed and will be parties to the Rubicon Share Buy-back and Forest Sale Agreement;
- Rubicon is a "related party" of FFS as it is a substantial security holder of FFS and as two directors of Rubicon are also directors of FFS; and
- each component of the Transaction (other than the Rubicon Share Transfer), taken separately, is a "material transaction", and each component of the Transaction forms part of a related series of transactions.

In addition, the participation of The National Bank of New Zealand Limited in the New Debt Funding Arrangements is a "material transaction" with a "related party" because a director of FFS, Sir Dryden Spring, is also a director of The National Bank of New Zealand Limited. The National Bank of New Zealand Limited has committed to lend up to US$110.8 million under the New Debt Funding Arrangements which is a "material transaction" for FFS.

ASX Listing Rules

ASX Listing Rule 7.1 provides that FFS must not issue a number of shares which is more than 15% of the "ordinary" securities of FFS without the approval of the holders of "ordinary" securities (which, for the purposes of the ASX Listing Rules, includes both FFS ordinary shares and FFS preference shares). The SEAWI Share Subscription will exceed this threshold and therefore will be a transaction to which this rule applies.

ASX Listing Rule 10.1 provides that FFS must ensure that neither it nor any of its subsidiaries acquires a substantial asset from, or disposes of a substantial asset to, certain substantial shareholders, related parties or certain subsidiaries, or associates of any of these parties, without the approval of holders of the entity's ordinary securities. The Rubicon Share Buy-back and Forest Sale and the CNIFP Acquisition are likely to be transactions to which this rule applies.

The Rubicon Share Buy-back and Forest Sale, as a transaction between FFS and Rubicon (which holds more than 10% of the voting securities of FFS), will require approval under ASX Listing Rule 10.1 as it involves a transaction which has a value of more than 5% of the equity interests of FFS.

The CNIFP Acquisition will also require approval as a transaction between FFS and CITIC New Zealand Limited (BVI) (in receivership), which, under the ASX Listing Rules, is an associate of a subsidiary of FFS (being the other CNIF Partner, Forestry Corporation of New Zealand Limited (in receivership)), as it also involves a transaction which has a value of more than 5% of the equity interests of FFS.

The ASX has confirmed that no additional approvals are required in respect of the CNIFP Acquisition and the related transactions under the ASX Listing Rule 11 (which relates to substantial transactions).

Resolutions Required

Resolutions 2(a) to (e) will therefore be proposed as ordinary resolutions to satisfy rules 7(c) and (d) of the Takeovers Code, NZSE Listing Rules 7.3.1, 7.5, 7.6 and 9.2, ASX Listing Rules 7.1 and 10.1 and clauses 2.6 and 6.3 of the constitution.

Each of resolutions 2(a) to (e) is subject to resolution 1 being passed and will take effect only if all are approved by the required votes. Implementation of each component of the Transaction is subject to implementation of each of the other components.

Under the provisions of NZSE Listing Rule 9.3.1 and rule 17 of the Takeovers Code, SEAWI, Rubicon, The National Bank of New Zealand Limited and their associates are prevented from voting in relation to resolutions 2(a) to (e).

By virtue of the provisions of the ASX Listing Rules, FFS will disregard any votes cast on the resolution by SEAWI, Rubicon or any of their associates. However, FFS need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Constitution Amendments – Special Resolution

Companies Act

Sections 32 and 106 of the Companies Act provide that, to alter the constitution of a company, a special resolution of shareholders is required. A special resolution is a resolution passed by a majority of 75% or more of the votes of those shareholders entitled to vote and voting on the resolution.

NZSE Listing Rules

The amendments to the constitution and the form of the Notice of Meeting have been approved by the NZSE.

ASX Listing Rules

The ASX has granted a waiver from the requirements of ASX Listing Rules 6.8 and 6.9 (which provide that ordinary shares must confer a right to one vote per shareholder on a show of hands and one vote per (fully paid) share on a poll) to the extent that the proposed amendments to the constitution contravene those ASX Listing Rules. In addition, the ASX has granted a waiver from the requirements of ASX Listing Rule 6.18 to the extent necessary to permit FFS to grant SEAWI/CITIC the non-dilution rights set out in the Governance Deed (which is summarised in Appendix 2).

The amendments to the constitution have been approved by the ASX and the ASX has provided a "no objection" letter in relation to the Notice of Meeting.

Resolution Required

Resolution 3 will therefore be proposed as a special resolution. Resolution 3 is subject to resolutions 1 and 2(a) to (e) being passed and will take effect on the Settlement Date only if all resolutions are approved by the required votes and the Transaction proceeds.

All shareholders are able to vote in respect of resolution 3.

Important note for holders of American Depositary Receipts

Holders of ADRs are entitled to vote on the resolutions to the same extent as a holder of FFS shares. Holders of ADRs may provide voting instructions to the Depositary, which will arrange for the FFS shares underlying the ADRs to be voted. Such instructions must be received by the Depositary prior to 10.00 am on 6 August 2002 (New York time). Holders of ADRs who wish to change or revoke an instruction must do so by contacting the Depositary. No assurance can be given that the Depositary will be able to accommodate a change or revocation after 10.00 am on 6 August 2002 (New York time). Holders of ADRs will have received, with this document, special instructions for how they may vote their American Depositary Shares. Holders of ADRs are not entitled to attend the Special Meeting. Please note that under the terms of the deposit agreement governing the ADRs, FFS is entitled to instruct the Depositary to deliver a discretionary proxy to a person designated by FFS to vote on the resolutions in respect of any FFS shares underlying ADRs for which no instructions are received.

EXPLANATORY MEMORANDUM

Index

DESCRIPTION OF TRANSACTION

Summary

The Transaction that shareholders are being asked to approve has the following interdependent components:

- the CNIFP Acquisition, under which FFS will:
  - purchase the CNIFP Assets, for a price estimated to be approximately US$650 million plus GST; and
  - fund its wholly owned subsidiary, Kaingaroa, to allow it to meet its obligations under the CNIFP Acquisition Agreement;
- the New Debt Funding Arrangements, under which FFS and its guaranteeing subsidiaries will borrow, from a syndicate of banks, term loans of US$600 million and a short-term GST standby facility of US$65 million to refinance current bank funding, to assist in the funding of the CNIFP Acquisition and provide security over their assets;
- the SEAWI Share Subscription, under which FFS will:
  - issue to SEAWI 369,600,369 FFS ordinary shares and 739,200,739 FFS preference shares at an issue price of US$200 million or NZ$0.37 per share;
  - enter into the Governance Deed; and
  - if approved by shareholders, make the consequential amendments to its constitution;
- the Rubicon Share Buy-back and Forest Sale, under which FFS will sell its Tahorakuri forest to Rubicon at a valuation of US$64 million plus GST in return for buying back from Rubicon 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares; and
- the Rubicon Share Transfer to SEAWI, under which Rubicon will transfer 131,076,848 FFS preference shares to SEAWI at a price of NZ$0.37 per share.

The price of NZ$0.37 per share in respect of the SEAWI Share Subscription has been calculated based on the agreed exchange rate of US$0.4875:NZ$1.00.

A summary of the main terms of each component of the Transaction is set out below.

To give effect to the Transaction, the following principal agreements were entered into on 17 June 2002:

- the CNIFP Acquisition Agreement;
- the SEAWI Share Subscription Agreement;
- the Rubicon Share Buy-back Deed; and
- the Rubicon Share Transfer Agreement.

Commitments from FFS's bank syndicate to provide the New Debt Funding Arrangements were provided on 15 July 2002. The Rubicon Share Buy-back and Forest Sale Agreement will be entered into following the Special Meeting if the Transaction is approved by shareholders and the remaining conditions satisfied. The Governance Deed will be entered into before SEAWI subscribes for the FFS shares to be issued to it under the Transaction.

A more detailed summary of the main terms and conditions of each of these agreements is set out in Appendix 2.

FFS, after having made enquiry of SEAWI and Rubicon, is not aware of any arrangements or agreements between SEAWI or its associates and any other party to the Transaction, other than those described in this Notice of Meeting.

CNIFP Acquisition

Kaingaroa, a wholly owned subsidiary of FFS, has entered into the CNIFP Acquisition Agreement with the CNIF Partners, CITIC New Zealand Limited (BVI) (in receivership) and Forestry Corporation of New Zealand Limited (in receivership). FFS has guaranteed the obligations of Kaingaroa under that agreement.

Under the CNIFP Acquisition Agreement, Kaingaroa agrees to acquire the CNIFP Assets from the CNIF Partners for the purchase price of:

- an amount in United States dollars equal to the senior secured debt of the CNIFP; plus
- US$5 million in cash (reflecting the costs of the receivership of the CNIFP).

FFS estimates that the total purchase price will be approximately US$650 million plus GST. The final amount will vary depending on the CNIFP's trading results and the consequential change in the debt of the CNIFP in the period up to the Settlement Date.

The CNIFP Acquisition will be funded by the proceeds of the SEAWI Share Subscription and the drawdown under the New Debt Funding Arrangements, both of which are discussed below.

The CNIFP Assets

The CNIFP forest estate is internationally regarded as an established, well located, sustainable world-class resource. The CNIFP estate consists of nine forests with a planted area of approximately 162,000 hectares in the central North Island of New Zealand. Conditions for forestry growth are very favourable in this area due to the generally flat, free draining nature of the predominantly volcanic soils and the temperate climate. The CNIFP's largest forest, "Kaingaroa", is the largest plantation forest in New Zealand and one of the largest planted production forests in the world.

As with FFS's own estates, in October 2000 FFS received Forest Stewardship Council certification in relation to its management of the CNIFP forests. This certification confirms that the CNIFP forests have been managed in an environmentally appropriate, socially beneficial and economically viable manner.

The resource is comprised of 89% Radiata pine, 9.5% Douglas fir and 1.5% other species. The estate has been intensively managed; over 72% of the area of Radiata pine has been pruned to produce large clearwood logs. The current total harvest (including thinnings) is in excess of 3.2 million m^3 per annum and is forecast to increase to a sustainable harvest of 3.9 million m^3 per annum over the next 20 years.

The CNIFP Assets include the Kaingaroa log processing plant and three solid wood manufacturing facilities: the Waipa sawmill, and two mouldings and millwork remanufacturing plants at Waipa and Mount Maunganui. Throughput at each of these plants has been significantly increased by operating and design improvements made under FFS management of the CNIFP.

During the year ended 30 June 2002, 37% of sales volume was exported in the form of logs, 9% was supplied to the CNIFP's own Waipa mill, 25% was supplied to other domestic mills and 29% was supplied domestically as industrial fibre.

Harvest Profile
(by volume for three-yearly periods)


20
15
10
5
0
Harvest Volume (millions m³)
2003-2005
2006-2008
2009-2011
2012-2014
2015-2017
2018-2020
2021-2023
2024-2026
2027-2029
2030-2032
FCF
CNIFP

Source: CNIFP – JP Base Case; FCF – FCF Base Case less Tahorakuri; Only clearfell volume from all species

Further details of the CNIFP Assets are contained in Appendix 1.

Conditions to the CNIFP Acquisition

Completion of the CNIFP Acquisition is subject to the following conditions being fulfilled or waived:

(a) FFS obtaining the necessary bank financing commitments from a bank syndicate;

(b) the approval of the acquisition of Bank of New Zealand as security trustee for the existing CNIFP bank syndicate;

(c) the approval of the Crown to the transfer of the CNIFP Crown forestry licences to FFS;

(d) the approval of the Overseas Investment Commission to the CNIFP Acquisition;

(e) satisfaction of the key external conditions to the SEAWI Share Subscription Agreement and the Rubicon Share Buy-back and Forest Sale Agreement (which include Overseas Investment Commission consent and SEAWI and Rubicon shareholder approvals);

(f) FFS shareholder approval;

(g) the Board being satisfied that no Commerce Commission clearance is required for the CNIFP Acquisition or, if not so satisfied, that clearance being obtained;

(h) the Board being satisfied that the estimated net cost to FFS of funding any minority buy-out obligations arising in respect of the Transaction will not exceed US$7.5 million; and

(i) the Board confirming that FFS satisfies the solvency test on 17 June 2002 and the date on which all of the remaining conditions to the CNIFP Acquisition Agreement are satisfied.

The conditions to the CNIFP Acquisition Agreement must be declared, satisfied or waived by 31 August 2002. If this does not occur, either party may terminate the agreement.

As at the date of this Notice of Meeting, the conditions set out in paragraphs (a) and (d) above have been satisfied. In relation to Commerce Commission clearance, an application was made to the Commission on 8 July 2002. The Commission is completing its analysis and has indicated that a decision on FFS's application will be notified by 5 August 2002.

In addition to obtaining FFS shareholder approval, both Rubicon and SEAWI are seeking the approval of their respective shareholders. The Rubicon shareholders' meeting is set down for 27 August 2002. The date for the SEAWI shareholders' meeting is still to be finally determined but that meeting will be held prior to 28 August 2002. As the major shareholders of SEAWI have confirmed their support for SEAWI's investment in FFS, FFS does not anticipate any difficulties in obtaining the required SEAWI shareholder approvals. FFS shareholders will be updated as to the status of these approvals at the Special Meeting.

The Board will assess the expected net cost of funding any minority buy-out claims made by FFS shareholders following the close-off date for shareholders to lodge a buy-out notice. The Board will calculate the net cost as the difference between the amount which the Board expects FFS will be required to pay to buy back the shares of the dissenting shareholders who have lodged buy-out notices and the amount the Board assesses could be raised from the re-issue of an equal number of FFS shares at that time. If the difference is, in the Board's opinion, US$7.5 million or more, FFS will be entitled to cancel the CNIFP Acquisition Agreement. This condition reflects FFS's limited ability to fund minority buy-out claims.

Having regard to the fact that it is an existing part owner and manager of the CNIFP Assets (and as is customary in the context of a receivership sale), FFS has agreed to accept that only limited warranty protection would be available from the CNIF Partners in relation to the acquisition of the

CNIFP Assets. However, FFS is entitled to cancel the CNIFP Acquisition Agreement if, prior to the Settlement Date:

- there is significant damage to the CNIFP forests; or
- there is significant damage to FFS's own assets; or
- there is significant damage to the Tahorakuri forest; or
- there is a fundamental disruption in the market for FFS's products caused by a widespread or major event causing a fundamental deterioration in regional or international financial or economic conditions.

Prior to settlement, FFS and Rubicon have a similar termination right in relation to significant damage to the Tahorakuri forest in the Rubicon Share Buy-back and Forest Sale Agreement. FFS has agreed with SEAWI under the SEAWI Share Subscription Agreement to exercise its termination right under the CNIFP Acquisition Agreement where there is significant damage to FFS's own forests in the period between 29 August 2002 and settlement (unless SEAWI agrees otherwise).

Ancillary Transactions

As part of the CNIFP Acquisition, FFS will also be entering into intra-group funding arrangements in amounts required to enable the existing debt to be repaid and to fund Kaingaroa's payment of the purchase price for the CNIFP Assets (through either subscription of equity or intra-group loans or a combination of them).

New Debt Funding Arrangements

FFS has received commitments from a syndicate of banks, arranged by Bank of New Zealand and The Hongkong and Shanghai Banking Corporation Limited, for term loan and revolving credit facilities totalling US$600 million to refinance existing bank debt facilities and to fund the balance of the purchase price under the CNIFP Acquisition. A short term standby facility of US$65 million has also been arranged to assist, if necessary, in the funding of the GST component of the purchase price for the CNIFP Assets. These new facilities are more favourable to FFS in terms of interest margins and bank debt covenant ratios than its existing debt facility.

The facilities will be drawn down in a mixture of United States dollars and New Zealand dollars to match the foreign exchange risk policy of FFS. Similarly FFS will, through interest rate swaps, fix the base interest rates for longer terms to match the interest rate policy of FFS.

US$75 million of the term debt is repayable within two years of drawing. There is a semi-annual "cash sweep" whereby 100% of FFS's excess cash flow is to be applied in term debt repayment. Repayment of the balance of the term debt begins after 30 months and it is repayable in full at the end of the four-year term. The balance of the term debt will also be subject to a "cash sweep" with a proportion of excess cash flow to be applied in debt repayment based on the then-current ratio of net debt to EBITDA. It is FFS's policy to have bank facilities available but not drawn. It is also envisaged that a proportion of the four-year term loans may be re-financed prior to final maturity.

The New Debt Funding Arrangements will include key bank debt covenant ratios that FFS must meet on a continuing basis. These are outlined in the description of the New Debt Funding Agreement on page 79 of Appendix 2. For more information regarding the projections of the ability of FFS to satisfy these bank debt covenant ratios please refer to Appendix 3. In addition, further details regarding the terms of the New Debt Funding Arrangements (including the relevant interest rates) can be found in Appendix 2.

SEAWI Share Subscription

SEAWI and FFS have entered into the SEAWI Share Subscription Agreement, under which SEAWI agrees to subscribe for 369,600,369 FFS ordinary shares and 739,200,739 FFS preference shares at an issue price of NZ$0.37 per share. As permitted under the agreement, SEAWI has nominated its wholly owned subsidiary, Maxpower Resources Limited, to be the purchaser (provided SEAWI remains liable for such subsidiary's performance). If Maxpower Resources Limited ceases to be wholly owned, it must transfer the shares back to SEAWI.

Both the FFS ordinary shares and the FFS preference shares will be issued on the same terms as FFS's existing ordinary shares and preference shares. FFS's preference shares have the same rights as, and rank equally with, FFS's ordinary shares except that, in the event of a liquidation of FFS, the preference shares rank ahead, to the amount of NZ$0.25 per preference share, of the ordinary shares. The ordinary shares rank ahead, for the next NZ$0.25 per ordinary share, of the preference shares and thereafter holders of preference shares and ordinary shares share equally. Preference shareholders vote with ordinary shareholders on all matters except a vote relating to the liquidation of FFS. The rights of preference lapse on 15 December 2005, whereupon the preference shares shall have identical rights to FFS ordinary shares.

SEAWI

SEAWI is a Bermuda incorporated company listed on the Hong Kong Stock Exchange. It has its head office in Hong Kong and has historically been involved in the manufacture and sale of plywood. Its recent financial results (as disclosed in its December 2001 annual report) are summarised as follows:

	Year ending 31 December 2001		*Year ending 31 December 2000*	
	HK$ million	*US$ million*	*HK$ million*	*US$ million*
Turnover[1]	52.8	6.8	58.4	7.5
EBIT/loss[1]	-10.2	-1.3	30.1	3.9
Profit/loss[1]	-10.2	-1.3	41.2	5.3
Assets				
Fixed assets	114.7	14.7	116.4	14.9
Long term investment	–		9.4	1.2
Cash at bank	141.9	18.2	20.5	2.6
Pledged bank deposit[2]	1,000.0	128.2	–	
Other current assets	24.6	3.2	14.2	1.9
Total Assets	1,281.2	164.3	160.5	20.6
Liabilities				
Other payables	29.9	3.8	32.7	4.2
Other loans[2]	1,000.0	128.2	–	
Long term other loans	11.7	1.5	23.5	3.0
Total Liabilities	1,041.6	133.5	56.2	7.2
Capital and Reserves				
Issued capital[2]	106.0	13.7	96.0	12.3
Reserves[2]	133.6	17.1	8.3	1.1
Total Capital and Reserves	239.6	30.8	104.3	13.4

1 SEAWI's December 2001 annual report provides the following commentary in connection with SEAWI's financial performance:

> "As the wood industry is still suffering from the arduous economic environment, the operating environment remains difficult. The Directors have been adopting a number of measures to sustain the performance of the Group, including refocusing the business strategy and product portfolio. Yet the Group has experienced an unexpected slowdown. The measures appear to have worked in the second half of the year but the business was not rebounding as fast as the management expected.
>
> The decrease in total turnover was caused by the aggressive market competition in plywood products, coupled with the unexpected continuous decline in demand since 2000."

2 As at 25 June 2002 HK$1,000 million (US$128.2 million) of convertible loan notes has been converted to equity and capital and reserves have been increased accordingly.

Following the subscription by CITIC in 2001 of HK$1 billion of convertible loan notes (discussed below), SEAWI has now been positioned as an investment company with its principal investment currently proposed to be its shareholding in FFS. In February 2002, three new executive directors (who are also CITIC executives) with extensive expertise in forestry and other resource-based industries joined the SEAWI Board.

Ownership and control of SEAWI changed hands in August 2000 when United Star International Inc. (**United**) purchased 75% of the issued shares. After a capital restructuring, SEAWI now has two major shareholders, United and Keentech Group Limited.

United, which is incorporated in the British Virgin Islands, holds 43.68% of SEAWI's issued shares. These shares are United's major assets. The shares in United are currently beneficially owned, as to 50% each, by the Chairman and Vice Chairman of SEAWI, Mr Kwok Viem and Mr Ma Ting Hung.

Mr Kwok Viem is responsible for the strategic planning and corporate development of the SEAWI group. He received a Master of Philosophy degree in Management Studies from the University of Hong Kong and a doctoral degree in finance from the University of California at Berkeley. Mr Kwok has over 26 years' experience in the international banking and finance industry and has held senior management positions with various financial institutions. He was the Chairman and Chief Executive Officer of CITIC Ka Wah Bank Limited from 1997 to 1998. From 1994 to 1997, he was a founding General Partner and the Managing Director of Newbridge Capital Limited, which was principally engaged in direct investment activities and was a Managing Director of the corporate finance (PRC) department of Bankers Trust Company from 1987 to 1994.

Mr Ma Ting Hung is the Chief Executive of SEAWI and is responsible for the business development and financial management of the SEAWI group. Mr Ma holds a Bachelor of Arts degree majoring in management from the University of Southern California. He has over 14 years' experience in the international banking and finance industry. He was a Managing Director of United Capital Limited, Hong Kong, which was principally engaged in debt restructuring and direct investment activities, from 1998 to 2000. He was a Director of corporate finance (Greater China) of Credit Agricole Indosuez, Hong Kong from 1997 to 1998 and was a Vice President of the corporate finance (PRC) department of Bankers Trust Company from 1992 to 1997.

Keentech Group Limited (**Keentech**), a wholly owned subsidiary of CITIC, holds 41.26% of SEAWI's issued shares. In addition to its original shareholding, Keentech also subscribed for HK$1 billion (US$128 million) of redeemable floating rate convertible loan notes issued by SEAWI. These funds are currently deposited in a bank account pending the FFS share subscription. The loan notes had the right to convert into ordinary shares of HK$0.05 each in SEAWI at a conversion price of HK$0.85 per share. The notes are now fully converted and Keentech now holds a shareholding of 41.26% of SEAWI, with United holding 43.68%.

The balance of SEAWI shares are held by 860 shareholders. Four executive directors of a total SEAWI board of nine directors are executives of the CITIC Group.

SEAWI has confirmed to FFS that it will have the funds available to perform its obligations under the SEAWI Share Subscription Agreement when required to do so. This has been separately confirmed to FFS by CITIC group executives.

CITIC has stated its intention to position SEAWI as a vehicle for some of CITIC's overseas investments.

CITIC

CITIC has its headquarters in Beijing and is the largest state-owned investment company in China. It was established in 1979 by the Chinese government. After 20 years of development, CITIC has grown into a large diversified group with 38 subsidiaries in Hong Kong, the United States, Canada, Australia, New Zealand, the Netherlands and Chile. CITIC also has representative offices in Tokyo, New York and Frankfurt.

CITIC has diversified business interests both within and outside China, with core businesses in financial services, industrial investments, tourism and real estate related service industries. In the financial sector, it owns two commercial banks: CITIC Industrial Bank in China and CITIC Ka Wah Bank in Hong Kong. It also owns a controlling stake in CITIC Securities Co., Limited, one of the largest securities companies of its kind in China. CITIC's other investments cover a wide range of industries including petrochemical plants, power stations, airlines, toll roads, bridges and tunnels, telecommunications, satellite communications, publishing, tourism, hotels and resorts, real estate developments and heavy machinery manufacturing. At the end of 2000 CITIC had total assets of US$43.73 billion.

CITIC has been engaged in the ownership, processing and trading of forest products since 1984 and currently has forestry operations or investments in the United States, Canada, Chile, Russia and South Korea.

Governance Arrangements

FFS, CITIC and SEAWI have agreed certain corporate governance principles in relation to FFS. The SEAWI Share Subscription Agreement provides for the parties to enter into a Governance Deed recording these agreements. The Governance Deed includes the following principles:

- SEAWI and CITIC will not increase their aggregate holding or control of voting rights in FFS beyond 35% other than by way of a full or partial offer to all shareholders pursuant to the Takeovers Code. SEAWI and CITIC each agree not to make a takeover offer within two years of the Settlement Date unless one of the following conditions is satisfied:
  - the independent directors of FFS approve the making of the offer; or
  - the offer is made in response to a third party takeover offer for FFS; or
  - at least 50% of FFS's shareholders (other than SEAWI, CITIC or any of their associated persons) approve the making of the offer; or
  - FFS defaults under its banking facilities entitling the banks to accelerate the loans.

- For so long as SEAWI and CITIC hold at least one third of the voting rights of FFS, SEAWI or CITIC will be entitled (in consultation with the Chairman of FFS) to control the appointment and removal of two members of the Board. The Chairman can require that SEAWI and CITIC exercise these rights where SEAWI, CITIC or any associated person has greater director representation than is contemplated under the Deed. SEAWI must also abstain from voting at shareholders' meetings on the appointment or removal of the independent directors.
- That FFS will take all reasonable steps to amend its constitution:
  - to provide that the Chairman of FFS will have a casting vote at meetings of the Board in accordance with NZSE Listing Rule 3.4.2;
  - to provide that a director of FFS may appoint another person to act as the alternate of that director in accordance with NZSE Listing Rule 3.3.4; and
  - to include the rights to SEAWI to appoint a proportionate number of directors, as contemplated by NZSE Listing Rule 3.3.5 (which provides that the constitution of a listed company may give a shareholder the right to appoint directors, so long as the proportion of directors appointed does not exceed the proportion of the total votes attaching to shares held by the appointer and, if the appointer exercises its rights to appoint directors, then the appointer has no right to vote on the election of other directors). As a consequence of the change in the make-up of the Board, the quorum requirement for meetings of the Board has been changed from a minimum of two directors to four.

The ASX has granted a waiver from the requirements of the ASX Listing Rules 6.8 and 6.9 (which provide that ordinary shares must confer a right to one vote per shareholder on a show of hands and one vote per (fully paid) share on a poll), to the extent that the proposed amendments to the constitution contravene those ASX Listing Rules.

As a condition of granting this waiver, the ASX has required that SEAWI appointees be subject to the rotation requirements for directors contained in FFS's constitution. If, however, a SEAWI appointee retires in accordance with the rotation requirements and is not reappointed by shareholders, SEAWI will be entitled to appoint a replacement.

The full text of the proposed amendments to the FFS constitution is included in Appendix 6.

Any party may terminate the Governance Deed if SEAWI acquires more than 50% of the voting rights of FFS as a result of a takeover offer permitted under the Deed, if FFS defaults under its primary banking facilities or if any party materially breaches any of the material provisions of the Deed.

Rubicon Share Buy-back and Forest Sale

FFS, FCF Industries and Rubicon have entered into the Rubicon Share Buy-back Deed under which FFS agrees to make an offer to buy back 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares from Rubicon once the relevant Companies Act requirements for making such an offer have been satisfied and following the Special Meeting. These Companies Act requirements include:

- the Board passing the resolutions set out in Appendix 5; and
- FFS sending to shareholders the information set out in Appendix 5, which constitutes a disclosure document for the purposes of section 62 of the Companies Act.

Once these Companies Act requirements are satisfied and following the Special Meeting, FFS will make the buy-back offer by entering into the Rubicon Share Buy-back and Forest Sale Agreement.

Under the Rubicon Share Buy-back and Forest Sale Agreement:

- Rubicon will, through a subsidiary, pay FCF Industries US$64 million plus GST for the Tahorakuri forest; and
- FFS will purchase, from a subsidiary of Rubicon, 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares at a price of US$64 million (representing NZ$0.37 per share at the agreed exchange rate of US$0.4875:NZ$1.00).

The shares will be cancelled on acquisition.

The purchase price for the Tahorakuri forest and the share buy-back is to be set off such that it is, in effect, a non-cash transaction.

The purchase price for the Rubicon strategic stake agreed between FFS and Rubicon is the same (on a per share basis) as that paid by SEAWI for the acquisition of its cornerstone shareholding.

The Tahorakuri forest comprises 11,874 hectares of freehold land located on the fringes of the central North Island forest estate, between Rotorua and Taupo. Of this estate, 11,607 hectares are regarded as plantable of which 11,228 hectares are currently planted, mainly in Radiata pine. The Tahorakuri forest is in its second rotation with age class distribution ranging from 1976 through to 1998.

The Tahorakuri forest represents 9.5% of the total planted area of FFS's forests (excluding the CNIFP forests). It is not currently generating significant income so its sale will have a minimal effect on FFS's short term cash flows. The transfer value at US$64 million is broadly in line with FFS's book value as at 31 December 2001 for the Tahorakuri Forest.

Rubicon will, following completion of the Rubicon Share Buy-back and Forest Sale, carry the holding costs and full disposal risk associated with owning assets of this type. Given the nature of this transaction, the effective cash price which Rubicon will eventually achieve in respect of its shareholding in FFS will be dependent upon the net value it can extract from a disposal of the Tahorakuri forest.

The Rubicon Share Buy-back and Forest Sale Agreement provides a mechanism under which the Tahorakuri forest will be valued and an adjustment made to the land transferred. Rubicon has appointed an approved forestry consultant, Jaakko Poyry, to undertake an independent due diligence review of the value of the Tahorakuri forest, using an agreed valuation methodology.

If the Jaakko Poyry report values the forest at US$62 million or less, FFS is required to transfer to Rubicon additional parcels of afforested land adjoining the Tahorakuri forest so as to ensure

Rubicon receives afforested land valued at $US64 million. Similarly, if the Jaakko Poyry report values the forest at US$66 million or more, Rubicon is required to transfer to FFS parts of the Tahorakuri forest adjoining FFS's other property so as to ensure Rubicon only receives afforested land valued at US$64 million. Alternatively, either party may satisfy this liability by paying cash equal to the difference in value.

Rubicon Share Transfer to SEAWI

Rubicon and SEAWI have entered into the Rubicon Share Transfer Agreement, under which Rubicon, through a subsidiary, agrees to sell to SEAWI 131,076,848 preference shares in FFS at a price of NZ$0.37 per share.

Although FFS is not a party to, and has not been directly involved in the negotiation of, this agreement, shareholders are being asked to approve the transfer of FFS shares under the provisions of the Takeovers Code as it forms part of the Transaction whereby SEAWI obtains a 35% shareholding in FFS.

Following the settlement of the Rubicon Share Buy-back and Forest Sale Agreement and the Rubicon Share Transfer to SEAWI, Rubicon will hold 6,255,461 preference shares in FFS (representing 0.17% of the increased total shares of FFS).

Completion

One important aspect of the CNIFP Acquisition is that the receivers of the CNIFP have required that once the CNIFP Acquisition Agreement becomes unconditional on 31 August 2002, settlement of the CNIFP Acquisition on 27 September 2002 is not dependent upon satisfaction of the outstanding conditions to, and settlement of, the SEAWI Share Subscription or the Rubicon Share Buy-back and Forest Sale Agreement on that date nor on FFS being able to actually draw down under the New Debt Funding Agreement on the Settlement Date. As a result, FFS bears the risks that it may be exposed to enforcement action under the CNIFP Acquisition Agreement where either the Rubicon Share Buy-back and Forest Sale or the SEAWI Share Subscription does not complete or where FFS cannot satisfy the banking syndicate's conditions to drawing. To mitigate these risks, both Rubicon and SEAWI have agreed with FFS to enter into escrow arrangements which include SEAWI placing the subscription amount payable in respect of the SEAWI Share Subscription into an escrow account prior to the date which the CNIFP Acquisition Agreement goes unconditional. FFS has sought to ensure that all of the key conditions to the Rubicon Share Buy-back and Forest Sale, the SEAWI Share Subscription and the New Debt Funding Agreement have been satisfied by the relevant party, to the extent possible, by 31 August 2002.

DISCUSSION OF TRANSACTION

The Independent Directors consider that the Transaction, which will enable the acquisition by FFS of the CNIFP Assets, is in the best interests of FFS and of benefit to all shareholders. In reaching this conclusion, they have assessed the Transaction as an integrated package designed to achieve, as its outcome, the acquisition by FFS of the world-class CNIFP forest estate, at an overall cost and risk considered by them to be acceptable.

This Transaction has a number of compelling benefits including:

- the purchase price for the CNIFP Assets is attractive and the financial benefits of the Transaction for FFS are significant;
- it enables FFS to consolidate the ownership of the CNIFP forests with the rest of its forest estate;
- it retains FFS's current operating and overhead synergies from the management of the combined forest estates and offers further cost savings though a simplified ownership and management structure. Together these have an estimated net present value of approximately NZ$200 million;
- it creates a unified ownership structure for the CNIFP and FFS forest estates which eliminates the complexity inherent in the previous arrangements;
- it removes all the uncertainty associated with the lengthy receivership of the CNIFP and enables FFS to focus on enhancing the performance of what will be a world-class asset base; and
- it positions FFS as an outstanding investment vehicle for plantation forestry in the Asia/Pacific region.

In seeking to achieve this outcome, the Board and management have exhaustively investigated all available funding options that would facilitate FFS acquiring the CNIFP Assets.

In particular the current transaction structure has the following beneficial features for shareholders:

1. ***CNIFP Acquisition:***
   - FFS's valuation analysis shows that the value of the CNIFP Assets to FFS will considerably exceed the estimated purchase price of US$650 million (plus GST).
   - The acquisition will secure significant strategic and operating benefits for FFS, particularly synergies which have a net present value of approximately NZ$200 million.
   - The historical litigation claims of CITIC in respect of the operation of the CNIFP are settled as part of the acquisition of the CNIFP Assets from the CNIFP Partners.

2. ***SEAWI Share Subscription:***
   - The subscription price of NZ$0.37 per share:
     - represents a substantial premium to FFS's share price prior to the announcement of the proposals which led to the Transaction; and
     - is greater than current analyst valuations.

- Introduces a new cornerstone investor supportive of FFS's strategic direction and with the ability to assist FFS in the China market.

3. *New Debt Facilities:*
   - Terms are attractive relative to FFS's existing debt facilities.
   - Debt level expected to reduce rapidly over medium term.
   - FFS has reasonable ability to withstand adverse financial conditions.

4. *Rubicon Transactions:*
   - The Transaction could not proceed without Rubicon support.
   - Removes significant share overhang.
   - Forest sale and share cancellation prices broadly in alignment.
   - The price per share paid to Rubicon is the same as that received from SEAWI in relation to the SEAWI Share Subscription.
   - Allows FFS and its shareholders to secure the benefit of the CNIFP Acquisition.

A summary of the risks associated with the Transaction can be found on page 17.

Operational Benefits from the Transaction

The CNIFP Acquisition provides the scale, the low cost position and the customer base to underpin FFS's strategic growth. This acquisition is important for the following reasons:

(a) it gives additional security of supply for an increasing volume of pruned logs and other high-grade logs which are important to the continuation and growth of the added value wood products market in the United States and Asia;

(b) it retains access to the Waipa lumber mill which can process both large and small logs and has significant drying capacity. The CNIFP also has added value remanufacturing processing plants in Rotorua and Mount Maunganui;

(c) it enables the continuation of logistical gains from the significant off-highway roading linking the existing FFS and CNIFP forests and the in-forest log handling yards at Murupara and Kaingaroa which are a critical element to effecting future reductions in the logistical costs incurred in delivery of product to customers;

(d) it improves FFS's ability to retain and enhance the capability of its operational management team;

(e) it facilitates the retention of existing economies of scale in many key areas such as management, forest harvesting and shipping and creates the potential to improve them;

(f) it removes constraints on harvesting and woodflows arising from the terms of the existing management agreement in relation to the CNIFP Assets; and

(g) it creates a single entity which will allow the further development of sophisticated offshore marketing strategies and will reduce offshore marketing fragmentation. It also ensures security of supply to export customers, a key factor in improving the ability to achieve and sustain higher margins on sales.

FFS believes there is benefit to the expansion of added value wood processing. The demand outlook for clearwood products in the United States, which are distributed through FFS's partly owned outlets, is strong, as is the potential for clearwood products in Australia and in Asian markets.

China is now FFS's fastest growing market for Radiata pine. Large tracts of China's own forests are now closed to logging for environmental reasons. Housing starts are growing at more than 20% per annum and the laws relating to the use of wood for building and private home ownership have been improved. By 2010, China is projecting a wood deficit, which will need to be met by imports, of more than 48 million m^3. In contrast, total New Zealand log exports are currently around *7 million m^3 and forecast to increase to 10-12 million m^3* with the projected rise in New Zealand's harvest profile over the next five years. China is a complex and challenging market to access and, at the moment, the New Zealand industry is only trading into a fraction of the potential market. The resources, contacts and prestige of CITIC should be of considerable value to FFS and for the overall New Zealand forestry sector in this market.

If the Transaction is not approved, it is likely that CNIFP will have another buyer and, possibly, another manager. In that case, not only would FFS lose the potential benefits from the acquisition but it would also lose the significant existing synergy benefits arising from its management of the CNIFP estate today. Further, the loss of security of supply of logs for its processing plants could have a major adverse effect on its existing customers for manufactured and other value added wood products. In addition, volume growth for both existing and new processing plants would not be available. There would also be an adverse impact on FFS's current export and domestic log customers.

Directors' Recommendation

The Independent Directors unanimously recommend that all shareholders vote in favour of the resolutions in respect of the Transaction.

Sub-Committee

A sub-committee of the Board consisting of the directors (other than Luke Moriarty, Michael Andrews and Stephen Hurley) was formed to consider the Transaction. This sub-committee reported its conclusions to the Board. Stephen Hurley was initially not invited to join the sub-committee as Xylem Investments was interested in undertaking a transaction with FFS for the acquisition of the assets of the CNIFP. He subsequently resigned as a director prior to the Independent Directors taking the decision to proceed with the Transaction.

Luke Moriarty and Michael Andrews, being directors of Rubicon, did not vote as FFS directors on the Board's decision to proceed with the Transaction.

Sir Dryden Spring, being a director of The National Bank of New Zealand Limited, did not vote as a FFS director on the Board's approval of the New Debt Funding Arrangements as the National Bank of New Zealand Limited will participate in the New Debt Funding Arrangements.

Summary of Grant Samuel Report

Grant Samuel & Associates Limited has been commissioned by FFS to prepare:

- an appraisal report for the purposes of the NZSE Listing Rules and an independent expert's report for the purposes of the ASX Listing Rules in relation to the Transaction; and
- an independent adviser's report for the purposes of the Takeovers Code in relation to the SEAWI Share Subscription and the Rubicon Share Transfer to SEAWI.

Grant Samuel has concluded that, in its opinion, each component of the Transaction (other than the Rubicon Share Transfer to SEAWI, which Grant Samuel is not required to express an opinion on) is fair and reasonable to FFS shareholders (other than Rubicon).

Grant Samuel has also discussed the merits of the SEAWI Share Subscription and the Rubicon Share Transfer to SEAWI.

A copy of the Grant Samuel report is attached to this document.

FINANCIAL CONSIDERATIONS

FFS believes that the estimated purchase price of US$650 million (plus GST) is attractive and that the financial benefits of the transaction are significant. Using its discounted cash flow methodology, FFS has assessed the value to FFS of the CNIFP Assets being acquired to be NZ$1,493 million (US$732 million at an exchange rate of US$0.49:NZ$1.00). This is significantly higher than the estimated purchase price of US$650 million (plus GST). The assessed value of NZ$1,493 million does not include any attributed value for the marketing and strategic growth benefits expected to be derived from the acquisition, any value for the favourable debt financing terms that have been arranged or the value of any other potential benefits. FFS believes that the opportunity to acquire these assets below its valuation reflects the nature of the receivership sales process, together with the benefits of FFS's position as manager and co-owner of the CNIFP Assets and lender and major customer to the CNIFP and owner of adjacent forestry assets.

The valuation approach adopted by FFS in valuing the CNIFP forest estate, consistent with that used for its existing forests, is to use a discounted cash flow methodology adopting a real after tax equivalent discount rate of 8.1% and using current (rolling 12-quarter) prices. The valuation of the forest estate is highly sensitive to product prices and any increase in product prices over current levels would further increase the value of the CNIFP Assets over the contracted purchase price.

Because the purchase price is denominated in United States dollars and FFS's intention is to re-finance a portion of this into New Zealand dollars, the recent strengthening of the New Zealand dollar has significantly reduced the amount of resulting New Zealand dollar debt, improving the attractiveness of the acquisition.

In addition to buying the CNIFP Assets at a discount to its valuation of those assets, FFS believes there are significant financial advantages in terms of the newly negotiated financing arrangements which offer a lower effective cost of borrowing and greater flexibility than FFS's current banking arrangements.

Management has carried out many detailed financial analyses involving a range of assumptions and scenarios on the CNIFP Asset purchase. To provide shareholders with details on one case (the **Base Case**), Appendix 3 contains detailed financial and accounting information on FFS following the CNIFP Asset purchase and includes:

- pro forma financial statements for 2002;
- prospective financial information for 2002, 2003 and 2004;
- bank debt covenant ratio compliance projections; and
- an auditors' report on the compilation of the financial information.

This financial information also shows the sensitivities to the Base Case (being a conservative case using current sale prices, exchange rates and interest rates and planned sustainable forest harvest volumes). Full details on the assumptions used for the Base Case are included in Appendix 3.

This financial information and sensitivities show that the projected operating cash flows are robust and bank debt financial covenant ratios are shown to be at comfortable levels. Cash flows will be further assisted in the future by a rising harvest profile and any increase in product prices above the levels projected in the Base Case.

Product sales prices are the principal driver of FFS's financial performance. Those prices are, in turn, largely driven by the strength of the Asian, Australasian and United States economies in terms of demand and, on the supply side, by the availability of alternative supplies of logs and lumber.

The sensitivity analysis in Appendix 3 shows the following projected impact on FFS's operating earnings from a change in prices:

Year to 30 June	*2003* *NZ$ million*	*2004* *NZ$ million*
10% change in all log sale prices	35	43
10% change in all lumber sale prices	40	43

It would require all prices to fall together by 10% for a sustained period of six months or longer before compliance with FFS's bank debt covenant ratios was threatened. Log and lumber prices do not, however, move at the same time or the same degree. FFS has a diversified exposure to both markets and log and lumber products in New Zealand, Australia, Asia and the United States which mitigates this risk.

This result also assumes that FFS management takes no actions in response to the fall in prices. If this scenario was to arise, there are, in fact, a number of actions (e.g., reduced capital expenditure and deferral of expenditure) that could be taken by FFS management to mitigate the impact of lower prices.

Conversely, if log and/or lumber prices increased, performance against the ratios would be stronger and FFS's debt would be reduced faster.

Operating costs are a lower risk for FFS as their impact on margin and inherent volatility are substantially less than for product sales prices.

FFS's financial performance is sensitive to movements in the NZ$:US$ exchange rate. The Base Case financials use a US dollar to NZ dollar exchange rate of US$0.49:NZ$1.00. An increase in this exchange rate by a strengthening of the NZ dollar by one cent will cause a fall in FFS's operating earnings of NZ$3 million. The reduction in FFS's revenue on sales denominated, or partly denominated, in US dollars would be offset, to some extent, by a reduction in FFS's costs such as fuel and freight which are largely US dollar denominated.

FFS's ability to meet a number of the bank debt covenant ratios would benefit from the revaluation gain of the US dollar denominated debt into NZ dollars which, translated at a higher exchange rate, would more than offset the lower operating earnings from that higher exchange rate. There would also be a reduction in the NZ dollar translation of the interest payable on FFS's US dollar denominated debt.

Conversely, a weakening NZ dollar would have a negative impact on these ratios.

While FFS will have a higher debt level following the acquisition, the Base Case indicates that, on its assumptions, the cash generated from the combined forest will comfortably service this debt.

The Base Case also indicates:

- Free cash flow to interest is projected to exceed two and a half times in the initial year after acquisition and to increase strongly thereafter.
- Net debt to total tangible assets will be under 40% on acquisition and is projected to reduce as free cash flow reduces debt.
- All surplus cash will be used to pay down debt in accordance with the bank facility requirements.

The funding for FFS to purchase the CNIFP Assets is as follows:

Purchase costs	*US$ million*
CNIFP Assets (including receivers' and other costs)	650
Other transaction costs*	10
	660
Funded by:	
SEAWI equity subscription	- 200
Existing bank facility repaid	110
New bank facility drawn	- 585
Working capital	15
	- 660

*This includes US$8 million of financing costs which will be expensed in FFS's financial statements.

Foreign Exchange Risk Management

The number of shares received by SEAWI for its US$200 million subscription and the number of shares cancelled for Rubicon's forest exchange value of US$64 million has been fixed at an agreed exchange rate of US$0.4875:NZ$1.00 (at an agreed value per share of NZ$0.37).

Management and advisors have reviewed the management of the foreign exchange risk arising on the acquisition and funding of the CNIFP Assets. FFS's policy is to manage liability foreign exchange risk by maintaining foreign currency denominated debt in the currencies in which FFS has significant net revenue streams. This provides a natural hedge.

Consistent with this objective on the purchase of the CNIFP Assets, United States dollar denominated debt will be reduced to some 40% of the total drawn debt. The balance of the debt will be drawn in New Zealand dollars and a portion of this will be converted to Japanese yen denominated debt.

Following the signing of the Transaction agreements, FFS took action, through cancellable forward contacts, to hedge the balance of the US debt required to fund the CNIFP Acquisition into New Zealand dollars thereby gaining upside participation but providing downside protection against unfavourable foreign exchange movements of the New Zealand dollar against the agreed United States dollar purchase price for the CNIFP Assets.

Interest Rate Risk Management

FFS has a current policy to fix interest rates on some 40% to 70% of its debt for a period exceeding one year. This policy, and the associated policy as to what percentage of each currency denominated is fixed, are continually under review.

MINORITY BUY-OUT RIGHTS

The Companies Act may confer minority buy-out rights on shareholders who vote against either of the special resolutions (resolution 1 or resolution 3). A shareholder will be able to exercise those buy-out rights if:

- the shareholder casts all votes attached to the shares registered in the shareholder's name and having the same beneficial owner against the resolution;
- the resolution is nevertheless passed; and
- in the case of resolution 3, FFS becomes entitled to amend the constitution.

Within 20 working days of receiving notice of exercise of buy-out rights, the Board must:

- agree to the purchase of the relevant shares by FFS; or
- arrange for another person to agree to purchase the shares; or
- apply to the Court for an order exempting FFS from the obligation to purchase the shares; or
- arrange for the resolution to be rescinded or decide in the appropriate manner not to take the action concerned,

and give written notice to the shareholder of its decision.

Matters to Consider

The Companies Act does not provide for a shareholder to withdraw a buy-out notice once given. Therefore, shareholders are encouraged to carefully consider all of the possible outcomes of giving such a notice. If shareholders are unsure, they should discuss this with their legal or financial advisor.

In particular, shareholders are encouraged to consider the following factors:

- The CNIFP Acquisition Agreement is conditional upon FFS not receiving notices under section 111 of the Companies Act in respect of a number of shares which the Board believes, acting reasonably, could result in a net cost to FFS of fulfilling its obligations under the Companies Act of US$7.5 million or more. This amount reflects FFS's limited ability to fund any buy-out obligations. Its ability to do so is constrained by the need to maintain FFS on a sound financial basis going forward. Therefore, if a sufficient number of shareholders elect to exercise their minority buy-out rights, the CNIFP Acquisition Agreement, and therefore the Transaction, may not proceed. If this was to occur, shareholders would no longer be able to exercise their minority buy-out rights. The Transaction not proceeding could also have a significant negative impact on the market price of FFS shares.
- Under the procedures set out in the Companies Act, the purchaser of the shares in respect of which a buy-out notice is received is required to nominate a fair and reasonable price for the shares. If the shareholder does not consider that the price is fair and reasonable, the price will be determined by arbitration. If the price is to be determined by arbitration there are a number of uncertainties including:

- the time it will take for the arbitration process to be completed is not provided for in the Companies Act;
- the price that a shareholder will receive for its shares is uncertain. The price could be lower than the market price for FFS shares at the date of the Special Meeting and lower than the price after the proposals that led to the Transaction were first announced on 20 May 2002. In particular, legal precedent suggests that in assessing the fair and reasonable value to be paid to dissenting shareholders, no account should be taken of the perceived benefit (or detriment) of the implementation of the transaction rejected by those shareholders; and
- if a sufficient number of shareholders vote against either of the special resolutions the relevant resolution will not be passed by the required 75% majority. In the case of resolution 1, this means that the Transaction cannot proceed. In the case of resolution 3, this means that the changes to the constitution will not be made. In each case, no minority buy-out rights will, in those circumstances, arise in respect of the relevant resolution.

GLOSSARY

The following terms have the following meanings when used in this Notice of Special Meeting:

"ADR" means an American depositary receipt;

"ASX" means the Australian Stock Exchange Limited;

"Board" means the board of directors of FFS;

"CITIC" means China International Trust and Investment Corporation and/or, as the context may require, a subsidiary of China International Trust and Investment Corporation;

"CNIF Partners" means Forestry Corporation of New Zealand Limited (in receivership) and CITIC New Zealand Limited (BVI) (in receivership);

"CNIFP" means the Central North Island Forest Partnership between the CNIF Partners;

"CNIFP Acquisition" means the acquisition by Kaingaroa of the assets of the CNIFP under the CNIFP Acquisition Agreement and all ancillary transactions including the funding of Kaingaroa of the purchase price payable under the CNIFP Acquisition Agreement;

"CNIFP Acquisition Agreement" means the agreement for sale and purchase of the assets of the CNIFP between FFS, Kaingaroa, CITIC New Zealand Limited (BVI) (in receivership) and Forestry Corporation of New Zealand Limited (in receivership) dated 17 June 2002;

"CNIFP Assets" means the assets being acquired and the liabilities being assumed under the CNIFP Acquisition Agreement and includes the tangible and intangible assets of the CNIFP and the shares in Red Stag Wood Products Limited (in receivership), and also includes the CNIF Partners' liabilities and obligations under their business agreements (including, without limitation, the Crown forestry licences) and otherwise arising in respect of the business of the CNIFP at the Settlement Date (but excluding any bank or subordinated debt, receivers' costs and income tax liability);

"Companies Act" means the Companies Act 1993 (New Zealand);

"Depositary" means Citibank, N.A. as depositary in respect of the FFS ADRs;

"EBIT" will have the meaning set out in the New Debt Funding Agreement but which may be summarised as, in respect of any period, the consolidated earnings for that period disclosed by the Group financial statements of FFS before any deductions or provisions for tax and before any deduction for interest expense and for forest crop revaluations and after adjustment for unusual items;

"EBITDA" will have the meaning set out in the New Debt Funding Agreement but which may be summarised as, in respect of any period, EBIT for that period plus depreciation, amortisations and forest management costs;

"Explanatory Memorandum" means the explanatory memorandum that forms part of the Notice of Special Meeting;

"FFS" means Fletcher Challenge Forests Limited;

"FCF Industries" means Fletcher Challenge Forests Industries Limited;

"FSC" means the Forestry Stewardship Council;

"Governance Arrangements" means the governance arrangements under the Governance Deed including the proposed amendments to the constitution;

"Governance Deed" means the governance deed relating to FFS to be entered into between FFS and SEAWI;

"HK$" means Hong Kong dollars;

"Independent Directors" means those directors on the Board who have voted in respect of the Transaction being Sir Dryden Spring, Rodger Fisher, Warren Larsen, Terry McFadgen and Michael Walls;

"Kaingaroa" means Kaingaroa Timber Company Limited, the wholly owned subsidiary of FFS which is the purchaser of the CNIFP Assets under the CNIFP Acquisition Agreement;

"New Debt Funding Agreement" means the facility and security documentation to be entered into documenting the New Debt Funding Arrangements;

"New Debt Funding Arrangements" means the new bank funding arrangements arranged by FFS as more particularly described on pages 37 and 38;

"Notice of Special Meeting" means this notice of special meeting and explanatory memorandum issued by FFS for the purpose of calling the Special Meeting;

"NYSE" means the New York Stock Exchange, Inc.;

"NZ$"** and **"$" means New Zealand dollars;

"NZSE" means the New Zealand Stock Exchange;

"Rubicon" means Rubicon Limited and/or, as the context may require, a subsidiary of Rubicon Limited;

"Rubicon Share Buy-back and Forest Sale" means the share buy-back and forest sale under the Rubicon Buy-back and Forest Sale Agreement;

"Rubicon Share Buy-back and Forest Sale Agreement" means the share buy-back and forest sale agreement to be entered into between FFS, FCF Industries, Rubicon Forests Holdings Limited and Rubicon Tahorakuri Forest Limited;

"Rubicon Share Buy-back Deed" means the deed entered into between FFS, FCF Industries Limited, Rubicon Forests Holdings Limited and Rubicon Tahorakuri Forest Limited dated 17 June 2002;

"Rubicon Share Transfer Agreement" means the agreement for sale and purchase of shares in FFS between Rubicon Forests Holdings Limited and SEAWI dated 17 June 2002;

"Rubicon Share Transfer to SEAWI" means the sale of shares under the Rubicon Share Transfer Agreement;

"SEAWI" means South East Asia Wood Industries Holdings Limited and/or, as the context may require, a subsidiary of South East Asia Wood Industries Holdings Limited;

"SEAWI Share Subscription" means the share subscription by SEAWI, or any wholly owned subsidiary of SEAWI nominated as purchaser, under the SEAWI Share Subscription Agreement;

"SEAWI Share Subscription Agreement" means the share subscription agreement between FFS and SEAWI dated 17 June 2002;

"Settlement Date" means the settlement date of the Transaction;

"Special Meeting" means the special meeting of shareholders, and any adjournments or postponements thereof, to be held on 13 August 2002;

"Takeovers Code" means the takeovers code approved under the Takeovers Code Approval Order 2000 or, if the context so requires, any code which amends or replaces it;

"Transaction" means, taken together, the CNIFP Acquisition, the New Debt Funding Arrangements, the *SEAWI Share Subscription*, the *Rubicon Share Buy-back* and Forest Sale, the Rubicon Share Transfer to SEAWI and the Governance Arrangements; and

"US$" means United States dollars.

This page has been left blank intentionally.

APPENDIX 1: BACKGROUND - CENTRAL NORTH ISLAND FOREST

Description of the CNIFP Assets

Forest Estate

The CNIFP forest estate consists of nine forests with a gross area of 189,504 hectares and a planted area of approximately 162,173 hectares in the central North Island of New Zealand. The resource is comprised of 89% Radiata pine, 9.5% Douglas fir and 1.5% other species. The resource has been intensively managed and over 72% of the area of Radiata pine has been pruned to produce large clearwood logs.

The CNIFP forest estate is internationally regarded as an established, sustainable world-class resource. Conditions for forestry growth in the central North Island are highly favourable due to the generally flat, free draining nature of the predominantly volcanic soils and the temperate climate producing an average annual growth for Radiata pine of approximately $23m^3$/ha per annum. The current total harvest (including thinnings) is in excess of 3.2 million m^3 per annum and is forecast to increase to a sustainable harvest of 3.9 million m^3 per annum over the next 20 years.

During the year ended 30 June 2002, 37% of sales volume was exported in the form of logs, 9% was supplied to the CNIFP's own Waipa mill, 25% was supplied to other domestic mills and 29% was supplied domestically as industrial fibre.

The CNIFP's largest forest, "Kaingaroa", is the largest plantation forest in New Zealand and one of the largest planted production forests in the world.

Processing Assets

The CNIFP Assets include the Kaingaroa log processing plant and three solid wood manufacturing facilities, being the Waipa sawmill and two mouldings and millwork remanufacturing plants at Waipa and Mount Maunganui.

The Kaingaroa log processing plant commenced operations in April 1995 with the aim of maximising value from mature Radiata pine resources. Sophisticated computer scanning equipment and optimisation systems determine the cutting option that provides the maximum value for each stem. The plant originally had a design throughput capacity of 0.9 million m^3 per annum. This has been increased through operational improvements since its purchase by the CNIFP to over 1.1 million m^3 per annum.

The Waipa sawmill can process up to 500,000 m^3 of logs per year to produce approximately 250,000 m^3 of sawn lumber per year. The sawmill has been refocused to produce Douglas fir structural lumber and components for the Japanese and Australasian markets in addition to a range of appearance, structural and industrial Radiata pine lumber products. Chips produced are currently being sold to paper mills. Bark and other wood residues are used to fuel two boilers which produce steam to power kilns and electricity turbines, making the Waipa complex almost self-sufficient in energy.

Infrastructure

The CNIFP's forests and processing plants are well served by a highly developed infrastructure for the servicing of customers including a network of public and private roads, rail and ports.

Internal roads in the forests are extensive, as almost the entire forest area has already been harvested at least once. There are two ports used by the CNIFP for exporting logs:

- the primary port, the Port of Tauranga, located at Mount Maunganui, approximately 90 kilometres north of Rotorua; and
- the Port of Napier, located approximately 100 kilometres south-east of the southern end of Kaingaroa forest.

A rail line runs from Murupara, on the eastern boundary of Kaingaroa forest, to the Port of Tauranga.

Brief History of the CNIFP

The CNIFP Assets have been managed as a sustainable plantation forestry resource for more than 70 years. The bulk of the land to which the CNIFP Assets relate was first planted between 1908 and 1937 by the New Zealand Forest Service, a department of the New Zealand government (the New Zealand government acting in its executive capacity is commonly referred to as "the Crown") which subsequently managed the forests through until March 1987. From April 1987 to December 1990, the forests were managed by Timberlands Bay of Plenty Limited, a subsidiary of New Zealand Forestry Corporation Limited.

From 1990 to 1996, the CNIFP Assets were owned and managed by Forestry Corporation of New Zealand Limited (**FCNZ**) as a commercially operated state-owned enterprise.

In September 1996, Fletcher Challenge Limited acquired the shares of FCNZ from the Crown for NZ$2.2 billion and FCNZ immediately transferred interests in the business and assets of FCNZ to a partnership between CITIC New Zealand Limited (BVI) (**CITIC NZ**), Brierley Investments Limited (**BIL**) and FCNZ. Initially, FCNZ and CITIC NZ each held a 37.5% interest in the partnership with BIL holding the remaining 25%. FCNZ and CITIC NZ purchased the BIL stake in December 1998 giving them an equal 50% share.

FCNZ and CITIC NZ were placed in receivership on 26 February 2001 by the syndicate of banks that had financed the CNIFP. The receivers were appointed after the partnership failed to meet certain financial covenants under the banking syndicate's facilities. This was partly a result of the level of debt raised to fund the purchase price paid for the CNIFP Assets in 1996. This situation was exacerbated by the decline in revenues to the CNIFP, caused by a marked deterioration in the Japanese Douglas fir market since 1996 as a result of increased North American shipments, and the downturn in both volumes and prices for forest product exports following the "Asian Crisis" in 1997/98.

Management

Since the acquisition by CNIFP, the assets have been managed under contract by FFS. FFS's responsibilities, as forest manager, have been:

- Estate management: establishment, tending and harvesting operations;

- Processing: log making and production of processed wood products at CNIFP processing and production facilities;
- Marketing: domestic and international marketing and distribution of logs and processed wood products; and
- Accounting and administration: preparation of annual budgets, monthly management reports and systems administration.

The management agreement between the CNIFP and FFS also included constraints to ensure the CNIFP forests were managed on an equivalent basis with FFS's forests.

FFS employees or subcontractors currently undertake all forest management activities and the CNIFP has no employees.

Forest Estate Detail

There are 162,173 hectares of planted area within the CNIFP forests, of which Kaingaroa forest accounts for 142,286 hectares (87.8%), with a further eight forests accounting for the rest (19,887 hectares). The table below summarises land ownership and plantation estimates for the CNIFP forest estate as at 30 June 2002.

CNIFP Forest Estate at 30 June 2002 (Hectares)

	Planted	*Unplanted*	*Unplantable*	*Total Area*
Crown forestry licences	160,688	20,796	6,198	187,682
Freehold	1,376	68	231	1,675
Forestry right	109	27	11	147
Total	**162,173**	**20,891**	**6,440**	**189,504**

Of the CNIFP planted area under management, 160,688 hectares (99%) is licensed from the Crown under 21 Crown forestry licences. The balance consists of 1,376 hectares of freehold land and 109 hectares of land on which the CNIFP has a forestry right.

Species Distribution

The vast majority of the CNIFP forests are planted in Radiata pine and Douglas fir, as shown in the table below. Douglas fir planted areas have been reduced from approximately 19,000 hectares in 1992 to the current level of 15,350 hectares.

Other species are replaced with Radiata pine as they are harvested and will, therefore, decline as a percentage of the overall planted area in the future. A limited amount of other species may remain in the forest for research and aesthetic purposes.

Species Distribution as at 30 June 2002 (Hectares)

Radiata pine	144,148	88.9%
Douglas fir	15,328	9.5%
Larch	802	0.5%
Eucalyptus	377	0.2%
Corsican pine	230	0.1%
Other	1,288	0.8%
Totals	**162,173**	**100.0%**

Age Class Distribution

The age class distribution of the CNIFP forests has increased marginally in recent years as the forest estate approaches maturity, but remains well-balanced and is able to maintain a sustainable yield.

The age class distribution as at 30 June 2002 is illustrated in the diagram below.

Age Class Distribution as at 30 June 2002


10000
8000
6000
4000
2000
0
Area (ha)
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
Age (years)

Harvesting and Log Transport

A significant variable affecting wood flow is the age at which a tree is harvested, commonly known as the rotation length. The rotation length has a major bearing on timber quality, log grade production, unit volume and economic return. FFS manages the harvesting schedule with the objective of achieving the maximum economic return from the estate. Radiata pine is currently managed on an average rotation length of 26 to 27 years.

Harvest planning is carried out using optimisation models which match pre-harvest inventory information to market demand, overlaid with contractual and other operational constraints.

Sales volumes by destination for 2001, together with the 2002 forecast, are summarised in the following table.

Log Sales Volumes by Destination (000 m³)

	2001	*2002 (Forecast)*
Exports	1,250	1,107
Third Party Sawmills	266	268
FFS Mills	662	682
CNIFP Mills	266	314
Industrial Fibre	784	858
Total	**3,228**	**3,229**

Production and Processing

The CNIFP Assets include a sawmill at Waipa and remanufacturing plants at both Waipa and Mount Maunganui together with Kaingaroa log optimisation plant and the Murupara log yard. All of these facilities are located in the Bay of Plenty region. Waipa is located approximately five kilometres south of Rotorua, in close proximity to the CNIFP forests. The Mount Maunganui remanufacturing plant is located adjacent to the Port of Tauranga. The Kaingaroa log processing plant is located near the Kaingaroa village and the Murupara log yard is located adjacent to the township of Murupara.

The Waipa sawmill has an annual output capacity of 255,000 m^3 of sawn lumber (the 2002 forecast is production of 225,600 m^3). There are two lines, a bandsaw line for larger logs and a twinmill line for smaller dimension logs. The remanufacturing plants produce mouldings and millwork products with a combined annual output capacity of 58,000 m^3.

The Waipa remanufacturing plant shares all of the infrastructure and services of Waipa sawmill site.

There are currently around 200 FFS employees and 120 contractors engaged by FFS on the Waipa site.

The Waipa site is ideal for a large sawmill in terms of location, infrastructure, support facilities and staff. It would likely be difficult, time-consuming and expensive to now gain approval for a new wood processing site of this scale in close proximity to Rotorua.

The Waipa sawmill is currently one of four major mills operated by FFS. The other three mills are owned by FFS, and are optimised to process largely pruned logs (one mill) and structural grades

(two mills). Waipa, under FFS management, operates as a utility mill cutting Douglas fir, industrial and utility log grades, and recently, some pruned logs.

The Mount Maunganui remanufacturing plant is primarily a finger jointing and moulding plant, with kiln drying, ripping, defecting, matching/profiling, and a paint line. There are currently around 130 workers on-site, of whom approximately half are contractors engaged by FFS and the balance employed by FFS. The mill operates on a 3-shift system. With a capacity of 33,000 m^3 output per annum on a 4-shift basis, the plant is reasonably small, but relatively efficient. It services the USA market with finger jointed and moulded products.

Transport Infrastructure

The CNIFP forests are traversable through a combination of public and off-highway roads ("off-highways"). Off-highways allow users greater flexibility in the transportation of materials (i.e., ability to operate larger vehicles than is allowed on public roads). Furthermore, users of off-highways can avoid certain road-user charges. Off-highways in the forests are extensive, as almost the entire forest area has already been harvested at least once. Kaingaroa forest, in particular, has three major internal highways running almost its full length from north to south. Other internal roads extend out from these highways in a grid-like system providing excellent access to the forest. In addition, several state highways run through or near all of the forests.

The generally flat terrain and free draining soils allow easy and relatively inexpensive construction of high quality roads. There are several sources of roading materials within the forest area.

There are two sea ports used by the CNIFP for log export: the Port of Tauranga, located at Mount Maunganui, approximately 90 kilometres north of Rotorua; and the Port of Napier, located approximately 100 kilometres southeast of the southern end of Kaingaroa forest. Currently, all export volumes are shipped through the Port of Tauranga due to a concentration of harvesting activities around northern and central Kaingaroa forest.

A railhead is located at Murupara on the eastern boundary of Kaingaroa forest. The rail line runs from Murupara to Kawerau where it joins the line to Mount Maunganui. The section of the line between Murupara and Kawerau is used to transport the CNIFP logs, either pulplogs to the Norske Skog Tasman Limited or Carter Holt Harvey Limited pulpmills, both at Kawerau, or export logs to the Port of Tauranga. The line is operated by Tranz Rail on a shuttle basis with six trains daily.

Environmental Considerations

Forest Stewardship Council Certification

In October 2000, FFS received Forest Stewardship Council (FSC) certification for all the forest estate owned and managed including the CNIFP forests. FSC is an international organisation founded to support environmentally appropriate, socially beneficial and economically viable management of the world's forests.

There are an increasing number of international forest and forest product certification systems available. FSC is the most credible and internationally recognised certification currently available

for forests and forest products. At present, FSC is the only certification standard recognised by The Home Depot, one of the major customers of FFS in the USA.

The total forest area under FFS management has been FSC certified, representing the largest certified forest in New Zealand. Gaining forest certification involved a rigorous assessment of the environmental and socio-economic impact of forest management practices by an international audit body, Scientific Certification Systems, over a number of months during calendar year 2000, and qualified the forest estate to be certified as a Well-Managed Plantation.

FSC certification is expected to assist FFS to continue to access international markets such as North America, where environmental verification of products is becoming essential. It will also give the products greater environmental credibility in the international marketplace – by FFS using the FSC logo, customers will have a way of identifying that the product they are purchasing comes from a forest that is managed according to internationally agreed social and environmental principles and criteria.

The forest certification, together with the chain-of-custody certificates that have been received for a significant proportion of USA products and a growing Asian portfolio, provide FFS with the opportunity to position itself as a leading international supplier of solid wood products sourced from sustainable and environmentally certified resources.

A requirement of FSC certification is an annual review and audit by the certifying agent. The 2001 audit was successfully completed in September 2001 with no material non-compliance issues being identified.

Waipa Sawmill and Remanufacturing Plant

FFS has also developed environmental management procedures for the Waipa site, which require external environmental auditing every four years. Over time the Waipa site has been the subject of extensive environmental assessment. Independent environmental audits consistent with the environmental management procedures were carried out during 2000.

Extensive management systems are in place to control any residual contamination of the site and appropriate steps have been taken to minimise environmental risk.

By virtue of ownership of the shares in Red Stag Wood Products Limited (**Red Stag**), which is the owner of the Waipa site, FFS may have the benefit of an indemnity granted to FCNZ and its specified subsidiaries, including Red Stag, by the Crown at the time of the sale of FCNZ to FFS in 1996, to the extent that Red Stag benefits from the indemnity.

In broad terms, the indemnity granted by the Crown (to FCNZ and its specified subsidiaries, including Red Stag) is for certain costs and losses arising before 1 January 2020, and due to the release of contaminants or hazardous substances into the land owned by FCNZ and those subsidiaries (which includes the land owned by Red Stag at Waipa) (i.e., "on-site") as a result of an activity of the Crown prior to 27 September 1996, subject to the following limits:

- the Crown is not liable for the first NZ$30 million (although no significant short term expenditure is anticipated, FFS will provide in its financial statements for a contingency of NZ$15 million);

- the Crown is liable for one-half of the next NZ$20 million; and
- the Crown is liable for any such costs and losses greater than NZ$50 million.

Forest Protection

There are very few risks that threaten the CNIFP forest estate. Historical losses have been very low. As forest manager, FFS has had extensive forest protection procedures in place to minimise damage to the forests.

Climatic Risk

Wind is considered a risk to the CNIFP forest estate as evidenced by gale damage to 5,500 hectares from Cyclone Bernie in 1982 and 2,500 hectares from Cyclone Bola in 1988. Forest management procedures are structured to minimise risk, and harvest procedures generally allow wind damaged forest to be recovered to maximise salvage value.

Pests and Diseases

Radiata pine in New Zealand is generally free of serious insect and disease damage problems. Current management practices involve intensive pruning and thinning, which result in stands being maintained in a healthy and vigorous state. This minimises the risk of attack by damaging pests. A formal forest health surveillance programme is carried out over the estate on an annual basis to check for any new pests or pathogens.

Nutrient Deficiencies and Imbalances

As the CNIFP forest estate is predominantly located on soils derived from volcanic ash showers, critical deficiencies in major elements are not extensive. Detected deficiencies in phosphorus and boron are treated with appropriate fertiliser applications.

Forest Fire Risk

New Zealand has historically seen extremely low forest loss due to fire. This is largely a result of a number of mitigating factors including climatic conditions and management regimes directed toward active fire risk reduction. The Pumicelands Rural Fire District is subject to external audit by the New Zealand Fire Authority. Various independent studies conclude that the risk of major fire loss is low. Records in the FFS emergency plan show a total of 593 hectares was lost in the combined CNIFP forest estate and neighbouring FFS forests through 11 events since 1977, with the largest single loss being 432 hectares in 1977. Over the last 20 years, forest loss due to fire in the CNIFP forest estate has been less than 10 hectares (occurring in one event in 1991/92).

Animal Damage

Damage by animals is not considered significant. Proactive control using poison baits is implemented where required prior to forest re-establishment.

Crown Forestry Licences

The vast majority of the CNIFP forest estate is held under Crown forestry licences issued by the Crown.

Each Crown forestry licence authorises the licensee, in return for a rental, and subject to the terms of the Crown forestry licence, to use the underlying land for forestry purposes, including the harvesting, planting, management or processing of the trees on the land. The Crown forestry licence provisions will, at a minimum and subject to no default by the licensee, allow for the completion of the existing rotation and harvesting of all the crop of that rotation.

Each of the Crown forestry licences has an initial term of five years commencing on 30 April 1990, followed by an effective minimum term of a further 35 years. After the first five years, the term of the Crown forestry licence is automatically extended by one year, each year, until notice of termination is given. Except for material breach, notice terminating the annual automatic extension cannot be given unless a claim has been made under the Treaty of Waitangi and the Government-appointed Waitangi Tribunal has made a recommendation (see below). Notice of termination must be given at least 35 years in advance, calculated from the end of the five year minimum term or the date of notice, whichever is the later. During the 35 year termination period, the licensee may continue to protect, manage and harvest the forest, but not replant it.

If the Waitangi Tribunal recommendation is that the land should be returned to the claimant, then as land is cleared, it is returned to the claimant. FFS currently manages a number of joint venture forests with Maori landowners and, subject to agreeing acceptable terms, is comfortable in extending this concept to land that may be returned to claimants.

On the other hand, if the Tribunal's recommendation is that the land is not liable to be returned to Maori, and the Crown then decides to terminate the licence, it must give 35 years' notice of the termination to the licensee. In this case, the 35 year notice period is calculated from the end of the 35 year initial term or the date of notice, whichever is later. In addition, the licensee may continue to protect, manage, harvest and replant all of the land until final expiry of the licence at the end of the notice period. The licensee will be compensated, at market prices, for the value of all trees standing on the land at the date of final expiry of the licence.

The current annual licence fee is an arbitrated market rental. The licence fee is reviewable every three years, and the basis of the licence fee is reviewable every nine years.

Crown land, including that subject to the Crown forestry licences, is subject to the possibility of claims by Maori under the Treaty of Waitangi Act 1975.

Normally the powers of the Waitangi Tribunal are advisory only. However, under the Crown Forest Assets Act 1989 (New Zealand), the Crown is bound by any final recommendation of the Tribunal that land subject to Crown forestry licences be returned to the claimants. The Crown is similarly bound in respect of land owned (and land which has been disposed of) by certain state owned enterprises.

Therefore, the Treaty has relevance to FFS in that all Crown land subject to Crown forestry licences governed by the CNIFP could be returned to successful claimants. Any return of land would be subject to conditions, which effectively allow completion of the existing rotation and harvesting of the current crop.

In relation to freehold land, there is no legislation in place which would enable the Crown to compulsorily acquire privately held land for restitution to Maori, unless that land had been acquired directly or indirectly from a state owned enterprise after 1988, and has a "memorial" provision registered against the title to that land. In addition, legislation has recently been enacted which prevents the Waitangi Tribunal from making any future recommendation that the Crown should endeavour to acquire privately held land, other than where subject to a "memorial" provision, for return to Maori.

An area of 1,024 hectares of land acquired by the CNIFP is covered by "memorial" provisions registered against the titles to that land which provide for the land to be taken up by the Crown for return to Maori on the recommendation of the Tribunal. FFS is not currently aware of any existing claim under the Treaty of Waitangi that is considered likely to have a material adverse effect on FFS. However, FFS is not able to exclude the possibility of this type of claim being made in the future.

APPENDIX 2: SUMMARY OF TERMS OF TRANSACTION DOCUMENTS

CNIFP Acquisition Agreement

Parties

Kaingaroa, the CNIF Partners and FFS.

General terms

The agreement sets out the terms and conditions on which Kaingaroa will acquire the CNIFP operational assets from the CNIF Partners and assume certain liabilities of the CNIFP. The assets include land, plant, equipment, stock (including log and processed stocks), intellectual property (including trade marks and software), cash, and all the shares in Red Stag Wood Products Limited (in receivership). The liabilities include the CNIF Partners' liabilities and obligations under certain business agreements (including the Crown forestry licences) and the liabilities, responsibilities and obligations relating to or connected to the ownership or operation of the CNIFP land. Liabilities in respect of interest bearing bank debt, subordinated debt, receivers' costs and the CNIF Partners' income tax are excluded.

FFS is providing a guarantee to the CNIF Partners for the performance of the obligations under the agreement by Kaingaroa.

Purchase price

The purchase price for the CNIFP operational assets will be:

- an amount in US$ equal to the CNIFP senior debt amount at the Settlement Date; plus
- a cash amount of US$5 million,

plus GST.

FFS estimates that total purchase price will be approximately US$650 million, plus GST.

Conditions to be satisfied

Settlement of the agreement is subject to a number of conditions being satisfied, including:

- the Minister for State Owned Enterprises and the Minister of Finance consenting to the transfer of Crown forestry licences to Kaingaroa;
- the CNIF Partners obtaining, on terms and conditions acceptable to their receivers, the Bank of New Zealand's consent to the sale of the CNIFP operational assets and its agreement to provide releases of the first ranking mortgages and debenture on settlement;
- receipt by Kaingaroa of all consents required under the Overseas Investment Regulations 1995 for the implementation of the agreement;
- Kaingaroa having secured a financing facility not exceeding US$750 million for the purposes of obtaining the loan funds required to make the payments necessary to complete the transaction and to refinance the existing borrowings of FFS and its subsidiaries;
- the satisfaction of the key external conditions to each of the Rubicon Share Buy-back Deed, the Rubicon Share Buy-back and Forest Sale Agreement, the SEAWI Share Subscription Agreement and the Governance Deed;

- FFS shareholders approving the transaction set out in the agreement and all related transactions;
- FFS not receiving notices under section 111 of the Companies Act in respect of a number of FFS shares which the Board believes, acting reasonably, could result in a net cost to FFS of fulfilling its obligations under section 111(2)(a) or (b) and section 112 of the Companies Act of US$7.5 million or more in respect of FFS's shareholder approvals. The net cost to FFS is the difference between the aggregate purchase price the Board estimates FFS will be required to pay to purchase the relevant shares and the aggregate subscription proceeds the Board estimates FFS would receive from the placement of an equal number of shares in the period of 15 business days following the final date for receipt of the buy-out notices;
- the Board being satisfied that no Commerce Commission clearance is required or, if required, is obtained, for the transactions set out in this agreement and the transactions between FFS and Rubicon and SEAWI; and
- the Board confirming to the CNIF Partners FFS's solvency on the date of execution of the agreement and the date on which all of the other conditions have been satisfied.

If any of these conditions are not satisfied by the date set for that particular condition, the agreement is voidable by notice in writing given by any of the parties and, if so avoided, will be of no further effect. These conditions must be satisfied by various dates, the last of which is 30 August 2002.

If any of the Rubicon Share Buy-back Deed, the Rubicon Share Buy-back and Forest Sale Agreement, the SEAWI Share Subscription Agreement or the Governance Deed is cancelled, terminated, avoided or repudiated prior to 5.00 pm on 31 August 2002, the CNIFP Acquisition Agreement is voidable by notice in writing given by any of the parties.

CITIC Claim

The payment of the purchase price is in full and final settlement of the claim brought by CITIC NZ Limited (BVI) against FCF Industries and others, and of all other claims of any nature which the CNIF Partners have now or in the future against FFS and its subsidiaries. FFS indemnifies the CNIF Partners, the receivers and the security trustee against any liability that they may incur as a result of the settlement.

Completion

The settlement date is, barring any required deferral, proposed to be the last business day of the month following the month in which the conditions to the agreement are satisfied.

Warranties and Force Majeure

The CNIF Partners warrant that the assets will pass to Kaingaroa free of all encumbrances, other than those that Kaingaroa has agreed to assume.

Kaingaroa is entitled to cancel the agreement if, prior to settlement:

- there is significant damage to the CNIFP Assets; or

- there is significant damage to FFS's own assets or to the Tahorakuri forest; or
- there is a fundamental disruption in the market for FFS's products caused by a widespread or major event causing a fundamental deterioration in regional or international, financial or economic conditions.

Under the SEAWI Share Subscription Agreement FFS has agreed with SEAWI to exercise this termination right where there is significant damage to FFS's forests prior to settlement (unless SEAWI agrees otherwise).

The guarantee provided by FFS to the Vendors is on the usual terms for a parent company guaranteeing the performance of a subsidiary's obligations.

Rubicon Share Buy-back Deed

Parties

FFS, FCF Industries, Rubicon Forests Holdings Limited (**RFHL**) and Rubicon Tahorakuri Forest Limited (**RTFL**).

General terms

The parties agree to enter into the Rubicon Share Buy-back and Forest Sale Agreement (the terms of which are described below) once the conditions to the deed are satisfied.

If these conditions are satisfied (and provided that no application is made to the Court seeking to restrain the acquisition of FFS's shares from RFHL and the board of directors of FFS is satisfied as to certain matters under the Companies Act) the parties become bound to enter into the Rubicon Share Buy-back and Forest Sale Agreement 11 business days following the Special Meeting. If the conditions are not satisfied, or waived by FFS, or the CNIFP Acquisition Agreement is terminated, the deed may be terminated.

Conditions

The deed is conditional upon:

- the Board receiving, from an appropriately qualified independent expert, a report to the effect that the terms of the offer to buy back the FFS shares are fair and reasonable to FFS and the remaining shareholders and of benefit to the remaining shareholders;
- no application made to the Court seeking to restrain the proposed acquisition of the FFS shares being outstanding or no order restraining the proposed acquisition of the FFS shares being made; and
- the Board not ceasing to be satisfied as to certain matters set out in the Companies Act before making the offer.

Interdependency

FFS and FCF Industries agree not to complete the Rubicon Share Buy-back and Forest Sale Agreement or the SEAWI Share Subscription Agreement or the CNIFP Acquisition Agreement (except in circumstances where FFS and FCF Industries have no ability to terminate that agreement) unless and until those agreements are completed contemporaneously.

RFHL agrees to vote in favour of any FFS shareholders' resolution (to the extent it is entitled to vote on such resolution) approving the Rubicon Share Buy-back and Forest Sale, the CNIFP Acquisition or the SEAWI Share Subscription.

Due Diligence and Tendering Process Agreement

Parties

FFS, FCF Industries, RFHL and RTFL.

General terms

Within five days after execution of the agreement, RTFL and FCF Industries agree to jointly appoint Jaakko Poyry to undertake a due diligence review of the value of the Tahorakuri forest. The valuer will adopt a valuation methodology agreed between the parties and set out in the agreement, which will include adopting the exchange rate used in deriving the US$64 million value.

If Jaakko Poyry values the forest at US$62 million or less, additional adjoining afforested land shall be added to the forest being sold so that the amount transferred equals US$64 million. If Jaakko Poyry values the forest at US$66 million or more, afforested land adjoining FFS's other afforested land shall be removed from the forest being sold so that the amount transferred equals US$64 million.

In addition, FCF Industries and RTFL agree to negotiate in good faith to agree on, and execute, a short-term agreement under which RTFL appoints FCF Industries to manage and market the products from the forest with effect from settlement of the Rubicon Share Buy-back and Forest Sale Agreement.

Rubicon Share Buy-back and Forest Sale Agreement

Parties

FFS, FCF Industries, RFHL and RTFL

General terms

Under the terms of the Rubicon Share Buy-back Deed, this agreement will be entered into 11 business days following the Special Meeting if the conditions of the Rubicon Share Buy-back Deed are satisfied. The agreement sets out the terms and conditions on which FCF Industries will sell the Tahorakuri forest estate and related assets to RTFL, and FFS will buy back FFS shares from RFHL.

Sale of Tahorakuri forest

RTFL will pay FCF Industries US$64 million plus GST for the Tahorakuri forest estate.

FCF Industries and FFS are providing to RTFL and RFHL certain warranties and representations in relation to the forest, including in relation to the accuracy of information disclosed, ownership of the forest, and absence of encumbrances in respect of the forest.

If, after the date of the Rubicon Share Buy-back Deed and prior to settlement, any part of the forest is substantially destroyed or damaged (meaning, up to 29 August 2002, if trees on more

than 10% of the land are substantially damaged or destroyed, and after 29 August 2002, if trees on more than 25% of the land are substantially damaged or destroyed) RFHL and RTFL may cancel the agreement. This right to cancel is not available if FCF Industries offers to transfer additional parcels of afforested land such that RTFL receives afforested land valued at US$64 million. FCF Industries cannot do this if the 25% threshold is exceeded.

Buy-back of shares by FFS

The shares to be bought back from RFHL by FFS will comprise 75,000,000 ordinary and 279,816,354 preference shares in FFS. The aggregate purchase price for the FFS shares is US$64 million.

RTFL and RFHL are providing to FCF Industries and FFS certain warranties and representations in relation to the FFS shares, including in relation to title and absence of encumbrances.

Payment of Purchase Price

RFHL will assign its right to receive payment for the shares to RFTL and FCF Industries will assign its right to receive payment for the forest estate to FFS. On settlement, FFS's liability to pay the purchase price for the shares to RTFL will be offset against the liability of RTFL to pay the purchase price for the forest estate to FFS so that the liability of each of them to make payment is discharged.

Conditions to be satisfied before transaction can proceed

Settlement of the Rubicon Share Buy-back and Forest Sale Agreement is subject to a number of conditions being fulfilled, including:

- FFS shareholders approving the transactions recorded in the agreement;
- Rubicon's shareholders approving the transactions recorded in the agreement;
- RTFL obtaining necessary consents to the transactions under the Overseas Investment Regulations 1995;
- no application being made to the Court to restrain the proposed acquisition of shares by FFS; and
- each of the CNIFP Acquisition Agreement, the SEAWI Share Subscription Agreement and the Rubicon Share Transfer Agreement being settled in accordance with its terms.

If any of the conditions are not satisfied by the dates set out in the agreement, either party may terminate the agreement.

The parties acknowledge that completion of the arrangements recorded in the agreement will occur contemporaneously with completion of the arrangements recorded by the CNIFP Acquisition Agreement and the other related agreements. FFS and FCF Industries agree not to complete the agreement or the SEAWI Share Subscription Agreement or the CNIFP Acquisition Agreement until all of those agreements are completed contemporaneously. RFHL agrees not to complete the Rubicon Share Transfer Agreement until this agreement and the Rubicon Share Transfer Agreement have both been completed contemporaneously.

Escrow

FFS is liable to the vendors to complete the transaction under the CNIFP Acquisition Agreement from the time that agreement becomes unconditional. As FFS is relying on receiving funds from SEAWI and the completion of the Rubicon transactions in order to be able to meet those obligations, FFS, Rubicon and SEAWI have agreed to enter into escrow arrangements before the CNIFP Acquisition Agreement becomes unconditional in order to mitigate the settlement risk in respect of those arrangements. The escrow arrangements include:

- the appointment of an independent escrow agent;
- the payment by SEAWI of US$200 million into an escrow account;
- the provision of appropriate settlement documentation by all parties; and
- the provision of irrevocable payment and delivery instructions to the escrow agent in accordance with each party's completion obligations.

SEAWI Share Subscription Agreement

Parties

FFS and SEAWI.

General terms

SEAWI has agreed to contribute capital to FFS by subscribing for new shares in FFS on the terms set out in the agreement.

Sale and purchase of shares

SEAWI will pay to FFS US$200 million for 369,600,369 new FFS ordinary shares and 739,200,739 new FFS preference shares in full on settlement. The subscription price for each share is NZ$0.37 at the agreed exchange rate of US$0.4875:NZ$1.00.

The ordinary shares will rank equally with the existing ordinary shares in FFS as at the settlement date. The preference shares will rank equally with the existing preference shares in FFS as at the settlement date.

Completion is intended to occur contemporaneously with completion of the CNIFP Acquisition Agreement, the Rubicon Share Buy-back and Forest Sale Agreement and the Rubicon Share Transfer Agreement.

Escrow

FFS is liable to the vendors to complete the transaction under the CNIFP Acquisition Agreement from the time that agreement becomes unconditional. As FFS is relying on receiving funds from SEAWI and the completion of the Rubicon transactions in order to be able to meet those obligations, FFS, Rubicon and SEAWI have agreed to enter into escrow arrangements before the CNIFP Acquisition Agreement becomes unconditional in order to mitigate the settlement risk in respect of those arrangements. The escrow arrangements include:

- the appointment of an independent escrow agent;
- the payment by SEAWI of US$200 million into an escrow account;

- the provision of appropriate settlement documentation by all parties; and
- the provision of irrevocable payment and delivery instructions to the escrow agent in accordance with each party's completion obligations.

Governance Deed

On or before settlement the parties will enter into the Governance Deed attached to the agreement as an appendix and described below.

Conditions to be satisfied

The agreement between SEAWI and FFS is conditional upon amongst other things:

- an ordinary resolution of FFS shareholders approving the issue of the shares;
- a resolution of SEAWI shareholders approving the subscription for the shares;
- a resolution of the directors of FFS and the directors of SEAWI approving the issue of and subscription for the shares respectively;
- consent being given under the Overseas Investment Regulations 1995 in respect of the issue of the shares to SEAWI;
- neither party exercising its right to cancel the agreement as provided for by the agreement;
- the Rubicon Share Buy-back and Forest Sale Agreement being entered into; and
- each of the CNIFP Acquisition Agreement, the Rubicon Share Buy-back and Forest Sale Agreement and the Rubicon Share Transfer Agreement being settled in accordance with its terms.

If these conditions have not been met by the dates set out in the agreement, either party may terminate the agreement and it will cease to be of effect.

Representations, Warranties and Force Majeure

FFS is providing to SEAWI certain warranties and representations including in relation to the accuracy of information provided, the absence of encumbrances and the ability to issue the new shares.

FFS has the right to make disclosure against certain warranties up to 29 August 2002. If such disclosure has a material impact, in SEAWI's reasonable opinion, SEAWI has the right to cancel the agreement prior to 29 August 2002.

If, from the date of the agreement to 29 August 2002, CNIFP Assets of greater than US$32 million are destroyed or damaged, FFS agrees to exercise its right to cancel the CNIFP Acquisition Agreement. If, from the date of the agreement to 29 August 2002, forest estate assets of FFS of greater than US$32 million are destroyed or damaged, either party will have the right to cancel the SEAWI Share Subscription Agreement.

If, at any time on or after 30 August 2002 and before settlement, CNIFP Assets or forest estate assets of FFS of greater than US$32 million are destroyed or damaged, and as a result FFS has the right to cancel the CNIFP Acquisition Agreement, FFS must cancel the CNIFP Acquisition Agreement (unless SEAWI agrees otherwise).

Governance Deed

Parties

FFS and SEAWI.

General terms

The Governance Deed relating to FFS between FFS and SEAWI is attached as an appendix to the SEAWI Share Subscription Agreement and sets out an agreement between FFS and SEAWI. CITIC is not a party to the deed but CITIC will commit to the terms of the deed. SEAWI is required to procure that Maxpower Resources Limited, the wholly owned subsidiary of SEAWI that will hold the FFS shares, also commits to the terms of the deed.

The strategic intention of the parties is that, through the transaction contemplated by the CNIFP Acquisition Agreement, FFS will be able to advance its vision of achieving regional leadership in the supply of softwood wood products through a world-class cost position and superior customer service offerings to markets throughout the Pacific Rim.

The deed sets out a number of corporate governance principles that the parties intend to commit to in order to achieve and maintain world-class standards of corporate governance. These principles include that FFS will be managed under the delegated authorities of the managing director, the chief financial officer and the company secretary who will be accountable to the Board and that any transactions between FFS and any related or associated party (including any significant shareholder) are on a strict arm's length commercial basis.

Covenants in relation to shareholding

SEAWI and CITIC agree that they will not increase their respective holding or control of voting rights in FFS beyond 35% other than by way of a full or partial offer to all shareholders pursuant to the Takeovers Code. SEAWI and CITIC each agree not to make any such offer within two years of the Settlement Date unless certain conditions are fulfilled which are:

- the independent directors approve the making of the offer; or
- the offer is being made in response to a third party takeover offer; or
- FFS is in default under its primary banking facilities and FFS's bankers have issued notices of acceleration in relation to such banking facilities; or
- the making of the offer is approved by an ordinary resolution (more than 50% of those entitled to vote and voting) of FFS's shareholders (not including SEAWI, CITIC and any associated persons).

SEAWI and CITIC both confirm that they (and their associated parties) do not have any current intention to make a takeover offer for shares in FFS.

The Governance Deed contains provisions intended to prevent the dilution of SEAWI's shareholding below a 35% threshold.

Board of directors

The Board will be responsible for the overall direction and supervision of FFS in accordance with the constitution, the corporate governance principles set out in the Governance Deed and the provisions of the Companies Act.

The Board will, following completion, generally reflect the composition of shareholders. From settlement, the parties intend for there to be between six and eight directors, two of which will be appointed by SEAWI and CITIC. Within three years of settlement, the size of the Board will be reduced to six directors, two directors representing SEAWI and four independent directors. The Chairman will be one of the independent directors, the first and current Chairman being Sir Dryden Spring, whose Chairmanship will continue following settlement.

FFS is to take all reasonable steps to ensure that one or more SEAWI appointees will be a member of each Board committee provided that the independent directors are to be a majority on the audit, remuneration and nomination committees of the Board.

Constitution

The Governance Deed provides for amendments to the constitution of FFS to be put to the next shareholders' meeting of FFS, provided approval of the NZSE and/or the ASX is granted to the amendments. The amendments include provisions relating to a casting vote for the Chairman, rights to appoint alternate directors and rights to appoint directors and are discussed in more detail in the Explanatory Memorandum.

The Chairman can require SEAWI and CITIC to utilise the constitutional proportionate appointment rights where they (or their associated persons) have a greater number of appointees on the Board than is contemplated by the Deed. SEAWI and CITIC are not able to vote on the appointment or removal of the independent directors. SEAWI and CITIC can, with the consent of the Chairman, utilise the constitutional proportionate appointment rights, such consent to be given where they (or their associated persons) have less appointees on the Board than is contemplated by the Deed.

CITIC and SEAWI have agreed to consult with the Chairman in relation to the proposed appointees to the FFS Board.

Termination

Any party may terminate the Governance Deed if SEAWI acquires more than 50% of the voting rights of FFS under a takeover offer, if FFS defaults under its primary banking facilities, or if any party materially breaches, or fails to perform, any of the material provisions of the Governance Deed and any such breach is not remedied within 20 business days of notice of the breach.

Rubicon Share Transfer Agreement

Parties

RFHL and SEAWI.

General

The agreement sets out the terms on which RFHL will sell a portion of its FFS preference shares in FFS to SEAWI. The transaction is proposed to occur contemporaneously with completion of the settlement obligations under the CNIFP Acquisition Agreement.

Sale and purchase of shares

RFHL will sell 131,076,848 preference shares in FFS to SEAWI. The purchase price for the shares will be NZ$0.37 per share.

Conditions to be satisfied

The agreement is subject to a number of conditions, including:

- shareholder approval by both parties, as required;
- SEAWI obtaining necessary consents under the Overseas Investment Regulations 1995; and
- each of the SEAWI Share Subscription Agreement, the Rubicon Share Buy-back Deed and the Rubicon Share Buy-back and Forest Sale Agreement being settled in accordance with its terms.

If these conditions have not been met by the dates set out in the agreement, either party may terminate this agreement and it will cease to be of effect.

New Debt Funding Agreement

Parties

FFS, Bank of New Zealand (**BNZ**) and The Hongkong and Shanghai Banking Corporation Limited (**HSBC**) as lead arrangers and the syndicate of banks.

General terms

The borrower is FFS. FFS must ensure that its largest wholly owned subsidiaries (excluding Tarawera Forests Limited) (such subsidiaries, together with FFS, are called the **Guaranteeing Group**) guarantee its obligations under the facilities.

The total amount of term facilities is US$600 million and will comprise:

- a two year term loan (**Term Loan A**) of US$75 million (advanced in New Zealand dollars);
- a four year term loan (**Term Loan B**) of US$485 million (advanced 50% in United States dollars and 50% in New Zealand dollars); and
- a four year term revolver facility (**Revolver**) of US$40 million (advanced in New Zealand dollars).

A one month term GST standby facility (**GST Standby**) of US$65 million (advanced in New Zealand dollars) has also been arranged to provide for all reasonably foreseeable requirements for funding the GST liability in relation to the CNIFP Acquisition.

The facilities are to be secured over all the assets and undertakings of each member of the Guaranteeing Group, including over Crown forestry licences, freehold and leasehold land, processing and moulding plants and shares in Tarawera Forests Limited.

The GST Standby is repayable in full on the earlier of the last day of the GST Standby term or the day the IRD pays the purchaser of the CNIFP Assets a cash refund of the input tax credit relating to the GST paid on the purchase of those assets.

There will be a semi-annual cash sweep of 100% of excess cash flow (being net operating and investing cash flow less debt repayments and proceeds from asset sales outside the ordinary course of business which are not applied to capital expenditure or for the purchase of assets for use in the business up to US$10 million) until Term Loan A is repaid in full and thereafter Term Loan B will be reduced by the following percentages of excess cash flow:

- if the gearing ratio (defined as net debt divided by EDITDA) is four times or higher, 100%;
- if the gearing ratio is less than four times, 50%;
- if the gearing ratio is less than three times and certain other conditions are met, 25%.

The fixed periodic repayments for Term Loan B begin 30 months after the date of drawing with four repayments of US$20 million at six monthly intervals and the balance repayable at the end of the 4 year term.

The interest rate payable will be the base rate plus a margin. The margin is 2.50% per annum in respect of Term Loan A, 1.50% per annum in respect of Term Loan B, 1.50% per annum in respect of the amount of the Revolver drawn and 0.75% per annum for the undrawn proportion. The base rate is:

- in relation to funds advanced in New Zealand dollars, the bid settlement rate for the relevant interest period as displayed on Reuters monitoring system on page BKBM; and
- in relation to funds advanced in United States dollars, the LIBOR rate for the relevant interest period as displayed on the Telerate screen.

Under the New Debt Funding Agreement there are five ratios that are required to be complied with on a continuing basis. These are summarised in the following table:

Financial Covenant	**From signing to 30/6/03**	**From 1/7/03 to 30/6/04**	**From 1/7/04 to 30/6/05**	**From 1/7/05**
Interest cover (EBIT/interest)	1.5 times	1.75 times	1.75 times	2.0 times
Cash cover (free cash flow/interest)	1.75 times	2.0 times	2.25 times	2.25 times
Net debt/total tangible assets	50%	45%	45%	45%
Gross debt/net tangible assets	85%	75%	65%	65%
Minimum net tangible assets	NZ$1.3 billion	NZ$1.3 billion	NZ$1.3 billion	NZ$1.3 billion

For the purposes of calculating these ratios, EBIT excludes the forest revaluations, unusual items and minorities.

Restrictions proposed in respect of each member of the Guaranteeing Group include:

(a) **Negative pledge:** No member will be able to give security over its assets or revenues except for certain limited permitted securities.

(b) **Restricted investments:** No member will be able to lend money to any person other than a bank or another member of the Guaranteeing Group except from excess cash flow (not required to prepay the loan), 75% of new equity or in other very limited circumstances.

(c) **No non-commercial deals with other subsidiaries:** Each member will be restricted from entering into deals with any of the subsidiaries which are not members of the Guaranteeing Group except on arm's length commercial terms.

(d) **Distributions to shareholders:** FFS will only be able to pay dividends to shareholders if:

(i) the distribution is made out of excess cash flow not required to be mandatorily applied to repay bank debt; and

(ii) FFS is in compliance with its obligations under the facility agreement and related security documents and no event of default has occurred or will occur as a result of making the distribution.

Each other member of the Guaranteeing Group will be able to pay dividends to FFS or any other member so long as that member is in compliance with its obligations under the facility agreement and the security documents and no event of default has occurred or will occur as a result of paying the dividends.

There are no restrictions on subsidiaries that are not members of the Guaranteeing Group paying dividends.

The facility includes other representations and warranties, conditions precedent, covenants and events of default typical for a facility of this nature and size.

APPENDIX 3: DETAILED FINANCIAL INFORMATION AND AUDITORS' REPORT

Contents

CONDENSED UNAUDITED PRO FORMA FINANCIAL STATEMENTS

On 17 June 2002 FFS announced that it had reached agreement with the receivers of the CNIFP to acquire all the assets and certain trading liabilities of the CNIFP. In addition to the purchase of the CNIFP Assets FFS announced associated funding arrangements involving a placement of new shares to SEAWI, a new debt facility of US$600 million, a short-term standby facility of US$65 million and the exit by Rubicon from its cornerstone shareholding.

Condensed unaudited pro forma financial statements have been prepared to provide investors with information about the impact of the proposed Transaction by showing how they may have affected the June 2002 forecast financial statements if the proposed Transaction had been consummated at an earlier time. Reference should be made to the FFS June 2002 forecast financial information and the underlying assumptions (see page 89).

The unaudited pro forma statements of financial position and financial performance as at and for the year ended 30 June 2002 are derived from the unaudited FFS forecast statements of financial position and financial performance as at and for the year ended 30 June 2002 (see page 89). The pro forma statement of financial position is prepared to give effect to the pro forma adjustments resulting from the Transaction described below as if the Transaction occurred on 30 June 2002. The pro forma statement of financial performance is prepared to give effect to the pro forma adjustments resulting from the Transaction described below as if the Transaction occurred on 1 July 2001. The following has been assumed:

- the acquisition of all the operating assets and certain trading liabilities of the CNIFP for US$652 million;
- the placement of 1.1 billion new FFS shares to SEAWI at the value of US$200 million;
- the exit by Rubicon from its cornerstone shareholding by the buy-back of 355 million FFS shares funded by the sale to Rubicon of FFS's Tahorakuri forest; and
- the establishment of a new debt facility of US$600 million with a syndicate of banks to fund the balance of the purchase price and to refinance FFS's existing debt facilities and a short-term standby facility of US$65 million if required, to fund the GST portion of the purchase price.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The actual transaction may differ from the pro forma adjustments. The unaudited pro forma financial statements presented are not necessarily indicative of the financial performance or financial position that would have occurred had the transactions actually taken place on the dates specified or that may be expected to occur in the future.

CONDENSED UNAUDITED PRO FORMA FINANCIAL STATEMENTS

PRO FORMA STATEMENT OF FINANCIAL PERFORMANCE

for year ended 30 June 2002

NZ$ million	*Fletcher Challenge Forests (note 1)*	*Acquire CNIFP (note 2)*	*Equity Placement (note 3)*	*Share Buy-back & Forest Sale (note 4)*	*Other (note 5)*	*Pro Forma Fletcher Challenge Forests*
Operating Revenue	664	431			-154 (5a(i))	941
Operating Expenses	-585	-337		1	154 (5a(i))	-767
Unusual Items (note 6)	-338	-9				-347
Operating Earnings	-259	85		1		-173
Forest Crop Revaluation	32	14		10		56
Funding Costs	-22	-91	28			-85
Earnings before Taxation	-249	8	28	11		-202
Taxation	-2	-3	-9	-3		-17
Earnings after Taxation	-251	5	19	8		-219
Minority Interest	-3					-3
Net Earnings	-254	5	19	8		-222
Operating Earnings excluding Unusual Items	**79**	**94**		**1**		**174**
Net Earnings excluding Unusual Items	**61**	**11**	**19**	**8**		**99**
Basic and Diluted Earnings per Fletcher Challenge Forests Share (cents)						
– Operating Earnings						
Including Unusual Items	-9.3					-4.9
Excluding Unusual Items	2.8					4.9
– Net Earnings						
Including Unusual Items	-9.1					-6.3
Excluding Unusual Items	2.2					2.8
Net Assets per Fletcher Challenge Forests Share (cents)	40.9					40.0
Share Weighting used for:						
– Basic and Diluted Earnings per Share (million)	2,781		1,109	-355		3,535
– Net Assets per Share (million)	2,781		1,109	-355		3,535

CONDENSED UNAUDITED PRO FORMA FINANCIAL STATEMENTS

PRO FORMA STATEMENT OF FINANCIAL POSITION

as at 30 June 2002

NZ$ million	*Fletcher Challenge Forests (note 1)*	*Acquire CNIFP (note 2)*	*Equity Placement (note 3)*	*Share Buy-back & Forest Sale (note 4)*	*Other (note 5)*	*Pro Forma Fletcher Challenge Forests*
ASSETS						
Cash and Liquid Deposits	13					13
Stocks	72	27				99
Debtors	61	52			-15 (5a(ii))	98
Assets Available for Sale	131			-131		
Total Current Assets	277	79		-131	-15	210
Fixed Assets	1,358	1,290				2,648
Investments	21					21
Total Assets	1,656	1,369		-131	-15	2,879
LIABILITIES AND EQUITY						
Liabilities						
Creditors	91	38			-15 (5a(ii))	114
Total Current Liabilities	91	38			-15	114
Term Debt	261	1,331	-408			1,184
Provision for Deferred Taxation	135					135
Total Liabilities	487	1,369	-408		-15	1,433
Equity						
Reported Capital	1,443		408	-184		1,667
Reserves	-305			53		-252
Total Group Equity	1,138		408	-131		1,415
Minority Equity	31					31
Total Equity	1,169		408	-131		1,446
Total Liabilities and Equity	1,656	1,369		-131	-15	2,879

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1 Basis of Presentation

The unaudited pro forma financial statements of FFS are presented in New Zealand dollars and have been prepared in accordance with the accounting policies of FFS (generally accepted accounting practice in New Zealand, NZ GAAP).

The FFS forecast statement of financial position and financial performance as at and for the year ended 30 June 2002 are derived from the actual results for the 11 months to May 2002, which have been extracted from the FFS management accounts, and a forecast result for the month of June 2002.

Amounts in these financial statements are NZ$ unless otherwise stated. A NZ$/US$ exchange rate of $1.00:$0.49 has applied to the pro forma adjustments.

2 Acquisition of CNIFP

FFS has reached agreement with the receivers of the CNIFP to purchase all of the operating assets and certain trading liabilities of the CNIFP for approximately US$652 million. The CNIFP Assets consist of nine forests in the central North Island of New Zealand with a total planted area of approximately 162,000 hectares, the Kaingaroa log processing plant and three solid wood manufacturing facilities. Direct costs of US$12 million related to the purchase of the CNIFP Assets have been capitalised as part of the cost of acquisition.

FFS has assessed the fair value of all assets and trading liabilities acquired as part of the CNIFP Acquisition. Plantation assets are valued on a consistent basis to FFS current market value policy, processing assets are valued using discounted cash flow models and working capital items are valued at recoverable/payable amounts. The fixed assets included in the pro forma adjustment include a discount of $162 million as the purchase consideration is lower than the assessed fair value of the net assets acquired. The recognition of this discount has not been included in the pro forma statement of financial performance as it is considered to be non-recurring income directly attributable to the Transaction.

The pro forma adjustment reflects the acquisition of the CNIFP operations at fair value, based upon the acquisition price, and the trading result for the year ended 30 June 2002, as derived from the CNIFP management accounts. The pro forma funding costs adjustment reflects the additional term debt of US$652 million (which is offset by the equity placement of US$200 million, refer note 3) net of the CNIFP cash flow at an average rate of 6.85% (refer note 5 (c)).

3 Equity Placement

FFS will raise US$200 million of new equity by the issue of 369,600,369 FFS ordinary shares and 739,200,739 FFS preference shares to SEAWI. This placement will rank equally with the existing issued FFS ordinary and preference shares. As a result of the equity placement, the Rubicon share buy-back (refer note 4), and a separate agreement between SEAWI and Rubicon to purchase 131,076,848 FFS preference shares SEAWI will obtain a shareholding of 35% in FFS.

The US$200 million cash injection being made by SEAWI will provide equity required to support the CNIFP Acquisition. The pro forma funding costs adjustment reflects the reduction in term debt at an average rate of 6.85%. It is assumed that there is no share buy-back as a result of minority shareholders exercising their minority buy-out rights.

4 Rubicon Share Buy-back and Forest Sale

Rubicon will pay FFS US$64 million for the Tahorakuri forest and FFS will purchase from Rubicon 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares at a price of US$64 million (representing NZ$0.37 per share at the agreed exchange rate of US$0.4875:NZ$1.00). The Tahorakuri forest comprises 11,874 hectares of freehold land located on the fringes of the central North Island forest estate, between Rotorua and Taupo. Of this estate 11,607 hectares are regarded as plantable of which 11,228 hectares are currently planted, mainly in Radiata pine.

The Rubicon Share Buy-back and Forest Sale Agreement provides a mechanism under which the Tahorakuri forest will be valued and an adjustment made to the land transferred. Rubicon has appointed an approved forestry consultant, Jaakko Poyry, to undertake an independent due diligence review of the value of the Tahorakuri forest, using an agreed valuation methodology. If the Jaakko Poyry report values the forest at US$62 million or less, FFS is required to transfer to Rubicon additional parcels of afforested land adjoining the Tahorakuri forest so as to ensure Rubicon receives afforested land valued at $US64 million. Similarly, if the Jaakko Poyry report values the forest at US$66 million or more, Rubicon is required to transfer to FFS parts of the Tahorakuri forest adjoining FFS's other property so as to ensure Rubicon only receives afforested land valued at US$64 million. Alternatively, either party may satisfy this liability by paying cash equal to the difference in value.

The pro forma adjustment reflects the disposal of the Tahorakuri forest and a reduction in total equity as a result of the share buy-back. The earnings impact reflects the silviculture costs and the portion of the forest crop revaluation related to the Tahorakuri forest estate. The forest crop revaluation includes the reversal of a $2 million revaluation, primarily arising from the growth of the forest, and the reversal of a reduction in the carrying value of $12 million primarily reflecting adverse exchange rate movements since negotiating the sale price.

5 Other Pro Forma Adjustments

5(a) Consolidation Adjustments

The unaudited pro forma financial statements have been prepared by combining FFS and the CNIFP Assets (including trading liabilities). The following consolidation adjustments have been recorded as a result of the CNIFP Acquisition:

(i) reversal of inter entity sales by FFS and the CNIFP of $30 million and $124 million respectively; and

(ii) reversal of inter entity receivables recorded by FFS and the CNIFP of $3 million and $12 million respectively.

5(b) Synergies

The acquisition of the CNIFP Assets brings together the CNIFP forest estate and FFS's existing estate in a way that will give opportunities for further synergies. These synergies result from the more efficient use of the combined estate and a simplified ownership and management structure. These synergies have not been included in the pro forma financial performance and are estimated to be at least $5 million per annum.

5(c) New Debt Facility

FFS has received commitments from a syndicate of banks, arranged by Bank of New Zealand and The Hongkong and Shanghai Banking Corporation Limited, for term loan facilities totalling US$600 million to refinance existing bank debt facilities and to fund the balance of the purchase price under the CNIFP Acquisition and a short-term standby facility of US$65 million if required, to fund the GST portion of the purchase price. These new facilities are more favourable to FFS in terms of interest margins and financial covenants than its existing debt facility. The total amount of the term loan facilities is US$600 million and will comprise a two-year term loan (Term Loan A) of US$75 million (advanced in New Zealand dollars); a four-year term loan (Term Loan B) of US$485 million (advanced 50% in United States dollars and 50% in New Zealand dollars); and a four-year term revolver facility (Revolver) of US$40 million (advanced in New Zealand dollars).

Term Loan A is repayable within two years of drawing and has a semi-annual "cash sweep" whereby 100% of FFS's excess cash flow is to be applied in debt repayment. Term Loan B begins fixed period repayments after 30 months and is repayable in full at the end of the four-year term. The balance of the term debt will also be subject to a cash sweep with a proportion of excess cash flow to be applied in debt repayment based on the then-current ratio of net debt to EBITDA. The interest rate payable will be the base rate plus a margin. The margin is 2.50% per annum in respect of Term Loan A, 1.50% per annum in respect of Term Loan B, 1.50% per annum in respect of the amount of the Revolver drawn and a 0.75% per annum commitment fee for the undrawn portion of the Revolver.

Establishment fees of US$8 million, to be expensed by FFS, have not been included in the pro forma statement of financial performance as they are considered to be non-recurring charges directly attributable to the transaction. A NZ$/US$ exchange rate of 0.49 has been applied to the pro forma debt adjustment and no exchange rate gain has been included in the statement of financial performance.

6 Unusual Items

The following items have been disclosed as unusual items in the pro forma statement of financial performance:

- Permanent impairment relating to the investment in and advances to the CNIFP of $349 million.
- A gain of $2 million upon the sale of the Ngatapa forest land.
- Costs of receivership and the CNIFP sale process of $9 million incurred by the CNIFP.
- Other gains relating to the reversal of provisions relating to the CITIC litigation ($4 million), environmental provisions ($2 million), other provisions ($2 million) and the past recovery of a debt written off relating to the sale of the Chilean forestry operations ($1 million).

PROSPECTIVE FINANCIAL INFORMATION (Unaudited)

Forecast financial information for the year ended 30 June 2002 and projected financial information for the years ended 30 June 2003 and 30 June 2004 has been prepared in accordance with NZ GAAP. The financial information has been prepared on a consistent basis with FFS's accounting policies as set out in the Group's audited historic financial statements.

The prospective financial information has been prepared by the Directors of FFS and is based upon the key assumptions as listed below, which are in line with the actions they intend to take, including the completion of the purchase of the CNIFP Assets on 27 September 2002 and associated funding arrangements as disclosed within this Explanatory Memorandum. The prospective financial information is presented solely for the purpose of inclusion in this Explanatory Memorandum and must be read in conjunction with the key assumptions listed below.

The prospective financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the prospective financial information, are by their very nature subject to risks and uncertainties, many of which are outside the control of FFS and are not predictable. The prospective financial information is qualified by the cautionary statements contained in the "Forward-Looking Statements" section on the inside cover of the Notice of Meeting.


Operating Earnings (excluding Unusual Items) per Share
5.0
4.0
3.0
2.0
1.0
0
cents
Forecast 2002
Projected 2003
Projected 2004

PROSPECTIVE FINANCIAL INFORMATION (Unaudited)

STATEMENT OF FINANCIAL PERFORMANCE

for year ended 30 June

NZ$ million	*Forecast 2002*	*Projected 2003*	*Projected 2004*
Operating Revenue	664	895	996
Operating Expenses	-585	-783	-834
Unusual Items	-338	-22	
Operating Earnings	-259	90	162
Forest Crop Revaluation	32	116	-46
Funding Costs	-22	-51	-60
Earnings before Taxation	-249	155	56
Taxation	-2	-52	-19
Earnings after Taxation	-251	103	37
Minority Interest	-3	-1	-2
Net Earnings	-254	102	35
Operating Earnings excluding Unusual Items	**79**	**112**	**162**
Net Earnings excluding Unusual Items	**61**	**117**	**35**
Net Cash from Operating Activities	**37**	**77**	**127**
Basic and Diluted Earnings per Fletcher Challenge Forests Share (cents)			
– Operating Earnings			
Including Unusual Items	-9.3	2.7	4.6
Excluding Unusual Items	2.8	3.3	4.6
– Net Earnings			
Including Unusual Items	-9.1	3.0	1.0
Excluding Unusual Items	2.2	3.5	1.0
Share Weighting used for Basic and Diluted Earnings per Share (million)	2,781	3,347	3,535

The following graphs show the forecast and projected Operating Earnings (excluding Unusual Items) and Cash Flow from Operating Activites for the periods ended June 2002 to 2004 as per the Prospective Financial Information.

Operating Earnings (excluding Unusual Items)


200
150
100
50
0
$million
Forecast 2002
Projected 2003
Projected 2004

Cash Flow from Operating Activities


150
100
50
0
$million
Forecast 2002
Projected 2003
Projected 2004

STATEMENT OF FINANCIAL POSITION

as at 30 June

NZ$ million	*Forecast 2002*	*Projected 2003*	*Projected 2004*
ASSETS			
Cash and Liquid Deposits	13	32	30
Stocks	72	93	93
Debtors	61	106	109
Assets Available for Sale	131		
Total Current Assets	277	231	232
Fixed Assets	1,358	2,758	2,705
Investments	21	22	22
Total Assets	1,656	3,011	2,959
LIABILITIES AND EQUITY			
Liabilities			
Creditors	91	131	132
Total Current Liabilities	91	131	132
Term Debt	261	1,146	1,038
Provision for Deferred Taxation	135	186	205
Total Liabilities	487	1,463	1,375
Equity			
Reported Capital	1,443	1,667	1,667
Reserves	-305	-150	-115
Total Group Equity	1,138	1,517	1,552
Minority Equity	31	31	32
Total Equity	1,169	1,548	1,584
Total Liabilities and Equity	1,656	3,011	2,959

STATEMENT OF MOVEMENTS IN EQUITY

for year ended 30 June

NZ$ million	*Forecast 2002*	*Projected 2003*	*Projected 2004*
Total Equity at the beginning of the year	1,429	1,169	1,548
Net Earnings	-254	102	35
Movement in Currency Translation Reserve	-7		
Total Recognised Revenues and Expenses for the year	-261	102	35
Movement in Retained Earnings on Share Cancellation		53	
Movement in Minority Equity	1		1
Movement in Reported Capital		224	
Total Equity at the end of the year	1,169	1,548	1,584

STATEMENT OF CASH FLOWS

for year ended 30 June

NZ$ million	*Forecast 2002*	*Projected 2003*	*Projected 2004*
Cash Provided from Operating Activities	647	902	993
Cash Applied to Operating Activities	-610	-825	-866
Net Cash from Operating Activities	37	77	127
Sale of Fixed Assets	3		
Sale of Investments	3		
Net Sale of Taxation Benefits	9		
Purchase of CNIFP		-1,331	
Purchase of Fixed Assets/Investments	-6	-18	-19
Net Cash from/(to) Investing Activities	9	-1,349	-19
Net Debt Settlements	-75	885	-108
Issue of Shares		408	
Dividends Paid to Minority Shareholders	-2	-2	-2
Net Cash from/(to) Financing Activities	-77	1,291	-110
Net Movement in Cash Held	-31	19	-2
Net Cash to Discontinued Operations	-47		
Net Movement in Cash Held	-78	19	-2
Add Opening Cash and Liquid Deposits			
– Continuing Operations	51	13	32
– Discontinued Operations	47		
Effect of Exchange Rate Changes on Net Cash	-7		
Closing Cash and Liquid Deposits	13	32	30
Net Earnings	-254	102	35
Adjustments for Items not Involving Cash:			
Depreciation, Amortisation, Provisions and Revaluations	312	-91	73
Taxation		51	18
Minority Interest in Earnings of Subsidiaries	3	1	2
Equity Earnings	-5		
Less Gain on Disposal of Affiliates and Fixed Assets	-2		
Cash Flow from Operations before Net Working Capital Movements	54	63	128
Net Working Capital Movements	-17	14	-1
Net Cash from Operating Activities	37	77	127

NOTES TO THE PROSPECTIVE FINANCIAL INFORMATION

1 Basis of Presentation

The prospective financial information of FFS is presented in New Zealand dollars and has been prepared in accordance with the accounting policies of FFS (generally accepted accounting practice in New Zealand, NZ GAAP) as published in the FFS's June 2001 Financial & Operating Report.

The prospective financial information incorporates:

- a forecast for the year ended 30 June 2002 based upon the actual results for the 11 months to May 2002, which have been extracted from the FFS management accounts, and a forecast result for the month of June 2002. Actual audited results for the year ended 30 June 2002 are expected to be released on 22 August 2002;
- a projection for the year ended 30 June 2003 based upon the FFS and CNIFP budgets updated and consolidated to reflect the acquisition of the CNIFP Assets and associated funding arrangements, on 27 September 2002 (i.e. nine months), by FFS as disclosed within this Explanatory Memorandum;
- a projection for the year ended 30 June 2004 based upon the assumptions detailed below.

The prospective financial information is presented solely for the purpose of inclusion in this Explanatory Memorandum and must be read in conjunction with the key assumptions listed below. The prospective financial information was approved by the Directors on 15 July 2002. It is not intended that the prospective financial information will be updated subsequent to the issue of this Explanatory Memorandum.

The prospective financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the prospective financial information, are by their very nature subject to risks and uncertainties, many of which are outside the control of FFS and are not predictable. The prospective financial information is qualified by the cautionary statements contained in the "Forward-Looking Statements" section on the inside cover of the Notice of Meeting.

2 Key Assumptions

The key assumptions are summarised below:

2(a) The purchase of the CNIFP Assets and associated funding arrangements are completed

The purchase of the CNIFP Assets and associated funding arrangements, as disclosed in this Explanatory Memorandum, are included within the projected financial information with an effective date of 27 September 2002 and includes:

- the acquisition of all the operating assets and certain trading liabilities of the CNIFP for US$652 million;
- the placement of 1.1 billion new FFS shares at the value of US$200 million;
- the exit by Rubicon from its cornerstone shareholding by the buy-back of 355 million FFS shares funded by the sale to Rubicon of FFS Tahorakuri forest; and
- the establishment of a new debt facility of US$600 million with a syndicate of banks to fund the balance of the purchase price and to refinance FFS's existing debt facilities and a short-term standby facility of US$65 million if required, to fund the GST portion of the purchase price.

It is assumed that there is no share buy-back as a result of minority shareholders exercising their minority buy-out rights.

2(b) Fair Value of CNIFP Assets

FFS has assessed the fair value of all trading assets and trading liabilities acquired as part of the CNIFP Acquisition. Plantation assets are valued on a consistent basis to FFS's current market value policy, processing assets are valued using discounted cash flow models and working capital items are valued at recoverable/payable amounts. A discount of $162 million has been applied to the CNIFP fixed assets acquired as the purchase consideration is lower than the assessed fair value of the net assets acquired.

2(c) Log Sale Prices

The following average log sale prices (at wharf/mill) have been assumed.

(nominal dollars)	*June 2002 Quarter NZ$/m³*	*2002 NZ$/m³*	*2003 NZ$/m³*	*2004 NZ$/m³*
Radiata				
Pruned	165	174	179	183
Structural	109	106	97	98
Utility	101	98	89	90
Industrial	70	70	68	69
Pulp	50	53	49	50
Douglas Fir	104	100	104	105
Other Species	61	64	55	59
Weighted Average	100	97	93	95

The reduction in the weighted average June 2003 sale prices compared to the June 2002 quarter predominantly reflects the strengthening of the NZ dollar. June 2004 prices assume an inflation increase of 2%.

2 Key Assumptions *continued*

2(d) Lumber Sale Prices

Lumber sale prices for 2003 assume current prices. An inflation increase of 2% has been assumed for June 2004 sales.

2(e) Sales Volumes

The following sale volumes have been assumed.

	2002 000m³	*2003 000m³*	*2004 000m³*
Log Sales Volumes			
Radiata			
Pruned	124	367	466
Structural	230	360	471
Utility	549	1,613	1,748
Industrial	322	541	607
Pulp*	353	743	843
Douglas Fir	2	215	299
Other Species	8	77	125
Total Forest Estate	1,588	3,916	4,559
Third Party Trading	2,091	2,200	2,200
Total (including intra-company)	3,679	6,116	6,759

*excludes thinnings

Manufactured Product Sales Volumes			
Solid Lineal Mouldings	31	32	32
Laminated and Finger-Jointed Product	84	114	119
Lumber	549	656	676
	664	802	827
Third Party Lumber Trading	88	92	92
Total	752	894	919

2(f) Overheads and Expenses

An inflation increase of 2% has been applied to costs with the exception of wages and salaries which have been increased by 3%.

The June 2004 projection includes a reduction in forest management and transport costs based on the assumed harvest profile and a reduction in fuel costs as a result of the NZ dollar trending up from 2002 levels. The results of the 2004 processing operations includes benefits from 2003 capital expenditure and continuing operational improvements.

2 Key Assumptions *continued*

2(g) Exchange Rates

The following exchange rates have been assumed.

	Average rate 2002	*2003*	*2004*
New Zealand dollar versus:			
United States dollar	0.43	0.49	0.49
Japanese Yen	54.0	58.0	58.0

2(h) Debt/Interest Rates

FFS has received commitments from a syndicate of banks, arranged by Bank of New Zealand and The Hongkong and Shanghai Banking Corporation Limited, for term loan facilities totalling US$600 million to refinance existing bank debt facilities and to fund the balance of the purchase price under the CNIFP Acquisition and a short-term standby facility of US$65 million if required, to fund the GST portion of the purchase price. The total amount of the term loan facilities is US$600 million and will comprise a two-year term loan (Term Loan A) of US$75 million (advanced in New Zealand dollars); a four-year term loan (Term Loan B) of US$485 million (advanced 50% in United States dollars and 50% in New Zealand dollars); and a four-year term revolver facility (Revolver) of US$40 million (advanced in New Zealand dollars). Term Loan A is repayable within two years of drawing and has a semi-annual "cash sweep" whereby 100% of FFS's excess cash flow is to be applied in debt repayment. Term Loan B begins fixed period repayments after 30 months and is repayable in full at the end of the four-year term. The balance of the term debt will also be subject to a cash sweep with a proportion of excess cash flow to be applied in debt repayment based on the then-current ratio of debt to EBITDA. The interest rate payable will be the base rate plus a margin. The margin is 2.50% per annum in respect of Term Loan A, 1.50% per annum in respect of Term Loan B, 1.50% per annum in respect of the amount of the Revolver drawn and a 0.75% per annum commitment fee for the undrawn portion of the Revolver.

Establishment fees of US$8 million and foreign exchange costs of US$3 million relating to the hedging of the CNIFP Acquisition have been expensed as an unusual item within the Projected June 2003 Statement of Financial Performance.

The following weighted average interest rates have been assumed.

	2003	*2004*
NZ dollar	8.13	8.13
US dollar	4.13	4.59
Japanese Yen	1.83	1.79
Weighted average rate	5.27	5.45

FFS currently has an interest rate risk management policy to fix interest rates on 40% to 70% of its debt.

FFS's foreign exchange risk policy is to manage liability foreign exchange risk by maintaining foreign currency denominated debt in the currencies in which FFS has significant net revenue streams. This provides a natural hedge. Consistent with this policy, debt is assumed to be drawn in New Zealand dollars (40%), United States dollars (40%) and Japanese Yen (20%).

2 Key Assumptions *continued*

2(i) Income Tax

The income tax rate for New Zealand and the United States has been assumed to be 33% and 38% respectively and there will be no change in the taxation environments in which FFS operates.

2(j) Economic Environment

There will be no material change in the general economic environment in which FFS operates.

2(k) Silviculture Practice

The combined forest estate will be managed according to the silvicultural regimes currently practised by FFS and in compliance with all currently applicable environmental regulations.

2(l) Synergies

The acquisition of the CNIFP Assets brings together the CNIFP forest estate and FFS's existing estate in a way that will give opportunities for further synergies. These synergies result from the more efficient use of the combined estate and a simplified ownership and management structure and are estimated to be at least $5 million per annum. Synergies of $5 million per annum have been included in the projected financial information.

3 Forest Valuation

The plantation forest crop valuation has been prepared on a methodology consistent with that used in FFS's annual financial statements. The valuation is a combination of net present value and compounded replacement cost. Future log prices noted below have been determined as the GDP deflated weighted average of the proceeding 12 quarters. As such, the price assumed at 30 June 2004 reflects the average of prices from 1 July 2001 to that date, being a mix of actual and estimates.

The following 12 quarter delivered (at wharf/mill) log prices have been assumed in the forest valuation calculation.

	2002 NZ$/m³	*2003 NZ$/m³*	*2004 NZ$/m³*
Radiata			
Pruned	174	180	184
Structural	108	107	105
Utility	101	100	97
Industrial	70	70	71
Pulp	56	54	51
Douglas Fir	114	112	108
Other Species	61	67	64
Weighted Average	100	98	97

3 Forest Valuation *continued*

The following table summarises the main elements of change in the Forest Valuation.

	2002 NZ$m	*2003 NZ$m*	*2004 NZ$m*
Opening Crop Valuation	1,123	1,155	2,429
Acquisition/Disposal[1]	–	1,158	–
Growth	109	225	221
Harvesting removals	-77	-252	-247
Movement in price index	20	-46	-52
Other changes[2]	-20	189	32
	1,155	2,429	2,383

(1) Includes the acquisition of the CNIFP crop ($1,263 million), refer note 2b, and the disposal of the Tahorakuri forest to Rubicon ($105 million).

(2) Under FFS's market based plantation forest crop valuation policy the discount upon acquisition applied to the CNIFP plantation forest assets ($161 million) is reversed as a component of the forest revaluation in the June 2003 year.

The following tables summarise the forest crop valuation by age class.

	2002 Ha (000)	*2003 Ha (000)*	*2004 Ha (000)*
1–5 years	18	48	47
6–10 years	15	44	47
11–15 years	24	45	41
16–20 years	32	54	55
21–25 years	21	57	57
Over 25 years	5	18	19
	115	266	266

	2002 NZ$m	*2003 NZ$m*	*2004 NZ$m*
1–5 years	24	63	59
6–10 years	50	153	165
11–15 years	158	298	262
16–20 years	376	574	575
21–25 years	411	988	964
Over 25 years	136	353	358
	1,155	2,429	2,383

3 Forest Valuation *continued*

The following table summarises the sensitivity of the valuation to changes in the key assumptions.

	2002 NZ$m	*2003 NZ$m*	*2004 NZ$m*
Price			
10% increase	182	384	376
10% decrease	-183	-385	-378
Discount Rate			
50 basis points increase	-38	-81	-79
50 basis points decrease	42	89	87

4 Sensitivity Analysis

FFS earnings are influenced by movements in a number of key variables. Set out below is a summary which demonstrates the financial effect on Operating Earnings from changes in key variables for the projected June 2003 and projected June 2004 financial information. Care should be taken in interpreting these sensitivities. The sensitivity analysis demonstrates the impact on the prospective financial information of a change in any one variable in isolation from changes in other variables and assumes no management or competitor response. This is unlikely to be the actual situation should a change in a variable actually occur.

	2003 NZ$m	*2004 NZ$m*
Change in the NZD/USD exchange rate by $0.01[1]	3	3
10% change in log sales prices	35	43
10% change in lumber sales prices	40	43
10% change in log sales volume	16	21
10% change in lumber sales volume	12	13
10% change in seafreight unit rates	13	15
10% change in processing costs	13	14
10% change in harvesting and land transport costs	19	21

(1) A strengthening of the New Zealand dollar will result in a decrease in Operating Earnings.

4 Sensitivity Analysis *continued*

Impact of Log Sale Price Changes in 2004

A possible scenario is for log sale prices for the 2004 year to be increased based upon the assumption that the NZ dollar June 2002 quarter actual log sale prices, averaging $100m^3, used in the Base Case prospective financial information (refer note 2(c)) are maintained in real terms. This changes the nominal average log sales price for June 2004 to $103m^3 from that of $95m^3 used in the Base Case and results in the following:

- Operating Earnings for June 2004 increasing by $36 million to $198 million.
- Forest Crop Revaluation for June 2004 increasing by $46 million.
- Earnings before Taxation and Funding Costs increasing by $82 million.
- Operating Cash Flow increasing to $160 million.

The following graphs show the impact of this possible scenario.


Operating Earnings (excluding Unusual Items)
$million
200
150
100
50
0
Forecast 2002
Projected 2003
Projected 2004
Base Case (as per page 90)
Scenario increment


Cash Flow from Operating Activities
$million
200
150
100
50
0
Forecast 2002
Projected 2003
Projected 2004
Base Case (as per page 90)
Scenario increment

BANK DEBT COVENANTS

as at 30 June	*Projected 2003 NZ$m*	*Projected 2004 NZ$m*
Gross Debt	1,146	1,038
Less Cash	-32	-30
Net Debt	1,114	1,008
Interest	51	60
Operating Earnings (EBIT)	112	162
Free Cash Flow	132	169
Total Tangible Assets	3,011	2,959
Net Tangible Assets	1,548	1,584

		2003			*2004*	
	Projected	*Required*	*Headroom*	*Projected*	*Required*	*Headroom*
Interest Cover (EBIT/interest)						
(times)	2.20	1.50	0.70	2.70	1.75	0.95
Headroom – dollars of EBIT ($ million)			36			57
Cash Cover (free cash flow/interest)						
(times)	2.59	1.75	0.84	2.82	2.00	0.82
Headroom – dollars of free cash flow ($ million)			43			49
Net Debt/Total Tangible Assets (%)	37.0%	50.0%	13.0%	34.1%	45.0%	10.9%
Gross Debt/Net Tangible Assets (%)	74.0%	85.0%	11.0%	65.5%	75.0%	9.5%
Net Tangible Assets (NZ$ million)	1,548	1,300	248	1,584	1,300	284

PRICEWATERHOUSECOOPERS

Fletcher Challenge Forests Limited
Private Bag 92036
Penrose
Auckland

16 July 2002

Auditors' report for inclusion in the Explanatory Memorandum

Dear Directors

As auditors of Fletcher Challenge Forests Limited ("the Company") we have prepared this report for inclusion in an Explanatory Memorandum to be dated 17 July 2002.

Directors' responsibilities

The Company's Directors are responsible for the preparation and presentation of the condensed pro forma unaudited financial statements of the Company for the year ending 30 June 2002.

The Company's Directors are also responsible for the preparation and presentation of the prospective financial information of the Company, being forecast financial information for the year ending 30 June 2002 and projected financial information for the years ending 30 June 2003 and 2004, including the assumptions on which they are based.

Auditors' responsibilities

We are responsible for expressing an independent opinion on the compilation of the pro forma unaudited financial statements of the Company for the year ending 30 June 2002 and the compilation of the prospective financial information of the Company for the years ending 30 June 2002, 2003 and 2004.

The firm carries out other assignments for the Company and certain of its subsidiaries in the areas of taxation compliance and financial assurance and advisory services. The firm has no other relationships with or interests in the Company or any of its subsidiaries.

Basis of opinion on the pro forma financial statements and the prospective financial information

To meet our reporting responsibilities we have examined the condensed pro forma unaudited financial statements for the year ending 30 June 2002 and the prospective financial information for the years ending 30 June 2002, 2003 and 2004 to confirm that, so far as the accounting policies and calculations are concerned, the pro forma unaudited financial statements and the prospective financial information have been properly compiled on the footing of the assumptions made or adopted by the Directors as set out on pages 85 to 87 and pages 93 to 99 of this Explanatory Memorandum and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Unqualified opinion on the pro forma financial statements

In our opinion, the condensed pro forma unaudited financial statements for the year ending 30 June 2002 on pages 82 to 88, so far as the accounting policies and calculations are concerned, have been properly compiled on the footing of the assumptions made or adopted by the Directors of the Company as set out on pages 85 to 87 of this Explanatory Memorandum and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Unqualified opinion on the prospective financial information

In our opinion, the forecast financial information for the year ending 30 June 2002 and the projected financial information for the years ending 30 June 2003 and 2004, on pages 89 to 100, so far as the accounting policies and calculations are concerned, have been properly compiled on the footing of the assumptions made or adopted by the Directors of the Company as set out on pages 93 to 99 of this Explanatory Memorandum and are presented on a basis consistent with the accounting policies normally adopted by the Company.

Actual results are likely to be different from the prospective financial information since anticipated events frequently do not occur as expected and the variation could be material. Accordingly, we express no opinion as to whether the prospective financial information will be achieved.

Yours faithfully

PricewaterhouseCoopers

Chartered Accountants Auckland

Buy-back

The information contained below is provided in accordance with the requirements of section 62 of the Companies Act.

- FFS proposes to make an offer to buy back from Rubicon Forests Holdings Limited 75,000,000 FFS ordinary shares and 279,816,354 FFS preference shares at a price of US$64 million (representing NZ$0.37 per share at the agreed exchange rate of NZ$0.4875/US$1.00). The terms of the offer are set out on pages 42 to 44 of the Explanatory Memorandum.
- Michael Andrews and Luke Moriarty are directors of Rubicon Limited, the holding company of Rubicon Forests Holdings Limited. Luke Moriarty is also a director of Rubicon Forests Holdings Limited.
- The text of the resolution required by section 61 of the Companies Act is set out below. Further information and explanation regarding the nature and implications for FFS and shareholders of the proposed acquisition is set out in the Explanatory Memorandum.

"That:

(a) the acquisition of the Rubicon FFS Shares is of benefit to those shareholders to whom the Offer will not be made;

(b) the terms of the Offer and the consideration offered for the Rubicon FFS Shares are fair and reasonable to those shareholders to whom the Offer will not be made;

The reasons for the directors' conclusions are:

(a) the board believes that the acquisition of the CNIFP assets should have significant financial benefits for the Company for the following reasons:

(i) the purchase price for the CNIFP assets is attractive and the financial benefits of the transaction for the Company are significant;

(ii) it enables the Company to consolidate the ownership of the CNIFP forests with the rest of its forest estate;

(iii) it retains the Company's current operating and overhead synergies from the management of the combined forest estates and offers further cost savings through a simplified ownership and management structure. Together these have an estimated net present value of approximately NZ$200 million;

(iv) it creates a unified ownership structure for the CNIFP and the Company's forest estates which eliminates the complexity inherent in the previous arrangements; and

(v) it removes all the uncertainty associated with the lengthy receivership of the CNIFP and enables the Company to focus on enhancing the performance of its world-class asset base;

(b) the financial benefits for the Company are of benefit to all shareholders including those shareholders to whom the offer will not be made;

(c) *the acquisition of the Rubicon FFS shares is an integral part of a series of interdependent transactions under which the Company will acquire the CNIFP assets;*

(d) *if the acquisition of the Rubicon FFS shares does not proceed, the Company will not be able to acquire the CNIFP assets:*

(e) *the acquisition of the Rubicon FFS shares removes a significant share overhang; and*

(f) *the price per share paid to Rubicon Limited is the same as that received from SEAWI in relation to SEAWI's subscription for the new cornerstone shareholding in the Company."*

Financial Assistance

The information contained below is provided in accordance with the requirement of section 79 of the Companies Act.

- Details of the nature and terms of the financial assistance to be given and to whom it will be given are set out on pages 42 to 44 of the Explanatory Memorandum.
- The financial assistance is not to be given to a nominee for another person.
- The text of the resolution required by section 78(1) of the Companies Act is set out below. Further information and explanation regarding the nature and implications for FFS and shareholders of the proposed transactions is set out in the Explanatory Memorandum.

  "That:

  (a) *the giving of the financial assistance is of benefit to those shareholders not receiving the assistance.*

  (b) *the terms and conditions under which the assistance is given are fair and reasonable to those shareholders not receiving the financial assistance.*

  The reasons for the board's conclusions are:

  (a) *the board believes that the acquisition of the CNIFP assets should have significant financial benefits for the Company for the following reasons:*

    (i) *the purchase price for the CNIFP assets is attractive and the financial benefits of the transaction for the Company are significant;*

    (ii) *it enables the Company to consolidate the ownership of the CNIFP forests with the rest of its forest estate;*

    (iii) *it retains the Company's current operating and overhead synergies from the management of the combined forest estates and offers further cost savings through a simplified ownership and management structure. Together these have an estimated net present value of approximately NZ$200 million;*

(iv) it creates a unified ownership structure for the CNIFP and the Company's forest estates which eliminates the complexity inherent in the previous arrangements; and

(v) it removes all the uncertainty associated with the lengthy receivership of the CNIFP and enables the Company to focus on enhancing the performance of its world-class asset base;

(b) the financial benefits for the Company are of benefit to all shareholders including those shareholders not receiving the financial assistance;

(c) the transactions which give rise to the possible financial assistance are integral parts of a series of interdependent transactions under which the Company will acquire the CNIFP assets; and

(d) if the transactions which give rise to the possible financial assistance do not proceed, the Company will not be able to acquire the CNIFP assets."

APPENDIX 5: INFORMATION REQUIRED BY THE TAKEOVERS CODE

Information Required by Rule 15 of the Takeovers Code – Transfer of Shares

The following information is provided in accordance with rule 15 of the Takeovers Code in connection with the Rubicon Share Transfer to SEAWI (the **Transfer**).

(a) The shares are being acquired from Rubicon Forests Holdings Limited by Maxpower Resources Limited (**Maxpower**), a wholly owned subsidiary of SEAWI.

(b) The voting securities being acquired are preference shares in FFS.

(i) The number of voting securities being acquired is 131,076,848 preference shares in FFS.

(ii) That number represents 3.70% of all the voting securities in FFS (after completion of the SEAWI Share Subscription and Rubicon Share Buy-back and Forest Sale) and represents 4.70% of all the voting securities in FFS as at the date of this Notice of Meeting.

(iii) After completion of the Transfer (and the Allotment referred to below), Maxpower will hold or control 35% of all the voting securities of FFS.

(c) The voting securities being acquired are not voting securities of a body corporate other than FFS.

(d) The consideration for the acquisition is NZ$48,498,433.76 in aggregate, being NZ$0.37 for each preference share in FFS. The consideration is payable on completion of the Transfer.

(e) The Chairman's letter on pages 7 and 8 of the Notice of Meeting describes the reasons for the Transfer.

(f) The Transfer, if approved, will be permitted under rule 7(c) of the Takeovers Code as an exemption to rule 6 of the Takeovers Code.

(g) The statement by Maxpower required by rule 15(g) of the Takeovers Code provided to FFS by Maxpower in a letter dated 15 July 2002 is set out below:

"For the purposes of rule 15(g) of the Takeovers Code, the Governance Deed between FFS and SEAWI (and which Maxpower will accede to or be bound by as if it were named SEAWI), to be executed prior to the acquisition of shares in FFS by Maxpower (particulars of which are summarised in the Notice of Meeting), is the only agreement or arrangement (whether legally enforceable or not) that has been, or is intended to be, entered into between MaxPower and any other person relating to the acquisition, holding or control of the voting securities to be acquired, or to the exercise of voting rights in FFS."

(h) The report from an independent adviser that complies with rule 18 of the Takeovers Code is attached to the Notice of Meeting.

(i) The statement by the directors of FFS required by rule 19 of the Takeovers Code is set out below.

Directors' Statement

The Independent Directors unanimously recommend approval of the Transfer. The reasons for that recommendation are that:

(a) the board believes that the acquisition of the CNIFP assets should have significant financial benefits for FFS for the following reasons:

(i) the purchase price for the CNIFP assets is attractive and the financial benefits of the transaction for FFS are significant;

(ii) it enables FFS to consolidate the ownership of the CNIFP forests with the rest of its forest estate;

(iii) it retains FFS's current operating and overhead synergies from the management of the combined forest estates and offers further cost savings through a simplified ownership and management structure. Together these have an estimated net present value of approximately NZ$200 million;

(iv) it creates a unified ownership structure for the CNIFP and FFS's forest estates which eliminates the complexity inherent in the previous arrangements; and

(v) it removes all the uncertainty associated with the lengthy receivership of the CNIFP and enables FFS to focus on enhancing the performance of its world-class asset base;

(b) the financial benefits for FFS are of benefit to all shareholders including those not party to the SEAWI Share Subscription or Rubicon Share Transfer to SEAWI;

(c) the SEAWI Share Subscription and the Rubicon Share Transfer to SEAWI are integral parts of a series of interdependent transactions under which FFS will acquire the CNIFP assets; and

(d) if the SEAWI Share Subscription and the Rubicon Share Transfer to SEAWI do not proceed, FFS will not be able to acquire the CNIFP assets.

Michael Andrews and Luke Moriarty, as directors of Rubicon Limited and, in the case of Luke Moriarty, Rubicon Forests Holdings Limited, have a conflict of interest in respect of the Transfer. For this reason, Michael Andrews and Luke Moriarty abstain from making any recommendation to FFS shareholders in respect of the Transfer.

Information Required by Rule 16 of the Takeovers Code – Allotment of Shares

The following information is provided in accordance with Rule 16 of the Takeovers Code in connection with the SEAWI Share Subscription (the **Allotment**).

(a) Maxpower Resources Limited (**Maxpower**), a wholly owned subsidiary of SEAWI, will be the allottee.

(b) The voting securities to be allotted are new ordinary shares and new preference shares, which are being allotted for cash.

(i) The number of voting securities being allotted is 369,600,369 ordinary and 739,200,739 preference shares in FFS.

(ii) That number of shares represents 31.30% of the aggregate of all existing voting securities and all voting securities being allotted (after completion of Rubicon Share Buy-back and Forest Sale) and represents 39.76% of all voting securities in FFS as at the date of this Notice of Meeting.

(iii) After completion of the Allotment (and the Transfer referred to above) Maxpower will hold or control 35% of all voting securities of FFS.

(c) The voting securities being allotted are not voting securities of a body corporate other than FFS.

(d) The issue price for the shares is US$200 million in aggregate, being NZ$0.37 cents for each share (at the agreed exchange rate US$0.4875:NZ$1.00), and the issue price is payable in full on the date of allotment.

(e) The Chairman's letter on pages 7 and 8 of the Notice of Meeting describes the reasons for the Allotment.

(f) The Allotment, if approved, will be permitted under rule 7(d) of the Takeovers Code as an exception to rule 6 of the Takeovers Code.

(g) The statement by Maxpower required by rule 16(g) of the Takeovers Code provided to FFS by Maxpower in a letter dated 15 July 2002 is set out below:

"For the purposes of rule 16(g) of the Takeovers Code, the Governance Deed between FFS and SEAWI (and which Maxpower will accede to or be bound by as if it were named SEAWI), to be executed prior to the allotment of shares in FFS to Maxpower (particulars of which are summarised in the Notice of Meeting), is the only agreement or arrangement (whether legally enforceable or not) that has been, or is intended to be, entered into between MaxPower and any other person relating to the allotment, holding or control of the voting securities to be allotted, or to the exercise of voting rights in FFS."

(h) The report from an independent adviser that complies with rule 18 of the Takeovers Code is attached to the Notice of Meeting.

(i) The statement by directors of FFS required by rule 19 of the Takeovers Code is set out below.

Directors' Statement

The Independent Directors unanimously recommend approval of the Allotment. The reasons for that recommendation are that:

(a) the board believes that the acquisition of the CNIFP assets should have significant financial benefits for FFS for the following reasons:

(i) the purchase price for the CNIFP assets is attractive and the financial benefits of the transaction for FFS are significant;

(ii) it enables FFS to consolidate the ownership of the CNIFP forests with the rest of its forest estate;

(iii) it retains FFS's current operating and overhead synergies from the management of the combined forest estates and offers further cost savings through a simplified ownership and management structure. Together these have an estimated net present value of approximately NZ$200 million;

(iv) it creates a unified ownership structure for the CNIFP and FFS's forest estates which eliminates the complexity inherent in the previous arrangements; and

(v) it removes all the uncertainty associated with the lengthy receivership of the CNIFP and enables FFS to focus on enhancing the performance of its world-class asset base;

(b) the financial benefits for FFS are of benefit to all shareholders including those not party to the SEAWI Share Subscription or Rubicon Share Transfer to SEAWI;

(c) the SEAWI Share Subscription and the Rubicon Share Transfer to SEAWI are integral parts of a series of interdependent transactions under which FFS will acquire the CNIFP assets;

(d) if the SEAWI Share Subscription and the Rubicon Share Transfer to SEAWI do not proceed, FFS will not be able to acquire the CNIFP assets; and

(e) the consideration for, and the terms of issue of, the SEAWI Shares, are fair and reasonable to FFS and to all existing shareholders of FFS.

Michael Andrews and Luke Moriarty, as directors of Rubicon Limited, have a conflict of interest in respect of the Allotment. For this reason, Michael Andrews and Luke Moriarty abstain from making any recommendation to FFS shareholders in respect of the Allotment.

It is proposed that the constitution of FFS be amended by adding the words ", other than Directors appointed under clause 5.3A," before the words "shall be" in line two of clause 5.3, so that it reads as follows:

"5.3 Appointment and Removal by Ordinary Resolution

A Director may be appointed to office as a Director by Ordinary Resolution. All Directors, other than Directors appointed under clause 5.3A, shall be subject to removal from office as a Director by Ordinary Resolution."

It is proposed that the constitution of FFS be amended by adding a new clause 5.3A as follows:

"5.3A Right of Security Holder to Appoint

(a) General Appointment Rights

Notwithstanding any other provision contained or implied in this Constitution, the SEAWI/CITIC Group shall, for so long as it holds not less than one third of the total Votes attaching to Securities, have the right, at any time, to appoint Directors (and shall subject to this Constitution, have the right at any time to remove such Directors). Any such appointment or removal shall be subject to the further conditions set out in clause 5.3A(b).

(b) Terms of Proportionate Appointments

Any Director appointment or removal made under clause 5.3A(a) shall be, and remain, valid so long as:

(i) the proportion which the number of such Directors so appointed bears to the total number of Directors expected to hold office immediately after such appointment does not exceed the proportion that the total Votes attaching to the Securities held by the SEAWI/CITIC Group bears to the total Votes attaching to Securities on issue at such time; and

(ii) the SEAWI/CITIC Group, if it intends to exercise its appointment or removal rights under this clause, shall first have given the Company written notice of that fact signed for the relevant member or members of the SEAWI/CITIC Group.

Where the SEAWI/CITIC Group has either exercised its rights to appoint a Director or Directors under clause 5.3A(a) and such Director or Directors remain in office consequent on such appointment, or has given a notice indicating that it intends to exercise such rights, then each member of the SEAWI/CITIC Group and any Associated Person of those members has no right to vote upon the election of other Directors at a meeting called to consider the election of Directors.

(c) Maintenance of Appointment

*Where the SEAWI/CITIC Group, having appointed a Director or Directors under clause 5.3A(a), ceases to hold the requisite proportion of Votes attaching to Securities required under clause 5.3A(a) and 5.3A(b)(i) entitling the appointment or appointments made (the "**Requisite Number**") then, unless the SEAWI/CITIC Group acquires additional Securities so that it holds not less than the Requisite Number before the earlier of the next annual meeting of the Company, or two months after the SEAWI/CITIC Group ceased to hold the Requisite Number, any Director or Directors so appointed shall on such date retire, as if disqualified from office under clause 5.10. If more than one such appointment has been made by the SEAWI/CITIC Group and more than one of such Directors is entitled to remain in office, then the Director or Directors to retire under the provisions of this clause shall be nominated by the SEAWI/CITIC Group, and failing such action by the SEAWI/CITIC Group, the Directors, other than any of those who may be liable to retire as a result of the operation of this clause, shall nominate the Director or Directors liable to retire under this clause and that Director or those Directors shall vacate office.*

(d) Re-election

Any Director appointed under clause 5.3A(a) remains subject to the rotation requirements in clause 5.6. If any such Director retires at a meeting of Shareholders in accordance with clause 5.6 and is re-elected at that meeting, that Director will be deemed to continue to be appointed by the SEAWI/CITIC Group under clause 5.3A(a). If any such Director retires at a meeting of Shareholders in accordance with clause 5.6 and is not re-elected at that meeting, the SEAWI/CITIC Group may subsequently appoint a successor to that Director in accordance with clause 5.3A(a). The Company in general meeting may not appoint a successor to any such Director.

It is proposed that the constitution of FFS be amended by deleting the existing clause 5.14 which reads as follows:

"5.14 No Alternates

No Director may appoint another person to act as alternate director for him or her."

and replacing it with a new clause 5.14 as follows:

"5.14 Alternate Directors

(a) Appointment

*Each Director may from time to time appoint any person, who is not already a Director and who is approved by a majority of the other Directors, to be the Director's alternate director (an **Alternate Director**). No Director may appoint a deputy or agent otherwise than by way of appointment of an Alternate Director.*

(b) Form of appointment and revocation

Any appointment or revocation of appointment of an Alternate Director by a Director under paragraph (a) must be by notice in writing to the Company signed by the relevant Director.

(c) Rights of Alternate Director

Each Alternate Director will be entitled to:

(i) receive notices of all meetings of the Board which, if they were a Director, they would be entitled to receive, if the Director who appointed the Alternate Director is known to be either outside of New Zealand or otherwise unavailable to attend meetings;

(ii) attend, vote and be counted in the quorum at any such meeting at which the Director who appointed the Alternate Director is not personally present; and

(iii) in the absence of the Director who appointed the Alternate Director, perform all the functions, exercise all the powers and have the same privileges of that Director (other than the power to appoint an Alternate Director).

(d) Remuneration and expenses

Each Alternate Director's:

(i) remuneration (if any) must be paid by the Director who appointed the Alternate Director; and

(ii) reasonable travelling, accommodation and other expenses incurred by the Alternate Director in connection with the Alternate Director's attendance at meetings of the Directors or otherwise in connection with the Company's business will be paid by the Company.

(e) Cessation of appointment

An Alternate Director will cease to be an Alternate Director:

(i) if the Director who appointed the Alternate Director ceases to be a Director or revokes the appointment; or

(ii) on the occurrence of any event relating to the Alternate Director which, if the Alternate Director were a Director, would disqualify the Alternate Director from being a Director; or

(iii) if a majority of the Directors other than the Director who appointed the Alternate Director resolve to revoke the Alternate Director's appointment."

It is proposed that the constitution of FFS be amended by deleting the existing clause 5.17 which reads as follows:

"5.17 Quorum

Unless otherwise determined by the Board, one third of the Directors or the number nearest one third of the Directors will be the quorum necessary for the transaction of business of the Board. In no circumstances will the quorum be less than two."

and replacing it with a new clause 5.17 as follows:

"5.17 *Quorum*

Unless otherwise determined by the Board, one half of the Directors or the number nearest one half of the Directors will be the quorum necessary for the transaction of business of the Board. In no circumstances will the quorum be less than four."

It is proposed that the constitution of FFS be amended by deleting clause 5.18 which reads as follows:

"5.18 *Chairman's Casting Vote*

The Chairman at any meeting of the Board will not have a casting vote."

and replacing it with a new clause 5.18 as follows:

"5.18 *Chairman's Casting Vote*

In the case of an equality of votes, the Chairman at any meeting of the Board will have a casting vote."

It is proposed that the constitution of FFS be amended by inserting a new definition in section 1 of the Annexure to the constitution.

""SEAWI/CITIC Group" *means South East Asia Wood Industries Holdings Limited and China International Trust and Investment Corporation and their wholly-owned subsidiaries from time to time".*

This page has been left blank intentionally

This page has been left blank intentionally

FLETCHER CHALLENGE
FORESTS

Independent Report

to Shareholders

Prepared by

GRANT SAMUEL & ASSOCIATES LIMITED

Auckland ■ Sydney ■ Melbourne

July 2002

GRANT

SAMUEL

LEVEL 31
ROYAL & SUNALLIANCE CENTRE
48 SHORTLAND STREET
AUCKLAND
PO BOX 4306
TELEPHONE: 0-9-912 7777
FAX: 0-9-912 7788

17 July 2002

The Directors
Fletcher Challenge Forests Limited
PO Box 92036
AUCKLAND

Dear Directors

Proposed Acquisition of the Central North Island Forestry Assets

1 Introduction

On 17 June 2002 Fletcher Challenge Forests Limited ("FC Forests") announced that it had reached agreement with the Receivers of the partners of the Central North Island Forest Partnership (the "CNIFP") to purchase all of the operating assets of the CNIFP including 162,000 planted hectares of forest and associated processing facilities, for a consideration of approximately US$650 million (the "Proposed Transaction").

The funding of the acquisition requires new equity and debt to be raised by FC Forests. The funding arrangements of the Proposed Transaction are:

- the acquisition of the CNIFP assets for approximately US$650 million (approximately NZ$1.33 billion);
- the issue of US$200 million of new shares in FC Forests at a price of 37 cents per share to South East Asia Wood Industries Holdings Limited ("SEAWI"), a public listed company in Hong Kong;
- the raising of new debt facilities of approximately US$665 million to finance the balance of the acquisition price (US$450 million), to replace existing debt facilities of approximately US$115 million and to provide a short term GST standby facility (US$65 million); and
- the sale of FC Forests' Tahorakuri Forest to Rubicon Limited ("Rubicon") for US$64 million in exchange for the surrender of 354.8 million FC Forests' ordinary and preference shares owned by Rubicon, implying a surrender price of approximately 37 cents per share.

The Proposed Transaction is subject to, amongst other things, the Companies Act 1993, the provisions of the New Zealand Stock Exchange ("NZSE") Listing Rules, the provisions of the Takeovers Code, the provisions of the Australian Stock Exchange ("ASX") Listing Rules and the approval of FC Forests shareholders. The elements of the Proposed Transaction and their context in terms of the NZSE Listing Rules, the ASX Listing Rules and the Takeovers Code are summarised in the table below:

FC Forests – Elements of the Proposed Transaction	
Regulatory Regime	**Affected Elements of the Proposed Transaction**
NZSE Listing Rules ASX Listing Rules	▪ Acquisition of the CNIFP assets for US$650 million; ▪ The new debt funding arrangements, being term loans of US$600 million and a short term GST standby facility of US$65 million; ▪ Issue of new FC Forests shares to SEAWI; and ▪ Sale of Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back.
Takeovers Code	▪ Issue of new FC Forests shares to SEAWI; and ▪ The acquisition of Rubicon's holding of FC Forests shares by SEAWI.

The Directors of FC Forests have engaged Grant Samuel & Associates ("Grant Samuel") to prepare an Independent Report for shareholders to comply with the requirements of the NZSE Listing Rules, the ASX Listing Rules and the Takeovers Code. Grant Samuel has been approved by the Market Surveillance Panel of the NZSE and the Takeovers Panel to prepare this report. Grant Samuel is independent of FC Forests and has no involvement with, or interest in the outcome of the Proposed Transaction.

2 Evaluation of the Fairness of the Proposed Transaction - NZSE and ASX Listing Rules

The estimated acquisition price of US$650 million (approximately NZ$1.33 billion) for the CNIFP assets is broadly equivalent to the outstanding debt of the CNIFP (in receivership) plus the costs of receivership. FC Forests is willing to pay the price required by the Receivers and ultimately the banks because the CNIFP assets are of unique strategic importance to FC Forests. The principal advantage of the Proposed Transaction is that it will allow FC Forests to maintain and develop its key international markets and retain operational and marketing synergies. The continuing access to an ever increasing volume of pruned and unpruned logs is critical if FC Forests is to maintain and develop its key Australasian, North American and Asian markets. The CNIFP assets are adjacent to FC Forests key forestry assets, and afford operational and manufacturing efficiencies to FC Forests that it would be unable to extract from any other forest in New Zealand.

Grant Samuel has assessed the value of the CNIFP assets in the range NZ$1.26 - $1.44 billion. The funding of the acquisition price of the CNIFP assets requires new equity and debt. It is not feasible for FC Forests to fund the acquisition entirely through debt, a heavily discounted rights issue, or the sale of selected other assets. FC Forests had to have certainty of its funding arrangements to conclude a transaction with the Receivers, and therefore the issue of new shares was the only practical solution. SEAWI could be expected to pay the full underlying value for the new shares as it will, if the Proposed Transaction is approved, obtain a substantial shareholding in FC Forests and gain Board representation. The issue of new shares to SEAWI at a price of 37 cents per share represents a substantial premium to the current share price of FC Forests, and a small discount to the net asset backing of approximately 41 cents per share as at 30 June 2002.

Rubicon was only willing to support the Proposed Transaction which involves the introduction of a new cornerstone shareholder if it provided a means for it to exit its shareholding in FC Forests. Rubicon's 17.6% shareholding in FC Forests gave it significant influence in determining the outcome of the Proposed Transaction. While it would have been possible for SEAWI to directly acquire all of Rubicon's shareholding in FC Forests, this alternative would not have raised sufficient cash for FC Forests to fund the equity component of the bid for the CNIFP assets. FC Forests and its lenders were unwilling to take on the price risk of selling the Tahorakuri Forest subsequent to the transaction. Accordingly a key component of the Proposed Transaction is the sale of the Tahorakuri Forest to Rubicon for US$64 million, structured as a buy-back of Rubicon's FC Forests shares at a price of 37 cents per share. In this context the buy-back price is calculated as a function of the theoretical value of the Tahorakuri Forest, and therefore may in reality represent a higher or lower value per FC Forests share. It is arguable that Rubicon is receiving favourable treatment, however the sale of all of Rubicon's shares to SEAWI and the subsequent sale by FC Forests of the Tahorakuri Forest would have produced the same result.

In Grant Samuel's opinion, the acquisition of the CNIFP assets and the equity and debt funding elements associated with it are fair and reasonable to shareholders of FC Forests not associated with Rubicon or SEAWI.

3 Evaluation of the Merits of SEAWI obtaining a 35% shareholding in FC Forests

The acquisition of the CNIFP assets, the issue of shares to SEAWI, the sale of the Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back are together a package of transactions that have at their core the acquisition of the CNIFP assets. The funding of the acquisition of the CNIFP assets requires new equity. It is not feasible for FC Forests to fund the acquisition wholly through debt, a heavily discounted rights issue, or the sale of selected assets. FC Forests had to have certainty of its funding arrangements to conclude a transaction with the Receivers, and therefore the issue of new shares was the only practical solution. To this end FC Forests sought a new shareholder that recognised the value of the strategic shareholding stake while at the same time preserving the independent governance of the company. The US$200 million of new equity is being provided in a structure consistent with these objectives, and allows FC Forests to effect the consolidation of the CNIFP assets and its existing forestry assets. As a result of the placement, the Rubicon Share Buy-back and the acquisition of FC Forests shares directly from Rubicon, SEAWI will become the largest shareholder in FC Forests but it will not control the company. SEAWI could be expected to pay the full underlying value for the new shares as it will, if the Proposed Transaction is approved, obtain a substantial shareholding in FC Forests. The issue of new shares to SEAWI at a price of 37 cents per share represents a substantial premium to the current share price of FC Forests, and a small discount to net asset backing of 41 cents per share as at 30 June 2002.

Rubicon's 17.6% shareholding in FC Forests gave it significant influence in determining the outcome of the Proposed Transaction. While it would have been possible for SEAWI to directly acquire all of Rubicon's shareholding in FC Forests, this alternative would not have raised sufficient cash within FC Forests to allow it to fund the equity component of the bid for the CNIFP assets. FC Forests and its lenders were unwilling to assume the increased debt and to take the price risk on selling the Tahorakuri Forest subsequent to the Proposed Transaction being completed. Accordingly a key component of the Proposed Transaction is the sale of the Tahorakuri Forest to Rubicon for US$64 million, structured as a buy-back of Rubicon's FC Forests shares at a price of 37 cents per share. In this context the buy-back price is calculated as a function of the theoretical value of the Tahorakuri Forest, and therefore may in reality represent a higher or lower value per FC Forests share. While it is arguable that Rubicon is receiving favourable treatment, FC Forests had no alternative. FC Forests was not able to ensure continued access to the timber from the CNIFP assets without incurring the risks and exposure of ownership.

The CNIFP of assets are strategically important to FC Forests. The continuing access to an ever increasing volume of product is critical if FC Forests is to maintain and develop its key Australasian, North American and Asian markets. The CNIFP assets are adjacent to FC Forests' key forestry assets, and afford operational and manufacturing efficiencies to FC Forests that it would be unable to extract from any other forest in New Zealand. To acquire the CNIFP assets requires substantial additional equity and debt to be raised by FC Forests. The acquisition of the CNIFP assets will increase the gearing of FC Forests, although the new debt facilities are being obtained on better terms than FC Forests' previous debt facilities. Commodity businesses are almost always subject to cyclical changes in price and demand for their products, which typically manifests itself through corresponding swings in earnings and cash flow. Accordingly such businesses should not be highly geared. FC Forests is no exception and the Board and management of FC Forests have recognised this fact.

SEAWI's 35% shareholding may dissuade another party from bidding for FC Forests, although it could also be argued that the removal of Rubicon from FC Forests share register will remove a perceived overhang. Through SEAWI, CITIC has made a commitment to investing in the New Zealand forestry sector.

4 Other Matters

4.1 Acceptance or Rejection of the Proposed Transaction

Grant Samuel's opinion should not be construed as a recommendation as to whether or not to vote in favour of the resolutions. Acceptance or rejection of the Proposed Transaction is a matter for individual shareholders based on their own views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposed Transaction should consult their own professional adviser.

4.2 Qualifications

Grant Samuel and its related companies provide financial advisory services to corporate and other clients in relation to mergers and acquisitions, capital raisings, corporate restructuring, property and financial matters generally in Australia and New Zealand. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since its inception in 1988, Grant Samuel and its related companies have prepared more than 200 public expert or appraisal reports. The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, CA, Simon Cotter, BCom, DipAppFin, Peter Fredricson, BCom CA, and Peter Jackson, BCom CA. Each has a significant number of years experience in relevant corporate advisory matters.

4.3 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion on the merits and the fairness of the Proposed Transaction. Grant Samuel expressly disclaims any liability to any FC Forests shareholder that relies or purports to rely on this report for any other purpose and to any other party who relies or purports to rely on this report for any purpose. This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

4.4 Independence

Grant Samuel does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with FC Forests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Transaction. Grant Samuel has prepared independent expert's reports for:

- FC Paper shareholders in relation to the proposed sale of FC Paper to Norske Skog, and for FC Energy, FC Building and FC Forests shareholders in relation to the separation of FC Paper (May 2001);
- FC Energy shareholders in relation to the proposed sale of FC Energy to Shell and Apache, and for FC Building and FC Forests shareholders in relation to the separation of FC Energy (March 2001);
- FC Building shareholders in relation to the proposed separation of FC Building, and for FC Energy and FC Forests shareholders in relation to the separation of FC Building (March 2001); and

- FC Forests shareholders in relation to the dismantling of the targeted share structure that if approved would leave FC Forests as the sole business of Fletcher Challenge (March 2001).

Grant Samuel had no part in the formulation of the Proposed Transaction. Its only role has been the preparation of this report and its summary. Grant Samuel will receive a fixed fee for the preparation of this report. Grant Samuel will receive no other benefit for the preparation of this report. Accordingly, Grant Samuel considers itself to be independent for the purposes of the Takeovers Code, the NZSE Listing Rules and the ASX Listing Rules.

4.5 Information

Grant Samuel has obtained all information, which it believes is desirable for the purposes of preparing this report, including all relevant information which is or should have been known to any Director of FC Forests and made available to the Directors.

Grant Samuel's opinion is made at the date of this letter and reflects circumstances and conditions as at that date.

This letter is for the benefit of the holders of FC Forests shares not associated with the Proposed Transaction. The full report from which this summary has been prepared is attached and should be read in conjunction with, and as an integral part of this summary.

Yours faithfully
GRANT SAMUEL & ASSOCIATES LTD

Grant Samuel + Associates

Table of Contents

1 Details of the Proposed Transaction

Fletcher Challenge Forests Limited ("FC Forests") was established as the remaining division of Fletcher Challenge Limited ("Fletcher Challenge") following the completion of the dismantling of the Fletcher Challenge targeted share structure in March 2001. The dismantling of the share structure involved the sale of Fletcher Challenge Paper ("FC Paper") and Fletcher Challenge Energy ("FC Energy"), and the separation of Fletcher Challenge Building ("FC Building"). Following the separation Fletcher Challenge changed its name to FC Forests.

On 17 June 2002 FC Forests announced that it had reached agreement with the Receivers of the partners of the Central North Island Forest Partnership ("CNIFP") to purchase all of the operating assets of the CNIFP, including 162,000 planted hectares of forest and associated processing facilities, for a consideration of approximately US$650 million (the "Proposed Transaction").

The CNIFP was created following the acquisition by Fletcher Challenge of all of the shares in Forestry Corporation of New Zealand Limited ("FCNZ") in September 1996. On acquisition the assets of FCNZ were simultaneously transferred to the CNIFP, whose partners comprised FCNZ, Brierley Investments Limited ("BIL") and CITIC New Zealand Limited BVI ("CITIC NZ"). CITIC NZ is a wholly owned subsidiary of the China International Trust and Investment Corporation ("CITIC"). Initially, FCNZ and CITIC NZ each held a 37.5% interest in the CNIFP with BIL holding the remaining 25%. In December 1998 BIL sold its shareholding in the CNIFP to FCNZ and CITIC NZ, giving them equal 50% shareholdings.

The CNIFP assets have been managed by FC Forests since 1996. The CNIFP management contract requires FC Forests to perform a number of functions including estate management, log making and production of processed wood products, marketing and distribution of the finished product to both domestic and international markets and the preparation of budgets and monthly management reports. The management, wood processing and international marketing of the CNIFP assets has historically been closely integrated with that of FC Forests' own forest estate.

On 26 February 2001, the debt providers to the CNIFP placed FCNZ and CITIC NZ in receivership after they failed to meet certain financial covenants under the CNIFP debt facilities. The Receivers subsequently appointed Morgan Stanley Dean Witter Australia Limited to manage the sale process of the CNIFP assets. Since the commencement of the receivership in February 2001, the CNIFP assets have continued to be managed by FC Forests.

The key features of the funding arrangement for the Proposed Transaction are as follows:

- 369,600,369 new Ordinary Shares and 739,200,739 new Preference Shares in FC Forests will be issued to South East Asia Wood Industries Holdings Limited ("SEAWI"), a public listed company in Hong Kong. The new shares will be issued at 37 cents per share, raising approximately US$200 million of the purchase price. SEAWI has its head office in Hong Kong and is primarily involved in the manufacture and sale of plywood. As at 31 December 2001 SEAWI had total assets of HK$1.28 billion. In the year to 31 December 2001 SEAWI reported a turnover of HK$52.8 million and a loss after tax of HK$10.2 million. CITIC owns 41% of the shares in SEAWI. The placement of new Ordinary and Preference shares in FC Forests to SEAWI will, on issue, rank equally with the existing issued Ordinary and Preference shares; and
- the balance of the purchase price of approximately US$450 million will be funded by debt. FC Forests has secured commitments for sufficient new debt to fund the balance of the purchase price and to repay FC Forests' existing debt facilities.

In conjunction with the Proposed Transaction FC Forests has agreed to sell forestry assets with an assessed value of US$64 million to Rubicon Limited ("Rubicon"). The forestry assets to be sold by FC Forests to Rubicon will be substantially all of the Tahorakuri Forest Estate ("Tahorakuri Forest"),

located adjacent to the CNIFP assets. Rubicon was created at the time of the Fletcher Challenge separation transactions. Rubicon's investments include approximately 492 million FC Forests ordinary and preference shares, a selection of biotechnology assets and certain South American forest operations. Rubicon will finance the acquisition of Tahorakuri Forest through the surrender to FC Forests of 354.8 million ordinary and preference shares that it holds in FC Forests. The shares will be surrendered at 37 cents per share. The sale of the Tahorakuri Forest to Rubicon is not a cash transaction for FC Forests, as the transaction is effectively being structured as a buy-back in exchange for the Tahorakuri Forest, with the shares being cancelled following surrender (the "Rubicon Share Buy-back"). As a result of these and separate agreements between SEAWI and Rubicon where SEAWI will acquire almost all of Rubicon's residual shareholding in FC Forests, the Proposed Transaction will result in SEAWI owning 35% of the issued shares in FC Forests. The Proposed Transaction is summarised in the table below:


SEAWI
131m Preference Shares
NZ$ 48.5m
Rubicon
New Equity (1)
(1,109 m shares)
US$ 200m
Tahorakuri Forest
(US$ 64m)
Share cancelled (1)
(355m shares)
FC Forests
US$ 650m (2)
CNIFP Assets
Receivers

Subject to completion of the Proposed Transaction, SEAWI will have the right to appoint two Directors to the Board of FC Forests, which will initially comprise seven members. FC Forests will continue to be responsible for the management and marketing of all of its forest products in all countries including China, Japan and Korea. Specifically, FC Forests has stated that there are no new agreements or arrangements involving SEAWI or CITIC in any area of the business including log supply. As part of the Proposed Transaction SEAWI and CITIC have undertaken not to increase their proportionate shareholding in FC Forests for a period of two years, other than in exceptional circumstances.

The Proposed Transaction is subject to the following conditions being fulfilled or waived, including:

- the approval of the Proposed Transaction by the Bank of New Zealand as security trustee for the existing CNIFP bank syndicate;
- satisfaction of the key external conditions to the SEAWI Share Subscription Agreement, the Rubicon Share Buy-back and Tahorakuri Forest sale agreement, which include Overseas Investment Commission consent and SEAWI and Rubicon shareholder approvals;

---

(1) Assumes NZ$ 1.00 = US$ 0.49 and a share price of NZD 37 cents in each case.

(2) Plus costs of approximately US$10 million.

- the FC Forests Board being satisfied that no Commerce Commission clearance is required for the CNIFP acquisition or, if not satisfied, that clearance being obtained;
- the FC Forests Board being satisfied that the estimated net cost to FC Forests of funding any minority buy out obligations arising in respect of the Proposed Transaction will not exceed US$7.5 million;
- the FC Forests Board confirming that FC Forests satisfies the solvency test on 17 June 2002 and on the date on which all of the remaining conditions to the CNIFP acquisition agreement are satisfied; and
- FC Forests shareholder approval.

In addition to obtaining FC Forests shareholder approval, both Rubicon and SEAWI are seeking the approval of their respective shareholders.

2 Scope of the Report

2.1 Purpose of the Report

The Proposed Transaction is subject to, amongst other things, the Companies Act 1993, the provisions of the New Zealand Stock Exchange ("NZSE") Listing Rules, the provisions of the Takeovers Code, the provisions of the Australian Stock Exchange ("ASX") Listing Rules and the approval of FC Forests shareholders.

A Special Meeting of all shareholders of FC Forests is scheduled to be held on 13 August 2002 to vote on the Proposed Transaction. For the Proposed Transaction to proceed FC Forests will require the approval of shareholders to the following resolutions:

- the proposed acquisition of the CNIFP assets and the new debt funding arrangements required to fund it constitute a "major transaction" for FC Forests, requiring approval by way of a special resolution with all shareholders entitled to vote; and
- in addition elements of the Proposed Transaction must be approved under the NZSE Listing Rules, the ASX Listing Rules and the Takeovers Code by an ordinary resolution of all non interested shareholders.

The resolutions to approve the Proposed Transaction are interdependent and will all need to be approved if the Proposed Transaction is to proceed. Under FC Forests' constitution, the holders of FC Forests ordinary shares and the holders of FC Forests preference shares vote together on each resolution. If the Proposed Transaction is approved by FC Forests' shareholders and the remaining conditions satisfied the scheduled date for the completion of the transaction is 27 September 2002.

The elements of the Proposed Transaction and their context in terms of the NZSE Listing Rules, the ASX Listing Rules and the Takeovers Code are summarised in the table below:

FC Forests – Elements of the Proposed Transaction	
Regulatory Regime	**Affected Elements of the Proposed Transaction**
NZSE Listing Rules ASX Listing Rules	▪ Acquisition of the CNIFP assets for US$650 million; ▪ The new debt funding arrangements, being term loans of US$600 million and a short term GST standby facility of US$65 million; ▪ Issue of new FC Forests shares to SEAWI; and ▪ Sale of Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back.
Takeovers Code	▪ Issue of new FC Forests shares to SEAWI; and ▪ The acquisition of Rubicon's holding of FC Forests shares by SEAWI.

NZSE Listing Rules - Reporting Requirements

Each component of the Proposed Transaction, other than the sale of Rubicon's shares in FC Forests to SEAWI, constitutes a "Material Transaction" with a "Related Party" as defined in NZSE Listing Rule 9.2 as:

- Rubicon is a party to the Rubicon Share Buy-back and is the acquiror of the Tahorakuri Forest;
- Rubicon is a "Related Party" of FC Forests as it is a substantial security holder of FC Forests and as two directors of Rubicon are also Directors of FC Forests; and
- each component of the Proposed Transaction, other than the sale of Rubicon's FC Forests shares to SEAWI, taken separately, is a Material Transaction for FC Forests and each component of the Proposed Transaction forms part of a related series of transactions.

While the acquisition of the CNIFP assets from the Receivers or the issue of new FC Forests shares to SEAWI are not in isolation transactions with Related Parties, they form part of a related series of transactions of which a Material Transaction with a Related Party forms part. The sale of the Tahorakuri Forest to Rubicon is also defined as a Material Transaction with a Related Party. The price for both the acquisition of the CNIFP assets and the sale of the Tahorakuri Forest are defined as Material Transactions under Listing Rule 9.2.2 (a) as they each exceed 5% of the lesser of Shareholders Funds or the Average Market Capitalisation of FC Forests.

The Rubicon Share Buy-back is a buy-back of securities that affects the control of the Issuer. Listing Rule 7.5 stipulates that as the Rubicon Share Buy-back will result in SEAWI increasing its effective control of FC Forests, the precise terms and conditions of the Rubicon Share Buy-back must be approved by an ordinary resolution of FC Forests before the it can occur.

The NZSE Listing Rules stipulate that the notice of meeting consider the ordinary resolutions dealing with Material Transactions with Related Parties and buy-backs of Securities that affect control must be accompanied by an Appraisal Report. The Appraisal Report must consider whether the Proposed Transaction terms are fair to shareholders not associated with the Related Parties. The Directors of FC Forests have requested Grant Samuel & Associates Limited ("Grant Samuel") to prepare an Appraisal Report stating whether, in its opinion the terms of the Proposed Transaction are fair pursuant to Listing Rule 9.2. and 6.2.2 (a) and (c). Grant Samuel has been approved by the Market Surveillance Panel to prepare the Appraisal Report.

ASX Listing Rules - Reporting Requirements

ASX Listing Rule 10.1 provides that FC Forests must ensure that neither it nor any of its subsidiaries acquires a substantial asset from, or disposes of a substantial asset to, certain substantial shareholders, related parties or associates of any of these without the prior approval of holders of the entity's ordinary securities. The Rubicon Share Buy-back, the sale of Tahorakuri Forest and the acquisition of the CNIFP assets are each transactions to which this rule applies. The Rubicon Share Buy-back and the sale of Tahorakuri Forest, as a transaction between FC Forests and Rubicon, will require shareholder approval under ASX Listing Rule 10.1 as it involves a transaction which has a value of more than 5% of the equity interests of FC Forests. The acquisition of the CNIFP assets will also require approval as it is a transaction between FC Forests and CITIC NZ (in receivership), which is an associate of a subsidiary of FC Forests (being FCNZ, also in receivership), and is a transaction which has a value of more than 5% of the equity interests in FC Forests.

The ASX Listing Rules stipulate that the ordinary resolutions to consider these elements of the Proposed Transaction must be accompanied by an Independent Expert's Report. The

Independent Expert's Report must consider whether the terms of those elements of the Proposed Transaction are fair and reasonable to FC Forests' shareholders not associated with the Proposed Transaction.

Takeovers Code Reporting Requirements

The Takeovers Code came into effect on 1 July 2001, replacing the NZSE Listing Rule requirements governing the conduct of listed company takeover activity in New Zealand. The Takeovers Code seeks to ensure that all shareholders are treated equally and on the basis of proper disclosure, are able to make an informed decision in relation to offers and resolutions put to them in conjunction with a takeover offer or other action regulated by the Takeovers Code. FC Forests is a code company and is therefore subject to the rules and regulations incorporated within the Takeovers Code.

The combination of the issue of 1,109 million shares to SEAWI, the Rubicon Share Buy-back and the acquisition by SEAWI of Rubicon's shares in FC Forests will collectively result in SEAWI holding or controlling a shareholding of approximately 35% of the issued shares in FC Forests. A fundamental rule of the Takeovers Code is that a person cannot hold or control more than 20% of the voting rights in a code company except as the outcome of a full offer, partial offer, or by an allotment or transfer of voting securities where that allotment or transfer has been approved by an Ordinary Resolution of shareholders. The notice of meeting containing the proposed resolution in respect of such an allotment or transfer of voting securities is required by the Takeovers Code to be accompanied by an Independent Adviser's Report.

The Directors of FC Forests have requested Grant Samuel to prepare an Independent Adviser's Report evaluating, in its opinion, the merits of the Proposed Transaction having regard to the interests of those persons who may vote to approve the allotment or transfer of shares pursuant to Rule 18 of the Takeovers Code. Grant Samuel has been approved by the Takeovers Panel to prepare the Independent Adviser's Report.

2.2 Basis of Assessment

For the purposes of the notice of meeting to consider the Proposed Transaction, Grant Samuel has incorporated the specific reporting requirements of the Takeovers Code and the NZSE Listing Rules as separate sections of one report. The reporting requirements of the ASX Listing Rules are effectively mirrored by the NZSE Listing Rules and therefore to avoid duplication will not be contained in a separate section of this report. The report satisfying the requirements of Listing Rule 18 of the Takeovers Code, NZSE Listing Rules 9.2 and 6.2 and ASX Listing Rule 10.1 is to be sent to shareholders together with the notice of meeting.

The term "fair" as used in Listing Rule 1.2.2 has no legal definition in New Zealand either in the NZSE Listing Rules themselves or in any statute dealing with securities or commercial law, although over time a commonly accepted meaning has evolved.

In Australia, where the phrase "fair and reasonable" appears in legislation and in the Listing Rules of the ASX, the Australian Securities Commission issued a Policy Statement on 8 December 1993 ("Policy Statement 75") setting out the basis on which independent experts are to evaluate whether a takeover is fair and reasonable for the purpose of Sections 411, 648 and 703 of the Australian Corporations Law. The Policy Statement is directed primarily at the responsibilities of companies under takeover offer and requires independent experts to consider separately whether a takeover offer is "fair" and whether it is "reasonable". Fairness is said to involve a comparison of the offer price with the value of the underlying businesses and assets. In determining fairness, any existing entitlement to shares by the offeror is to be ignored. An offer is considered to be fair if the price fully reflects the value of a company's businesses and

assets. Reasonableness is said to involve an analysis of other factors that a shareholder might consider prior to accepting an offer such as the offeror's existing shareholding, other significant shareholdings, the likelihood of an alternative offer and the liquidity of the market for the target company's shares.

The NZSE Listing Rules require the Appraisal Report writer to assess whether the consideration and terms of elements of the Proposed Transaction are fair to FC Forests' shareholders. The ASX Listing Rules require the Independent Expert to assess whether the consideration and terms of elements of the Proposed Transaction are fair and reasonable to FC Forests' shareholders.

The term "merits" as used in Rule 18 of the Takeovers Code has no legal definition in New Zealand either in the Takeovers Code itself or in any statute dealing with securities or commercial law. In the absence of regulatory guidance, Grant Samuel considers that an assessment of the merits of the Proposed Transaction is a broader test than "fair and reasonable", and should incorporate an assessment of the benefits, disadvantages and risks of the series of transactions that, if approved, will result in SEAWI owning a 35% shareholding in FC Forests including:

- the issue price of the shares being issued to SEAWI;
- the price and funding structure of the Proposed Transaction;
- the impact of the share placement to SEAWI and the Rubicon Share Buy-back on the shareholding structure of FC Forests;
- advantages, disadvantages and implications of SEAWI as a 35% shareholder in FC Forests;
- the implications for FC Forests if the Proposed Transaction is not completed;
- alternative funding structures considered by the Board of FC Forests; and
- the impact of the Proposed Transaction and the funding structure on the financial position of FC Forests.

This report has been prepared by Grant Samuel to assist the Directors of FC Forests in advising shareholders in relation to elements of the Proposed Transaction. This report should not be used for any other purpose. Grant Samuel's opinion on the merits (Takeovers Code), fairness (NZSE Listing Rules) and fairness and reasonableness (ASX Listing Rules) of the Proposed Transaction should be considered as a whole. Selecting portions of the analyses or factors considered by it, without considering all the factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

2.3 Sources of Information

The following information was used and relied upon in preparing this report:

Publicly Available Information

- the Information Memorandum to FC Forests shareholders accompanying this report ;
- annual reports of Fletcher Challenge and FC Forests for the years ended 30 June 1998, 1999, 2000 and 2001;
- half year reports of Fletcher Challenge and FC Forests for the six month periods ended 31 December 1997, 1998, 1999, 2000 and 2001;
- the Ordinary Division Reorganisation Information Memorandum dated 28 February 1996;
- the Forests Division Separation Information Memorandum dated 31 October 1993;
- FC Forests Preference Share investment statement and prospectus;

- industry reports prepared by international forestry consultant Jaakko Pöyry;
- recent press articles on FC Forests;
- recent broker reports on FC Forests, the forestry industry and comparable publicly listed companies from a variety of broking firms;
- FC Forests' stock exchange releases;
- information from FC Forests' website; and
- other information on the international forestry industry and publicly listed companies with operations broadly comparable to FC Forests including annual reports, interim financial results, press reports, industry studies and information regarding the prospective financial performance of such companies.

Non Public Information

- extracts from the detailed management accounts for FC Forests for the months July 2001 to May 2002;
- forecast earnings, balance sheets and cash flow models for FC Forests for the year ending 30 June 2003;
- recent board papers;
- other confidential correspondence, legal advice and working papers;
- Agreement for Sale and Purchase of the CNIFP assets;
- the Governance Deed relating to Fletcher Challenge Forests Limited and SEAWI;
- the Rubicon share repurchase and forest sale agreement; and
- the SEAWI Share Subscription Agreement.

Grant Samuel has also had discussions with and obtained information from senior management of FC Forests. Grant Samuel believes it has obtained all information desirable for the purposes of preparing the report.

2.4 Limitations and Reliance on Information

The report is based upon financial and other information provided by FC Forests. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry, and review for the purposes of forming an opinion as to the fairness, reasonableness and merits of the Proposed Transaction. However, in such assignments time is limited and Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or 'due diligence' investigation might disclose.

The time constraints for a transaction such as the Proposed Transaction are tight. This timeframe restricts the ability to undertake a detailed investigation of FC Forests. In any event, the analysis is in the nature of an overall opinion rather than an audit or detailed investigation. Grant Samuel has not undertaken a due diligence investigation of FC Forests. In addition, preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of FC Forests. It is understood that, where appropriate, the accounting information provided to Grant Samuel was prepared in accordance with generally accepted accounting principles and in a manner consistent with methods of accounting used in previous years.

An important part of the information base used in forming an opinion of the kind expressed in this report is the opinions and judgement of the management of the relevant enterprise. Grant

Samuel held discussions with the management of FC Forests and that information was also evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation. The information provided to Grant Samuel included forecasts of future revenues and expenditures, profits and cash flows of FC Forests prepared by the management of FC Forests. Grant Samuel has assumed that these forecasts were prepared fairly and honestly based on information available to management at the time and within the practical constraints and limitations of such forecasts. It is assumed that the forecasts do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise.

However, Grant Samuel in no way guarantees or otherwise warrants the achievability of the forecasts of future profits and cash flows prepared by the management of FC Forests. Forecasts are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of management. The actual future results may be significantly more or less favourable.

2.5 Current Market Conditions

The opinion of Grant Samuel is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time.

3 Profile of the Forestry Industry

3.1 Background

The global forestry industry supplies timber to timber processors for conversion into a wide variety of end products including:

- lumber and mouldings;
- plywood and veneer;
- reconstituted boards (MDF and particleboard);
- paper; and
- packaging.

The majority of timber is grown and processed into end use products in the broad geographic regions within which it is grown. Globally, New Zealand accounts for 1.1% of the world's supply of industrial wood and 1.3% of wood traded. New Zealand's annual roundwood production is estimated to be approximately 20 million m^3. The table below summarises annual production from 1995 to 2001:


m³ per year (000's)
New Zealand Roundwood Production
1995 - 2001
19,000
18,500
18,000
17,500
17,000
16,500
16,000
15,500
15,000
14,500
14,000
1995
1996
1997
1998
1999
2000
2001

Source: NZMAF

In 2001 New Zealand exported the equivalent of 13 million m^3 of roundwood of which 7.2 million m^3 was exported in log form. The mix of exports measured by value is shown in the chart below:


New Zealand Forest Products Exports - 2001
Other Forest Products
10%
Logs and wood chips
21%
Panel Products
14%
Paper & Paperboard
16%
Sawn Timber
21%
Wood Pulp
18%

Source: NZMAF 2001

New Zealand has approximately 1.77 million hectares of plantation forests 90% of which is planted in radiata pine. The current annual harvest of approximately 20 million m^3 is forecast to increase by 75% by 2020 to approximately 35 million m^3.


Recoverable volume
(000 m³)
New Zealand Predicted Harvest Volumes (Base cut)
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
2000
2005
2010
2015
2020
2025
2030
2035
2040
Year ending 31 March
Pruned Logs Unpruned Logs Pulp Logs Thinnings

Source: NEFD Report 2000

New Zealand's forecast log supply exceeds domestic processing capacity and domestic demand, providing a large volume of logs for export. However, this forecast is based only on

an availability to supply. Actual harvest levels will depend on the competitiveness of New Zealand forest product exports and demand in the domestic market. Over the last two decades, a proportion of New Zealand's plantation has been established in small remote blocks on steep terrain. Higher harvesting, road construction and transport costs associated with this terrain may mean that a proportion of New Zealand's projected forest supply will not be economically viable to harvest unless log prices improve or the NZ dollar weakens relative to the currencies of the major Asian markets. Forest owners with large scale operations located on relatively flat terrain close to both domestic customers and export market outlets will be able to compete in the export market at the lowest end of the supply cost curve. Forests located in the central North Island fall into this category. Marginal producers are likely to struggle to get reasonable margins and therefore in the absence of higher prices it is likely that some timber may not be harvested.

The outlook for the forestry industry over the next 15 years is for a significant shift in the sources of supply, due largely to the unsustainability of large volumes from traditional sources:

Forest Industry – Sources of Supply

		World Harvest		
Forest Regime	**Region**	**2000**	**2015**	**Drivers of Change**
Old growth	Canada Russia Indonesia/Malaysia	30%	15%	▪ Running out of old growth forests ▪ Rising cost of extraction ▪ Tightening environmental constraints ▪ Limited investment in infrastructure
Second growth, unmanaged	Part of US, Canada Russia	14%	5%	▪ Low productivity ▪ Poor quality ▪ Competing environmental uses
Second growth, managed	Balance of natural forests	22%	35%	▪ Productivity gains to be had from more intensive management ▪ Intensive management necessary to ensure sustainable forestry
Plantations, indigenous	Most of Europe Parts of US Parts of Asia	24%	30%	▪ Only sustainable source of wood supply ▪ Improving financial returns in many (not all) parts of the world
Plantations, exotic	South America Australasia	10%	15%	

The main growth regions in the global wood supply are the fast growing plantations (in South America, Oceania, South East Asia and Africa) and Eastern European/Russian forests. The volume of global sawlog trade is forecast to decrease in the next ten years primarily due to the reduced availability of logs from North America. The reduction in the volume of logs traded is expected to be more than compensated for by an increasing trade in sawn wood, plywood and other value added products. The global trade in pulpwood and chips is also expected to expand with pulpwood coming largely from the fast growing plantations in South America, Australia and New Zealand.

Australia is currently a net importer of forest products, although it has an increasing volume of wood to be harvested from exotic softwood forests. As domestic supply has increased, imports of softwood lumber into Australia have approximately halved over the last 10 years. A feature

of the Australian softwood harvest is the relatively high proportion of pulpwood logs, which at approximately 40% - 45% of the total harvest is nearly twice that of New Zealand. The proportion of pulpwood logs in Australia is forecast to progressively decline to around 30%, with a commensurate increase in the volume of sawlogs. This has implications for New Zealand exports to Australia and possibly other markets if Australia continues to develop its export markets.

Chile is a major competitor for New Zealand timber exports although whole log exports from Chile have actually declined to very low levels. Sawlog production in Chile is projected to increase rapidly from 11 million m^3 in 2000 to an estimated 20 million m^3 in 2006. In contrast to New Zealand, Chile has invested heavily in value added production, which has given it lower processing costs than New Zealand. Brazil and Chile are major exporters of softwood timber products to the USA, which has also become New Zealand's largest market for lumber products ahead of Australia.

The far east region of Russia is a major supplier of logs to Asia, and has the potential to significantly increase its harvest levels. The depressed economic conditions in Russia since the mid 1990's have put enormous pressure on forest resources of the country. Forest management has largely ceased, forest fires have caused extensive damage, and illegal harvesting and export of logs is at an all time high. Production of logs and lumber in Russia fell from 32.3 million m^3 in 1985 to 7.6 million m^3 in 1995. The potential for a significant increase in log and pulp exports remains, although there will need to be substantial investment in harvesting and processing plant and equipment. The continued supply of timber from the far east of Russia is likely to maintain log prices in the three key Asian markets of South Korea, China and Japan at current levels. Whilst there is an expectation that costs of harvesting in Russia will increase over time due to location factors, there is no certainty. The following table highlights the likely increase in production expected from Russia:


Supply (m m³ pa)
Key Market Log and Lumber Supply
Current
2010 Forecast
60
40
20
0
-20
-40
-60
Deficit Countries
China
Japan
North America
India
Korea
Middle East
Other Asia
Indonesia
Australia
South America
New Zealand
Malaysia
From Outside Region
Eastern Russia
Surplus Countries

Source: Boston Consulting Group

3.2 Demand for Forest Products

Approximately two thirds (12.4 million m^3) of timber harvested in New Zealand is processed locally, and of this amount approximately 7 million m^3 is consumed locally. Local consumption is forecast to grow only slowly, reaching approximately 10 million m^3 by 2040. Log demand in New Zealand is affected by demand for export processed products from Asia, Australia and the United States. The lack of markets for processed Radiata and the likelihood that the processing sector will not be able to expand sufficiently to keep up with the increase in log supply, means that log exports will become an increasing component in the export mix. New Zealand's forestry trading partners by volume and value are summarised in the table below:

New Zealand Forestry Industry - 2001 Trading Partners


35%
30%
25%
20%
15%
10%
5%
0%
South Korea
Japan
Australia
China
USA
Taiwan
All Others
Volume
Value

Source: NZ MAF

Despite increasing production levels for Radiata logs in New Zealand and Australia, the outlook is for prices and demand to remain relatively stable for the next 12 months. Critical to the absorption of the increased production are the markets of India and China. China is forecast to become a key market for New Zealand forestry exporters, driven by that country's decline in local production as a result of bans on harvesting for environmental reasons and an increase in demand from the housing sector. India is a small but developing market for New Zealand and is also experiencing a shortage in timber. The continuing economic growth of both of these countries is essential. The importance of the Japanese market for New Zealand exports is forecast to progressively decline, particularly in respect of logs for the packaging sector. New Zealand's largest market for Radiata logs is Korea, where demand is forecast to be sustained for the foreseeable future.

FC Forests is forecasting an increase in the sale of logs to China. If the demand from China slowed or fell, the impact on prices in the Asian market would be negative for FC Forests.

In US dollar terms, New Zealand forestry exports to Asia have enjoyed rising prices since November 2001. This is in part due to the better management of the supply and demand equation by both FC Forests and other suppliers. However a sustained decline in any one of the key markets in the face of increasing supply from New Zealand and potentially Russia could easily see the price gains of the last six months eroded.

All of FC Forests' forest estate including the CNIFP assets are certified by the Forest Stewardship Council ("FSC") as environmentally certified timber. This is important in the US market and becoming more important in Asia, driven largely by the re-export of product to the US and EU. FC Forests' current advantage in this area is likely to be progressively diminished as other New Zealand suppliers gain FSC certification.

An important market segment for FC Forests is in the domestic pulpwood market, supplying the Kawerau pulp and paper mills owned by Norske Skog and Carter Holt Harvey. The majority of the sales into this market are covered by long term supply contracts which regulate prices. Prices are based on world softwood pulp price trends, which have been receding in the past year as demand for paper has fallen.

FC Forests' total forecast sales in cubic metres for the year ending 30 June 2003 is shown in the table below. Total sales include sales of product from the CNIFP assets:


Sales (000 m³)
FC Forests - 2003 Sales Forecasts
Total Sales
CNIFP Sales
1,400
1,200
1,000
800
600
400
200
-
Fibre
FCF Mill
Korea
Japan
CNIFP Mill
Domestic
Philippines
China
India
Thailand
Malaysia
Taiwan
Other Exports
Market or Key Customer

New Zealand and Australia

Australia accounted for approximately 8% per cent by value of FC Forests' total exports in the year to 30 June 2002. The domestic market for logs in New Zealand is largely driven by residential construction activity. In New Zealand, FC Forests competes directly with other New Zealand producers (including Carter Holt Harvey) and a number of offshore forestry companies with investments in New Zealand forest estates (such as Weyerhauser and Rayonier).

Japan

Japan accounted for approximately 18 per cent by value of FC Forests' total exports in the year to 30 June 2002. Japan is increasingly relying on imported wood, especially in the form of pulpwood and chips, as domestic wood supply is limited and continues to contract. Poor economic conditions are currently constraining log exports into this key market although there is demand for sawn wood and manufactured product. Most market commentators forecast a relatively flat residential construction market, with a static level of new housing starts reflecting limited GDP growth. In response to the damage incurred in the 1994 Kyoto

earthquake, Japan has effected a number of legislative changes that require the use of laminated wood products over sawn wood products in various applications. These developments have improved demand for laminated lumber. The outlook is for a gradual lift in demand.

Korea

Korea accounted for approximately 25 per cent by value of FC Forests' total exports in the year to 30 June 2002. Korea imports over 80% of its wood products requirements although it has adopted a plan to increase self-sufficiency to 51% by 2030. Korea imported 6.1 million m^3 of softwood logs in 2001 of which nearly 4 million m^3 came from New Zealand. The Korean housing market has been growing strongly since mid 1999 as the government has been pursuing initiatives to increase the number of new apartments. An environment of low interest rates and relatively high consumer confidence is reinforcing government initiatives. Steady growth in wood demand is expected in this market. The Korean market is highly competitive and sources logs from a number of countries including Russia.

United States

The USA accounted for approximately 26 per cent by value of FC Forests' total exports in the year to 30 June 2002. The United States housing sector has routinely outperformed growth predictions. It appears that there are a number of factors contributing to the sustainability of the United States residential building market, including steady increases in family income, a large backlog of homes that have been sold but not started and strong growth in the do-it-yourself ("DIY") market. The majority of FC Forests' product goes into the renovation sector as opposed to new housing and as a consequence, demand is less volatile.

FC Forests reports that it is experiencing strong demand in its North American appearance product business. FC Forests has well developed distribution channels which provide it with a competitive advantage over other suppliers from New Zealand, Chile and Brazil.

China

Economic growth and demand for building materials has placed significant pressure on China's forest resources and, although aggressive government policies have increased plantations, mature stands of timber continue to be depleted. Total log imports are expected to ultimately decline as a percentage of consumption as plantations begin to yield significant volumes of small diameter logs. In 2001 China replaced Japan as the largest global importer of logs, of which approximately half are currently sourced from Russia. It is estimated that house and infrastructure development in China will consume approximately 110 million m^3 of timber by 2010, of which 65 million m^3 is expected to be supplied from domestic sources. In an environment of expanding log demand more log suppliers are expected to enter China's log market, leading to tough competition.

India

The Indian Government has proposed a ban on domestic timber harvesting, dramatically increasing the import of logs, of which New Zealand is a principal source. Log demand is forecast to rise from 12 million m^3 to 20.5 million m^3 by 2010, and sawn wood and manufactured products to double from 27 million m^3 to 55 million m^3 in 2010.

Pulp

Pulp is the generic term describing the cellulose fibres derived from wood and is the principal raw material used in the manufacture of printing and writing papers. Approximately half the

pulp produced worldwide is derived from softwood coniferous wood species, such as Radiata pine, and the other half from hardwood species. The demand for pulplogs worldwide is affected by the level of paper consumption and the general economic activity in the key operating markets of North America, Europe, South America and Asia. Pulp is largely commoditised and international pricing is typically now benchmarked against the prevailing United States market price.

3.3 Price Outlook

International forestry consultant Jaakko Pöyry[1] believes that global wood prices are tending to converge as the traditionally low priced North American market has experienced increasing real prices of wood, while the traditional high price European and Scandinavian markets have experienced declining real prices.

Regions with fast growing plantations such as New Zealand continue to be the source of the lowest cost softwood sawlogs. Sawlog prices in New Zealand have declined in US dollar terms since the mid 1990s, reflecting the increasing softwood supply compared to the relatively small domestic market and the recession in export markets (particularly in Asia) for both sawlogs and processed products. In New Zealand dollar terms prices have been relatively stable for the past 7-8 years. The near term outlook is less certain following the rapid appreciation of the New Zealand dollar against both the US dollar and the currencies of the major Asian trading partners. While the New Zealand dollar remains at current levels it is likely that New Zealand producers will experience a decline in their New Zealand dollar revenues. The table below shows the trend in prices for A grade logs:


Price ($NZ/m³)
"A" Grade Log Prices by Quarter
March 1980 to June 2002
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Mar-80
Mar-82
Mar-84
Mar-86
Mar-88
Mar-90
Mar-92
Mar-94
Mar-96
Mar-98
Mar-00
Mar-02

Radiata pine products are subject to competition from products which perform the same or similar functions. These include alternative wood types and products such as medium density fibreboard. Changes in consumer preference in favour of these alternative products, price relativities with the competing products and technological advances of such products could all materially affect the prices that can be charged for Radiata pine.

[1] Source: Global Wood Prices and their impact on Competitiveness of Forest Industry: Jaako Pöyry

4 Profile of FC Forests

4.1 History of the Fletcher Challenge Capital Structure

On 3 April 2000, Fletcher Challenge announced that it had reached agreement to sell FC Paper to Norske Skog. The sale of FC Paper was completed on 28 July 2000.

On 10 October 2000, Fletcher Challenge announced a proposal for the completion of the dismantling of its targeted share structure. The proposal involved the sale of FC Energy to Shell Overseas Holdings Limited and the separation of FC Building as a stand alone listed company, leaving FC Forests as the only remaining division of Fletcher Challenge. A new company, Rubicon, was formed to own certain assets of FC Energy which were not being sold to Shell, and to acquire certain forestry and biotechnology assets from FC Forests. As part of the separation transactions FC Forests received NZ$90 million from a placement of FC Forests shares to Rubicon and NZ$80 million from the sale of its South American and biotechnology assets to Rubicon. In December 2000, Fletcher Challenge raised NZ$414 million by way of a renouncable pro rata rights issue of FC Forests Preference Shares to existing FC Forests' shareholders. Rubicon acquired 267 million FC Forests Preference Shares for $67 million, under an agreement with the underwriters of the Preference Share issue. The separation was approved by Fletcher Challenge shareholders and the separation was implemented in March 2001. Following the separation Fletcher Challenge changed its name to FC Forests. Since that day, FC Forests has operated as a stand alone entity.

4.2 Background to FC Forests

At the time of FC Forests' formation in 1993 as a targeted share, the assets assigned to FC Forests consisted of all the solid wood plantation forestry assets and the log trading activities of Fletcher Challenge. The other wood based businesses including pulp and paper, wood panels, sawn timber and plywood remained as part of Fletcher Challenge. FC Forests later acquired the sawn timber and plywood operations of FC Building for NZ$93 million.

In 1996, FC Forests acquired the business of FCNZ, and simultaneously transferred all of the assets into the CNIFP. The acquisition included the cutting rights and related downstream solid wood processing activities, but excluded the land on which the forests are situated. The syndicate of banks that had financed the CNIFP placed the two partners, FCNZ and CITIC NZ into receivership on 26 February 2001. The Receivers were appointed after FCNZ and CITIC NZ failed to meet certain financial convenants under the banking syndicate's facilities. The CNIFP assets continue to be managed by FC Forests.

FC Forests is considered a world leader in solid wood Radiata plantation forestry and the provision of solid wood based solutions to consumers in New Zealand, Australia, the United States and Japan. It is also a significant supplier of logs to industrial customers in New Zealand and throughout Asia. However, the importance of New Zealand to the international wood market must be kept in perspective. FC Forests' harvest volume for the year ending 30 June 2002 totalled 1.7 million m^3. In addition FC Forests traded logs and chips totalling 2.1 million m^3 and managed the CNIFP harvest of 3.1 million m^3. In total FC Forests' total volume of timber is only approximately 0.4% of total world production.

4.3 Principal Business Activities

FC Forests' harvest consists of:

- ***Pruned logs***: high quality larger logs, containing a substantial proportion of clearwood, used primarily in the veneer and plywood industries and in production of clearwood lumber for furniture, and interior and exterior finishing uses;

- *Large sawlogs*: medium quality larger logs used in the lumber industry to produce construction, packaging and appearance grade lumber products and industrial plywood;
- *Small sawlogs*: medium quality smaller sawlogs used in the lumber industry to produce construction and packaging grade lumber products;
- *Pulplogs*: low grade logs used as fibre input into the manufacture of pulp and paper and reconstituted wood products; and
- *Thinnings*: by-products of forest thinning, generally used as fibre input in the manufacture of pulp and paper and reconstituted wood products.

FC Forests' forestry assets are concentrated in the central North Island which contains the largest concentration of Radiata pine plantation forests in New Zealand and the majority of New Zealand's and FC Forests' wood processing infrastructure. The locality is widely regarded as providing an ideal blend of climate and soils, resulting in some of the fastest softwood growth rates in the world and is in close proximity to ports, processing plant and distribution infrastructure.

Over the past few years, FC Forests has adopted a strategy of becoming a customer driven supplier of high value solid wood products. To implement this strategy, FC Forests has vertically integrated its downstream processing and distribution operations. In parallel, a number of marketing initiatives have been undertaken to stimulate demand for Radiata pine, FC Forests' principal forest resource. Radiata pine is New Zealand's preferred softwood species due to its strong growth rate over a range of sites, its compatibility with New Zealand's climate and its suitability for both solid wood and fibre products. In solid wood applications, Radiata pine is used for the production of veneers, plywood, laminated and finger-jointed products and appearance, structural and industrial lumber. Radiata pine lumber is increasingly being substituted for Ponderosa pine in the United States mouldings and millwork sectors. Radiata pine is also suited to the manufacture of high quality wood pulp and reconstituted wood products.

Plantation forestry is a term used to describe forests that are intensively managed and grown as a separate economic endeavour to supply wood to an open market. The trees are planted, thinned, pruned, sometimes fertilised and finally harvested on a regular cycle.

The principal source of revenue for FC Forests is from the sale of logs and processed solid wood products from its plantation forests. Plantation forests include land over which FC Forests has ownership rights in the trees growing thereon ("Owned Estate") and land where FC Forests manages or controls the tree resource on behalf of third parties ("Managed Estate"). In addition, FC Forests also trades logs and other wood products purchased from third parties. FC Forests owns or has interests in a number of processing and manufacturing facilities located within or in close proximity to its plantation forest assets.

4.3.1 Plantations

As at 31 December 2001, FC Forests had an interest in approximately 278,000 net stocked hectares, of which the Owned Estate comprised 110,000 net stocked hectares (40 per cent) and the Managed Estate 168,000 net stocked hectares (60 per cent). The Managed Estate is predominantly the CNIFP assets. Of the net stocked area, approximately 91 per cent is planted in Radiata pine, approximately 7 per cent in Douglas fir and the balance mainly in Eucalyptus. Of the Owned Estate, approximately 78,000 net stocked hectares (71 per cent) is located on freehold land and the balance (29 per cent) held under leases or forestry rights. All of these tenures enable the forest crop to be harvested from the relevant land:

FC Forests – Profile of New Zealand Plantation Forests			
	Area (thousands of hectares)		
Location	**Owned**	**Managed**	**Total**
FC Forests	110	6	116
CNIFP Assets	-	162	162
Total	**110**	**168**	**278**

Included in the New Zealand Plantation Forests is an 82.5 per cent interest in Tarawera Forests Limited ("Tarawera Forests"). The other shareholders of Tarawera Forests are Maori Investments Limited (representing the combined interests of the original Maori owners of a portion of the Tarawera Forest estate) with 10.8 per cent and the Crown with 6.7 per cent. Tarawera Forests has a net stocked area of 20,700 hectares. FC Forests manages the forestry operations and markets the harvest of Tarawera Forests.

4.3.2 Manufacturing and Processing

FC Forests has the following manufacturing and processing operations in New Zealand:

FC Forests –Manufacturing and Processing Facilities		
Plant	**Products**	**Capacity (m^3/year)**
Kawerau Sawmill	Kiln-dried stress-graded framing for New Zealand and Australia. Feedstock for Kawerau Remanufacturing Plant. Other structural lumber.	250,000
Rainbow Mountain Sawmill	Kiln-dried stress-graded framing for New Zealand and Australia. Outdoor treated lumber products.	150,000
Taupo Sawmill	North American appearance grades. Feedstock for Taupo Mouldings Plant.	180,000
Mt Maunganui Plywood Mill	Standard and treated structural plywood. Dried veneer. Joist I-beams.	36,000
Kawerau Remanufacturing Plant	Finger-jointed and laminated lumber for Japanese housing markets.	38,000
Taupo Moulding Plant	Solid lineal mouldings for North American homes.	32,000
Ramsey Roundwood	Posts and poles, landscaping and outdoor treated products.	60,000
Total		**746,000**

The following table sets out selected processing volumes relating to FC Forests for the periods indicated:

FC Forests – Processing Volumes (thousand m^3)					
Year ended 30 June	**1998**	**1999**	**2000**	**2001**	**2002F**
Lumber	454	492	517	498	549
Re-manufactured products[1]	43	83	95	103	115

1 Includes primary plywood, laminated and finger-jointed wood products and solid lineal mouldings.

FC Forests and Carter Holt Harvey are responsible for marketing more than 70% of New Zealand's log harvest. There is currently only a limited availability of pruned logs for export from New Zealand. Almost all production is being processed in sawmills into added value products such as boards, mouldings and better grade timbers. Log production in New Zealand has been rising steadily for many years. Over the past decade log production increased 67% to 18.6 million m^3 in 2001. There was a reduction in demand in the late 1990's following the Asian Crisis and a continuing soft Japanese market.

4.3.3 Marketing and Distribution

Of the total logs harvested from FC Forests' estates and the CNIFP assets, approximately one third are exported as logs primarily to Japan and Korea, one third are sold domestically (largely to Norske Skog and Carter Holt Harvey), and one third are processed into high value lumber, mouldings, laminated beams and other products. In the year to 30 June 2001, approximately 54 per cent by value of FC Forests' revenue was derived from the export of logs, lumber and remanufactured solid wood products to countries in the Pacific Rim region and North America. The balance was sold in New Zealand to a range of domestic processors and end users, including FC Building and Norske Skog.

FC Forests' principal offshore markets are the United States, Australia, Japan and South Korea. FC Forests has sales offices in Japan and the United States, in addition to its operational base in New Zealand. The distribution operations in the United States are carried out by American Wood Moulding (half owned by FC Forests), The Empire Company (one third owned by FC Forests) and by FC Forests in its own right. FC Forests also trades logs and lumber purchased from third parties.

FC Forests' strategy is to move Radiata and Douglas fir logs to their highest value end-uses. This strategy has been implemented through the establishment of three strategic business units that have a clear market and product focus.

Australasian Asian Consumer Solutions ("AACS")

AACS undertakes the marketing and distribution function of processed product for FC Forests in New Zealand, Australia, Japan and Korea.

In New Zealand and Australia AACS supplies framing, plywood and treated products to the residential and light commercial building sectors. Through the introduction of kiln-dried, machine stress-graded lumber under the brand Origin Timeframe, AACS has expanded its share of the New Zealand framing market. Other branded products are Origin Plywood (structural and interior plywood), Origin Outdoor (decking, fencing and landscaping lumber) and Origin I-beam (flooring). AACS's growth opportunities include further engineered products (frame and truss) and flooring and rafter systems. Eventually AACS plans to provide a complete Radiata housing system to home builders.

In Japan, AACS converts lower quality logs into high-value engineered products used in post and beam houses for the Japanese market. Post and beam construction accounts for over 80 per cent of the wooden houses built in Japan. AACS bypasses the traditional Japanese distribution system by selling directly to major house builders. As well as reducing costs, the direct channel allows product performance to be much more closely matched to the highly customised building practices of end users. In Japan, AACS has targeted system builders who value the narrow tolerances and consistent performance provided by laminated wood products. AACS's strategy in Japan is to increase the

volume of existing products and, over time, to expand steadily the range of products in order to provide as complete a solution as possible to house builders.

North American Consumer Solutions ("NACS")

NACS takes clearwood from pruned logs through to high value moulding and millwork uses in the United States. Radiata substitutes in many applications for diminishing United States supplies of Ponderosa pine. NACS has a strong relationship with the two largest home improvement chains in the United States – The Home Depot (through American Wood Moulding) and Lowe's (through The Empire Company). The Home Depot, Lowe's and other major US retail outlets demand environmentally sustainable wood resources from their suppliers.

Forests and Logs ("F&L")

The F&L unit is the largest division within FC Forests as measured by revenue and assets. It undertakes forest establishment and management, harvesting, log manufacturing, transport and supply chain planning activities for the estate FC Forests owns and manages in the Central North Island. The focus in these areas is on developing and maintaining the tree resource to meet customer needs and maximising the recovery from each tree.

F&L sources logs, industrial lumber and chips from both FC Forests' operations and third parties. It sells primarily to industrial customers in New Zealand (including FC Forests' own mills) and Asia.

F&L is developing a number of product markets in Asia, among them core and appearance veneer, packaging componentry and furniture componentry. Projects to establish joint venture toll processing are being developed, reflecting the desire of several key Asian wood manufacturers to secure a long term supply of logs as their traditional timber sources from natural forests are depleted or preserved. As many Asian wood manufacturers export into North America and Europe, the environmental sustainability of their wood supply is of increasing importance.

4.4 Financial Performance

The financial performance of FC Forests for the year ended 30 June 2002 is summarised below:

FC Forests – Statement of Financial Performance (NZ$million)	
Year ended 30 June	**2002F**
Operating Revenue	664
Operating Expenses	(566)
Forest Management Expenses	(19)
Operating Earnings	79
Forest Crop Revaluation	32
EBIT	**111**
Funding Costs	(22)
Earnings Before Taxation	**89**
Taxation	(25)
Earnings After Taxation	**64**
Minority Interest	(3)
Unusual items	(315)
Net Earnings	**(254)**
Net Earnings before unusual items	**61**
Total Shares on Issue (millions)	***2781.2***
Net Earnings per FC Forests Share (cents)	*2.2*

Source: FC Forests

- minority interests relate to Tarawera Forests;
- for the purposes of calculating earnings per share total shares on issue exclude treasury stock held;
- historical information relating to the year ending 30 June 2001 has not been included as a change in accounting policy in relation to the forest estate has made a comparison meaningless; and
- FC Forests wrote the carrying value of its loans to CNIFP down to NZ$357 million in 2001 and then to zero in 2002.

The consolidated forecast financial performance for the combined FC Forest and CNIFP assets for the two years ended 30 June 2004 are summarised below:

FC Forests Consolidated – Statement of Financial Performance (NZ$million)						
	FC Forests	**CNIFP Assets**	**Consol.**	**FC Forests**	**CNIFP Assets**	**Consol.**
for year ended 30 June	**2003F**	**2003F**	**2003F**	**2004F**	**2004F**	**2004**
Operating Revenue	708	400	966	725	416	996
Operating Expenses	(632)	(269)	(759)	(637)	(272)	(764)
Forest Management Costs	(24)	(51)	(75)	(20)	(50)	(70)
Unusual Items	-	(22)	(22)	-	-	0
Operating Earnings	**52**	**58**	**110**	**68**	**94**	**162**
Forest Crop Revaluation			116			(46)
EBIT			**226**			**116**
Funding Costs			(62)			(60)
Earnings before Taxation			164			56
Taxation			(55)			(19)
Earnings after Taxation			**109**			**37**
Minority Interest			(1)			(2)
Net Earnings			**108**			**35**
Shares on Issue (millions)			3,535			3,535
Net Earnings per Share (cents)			**3.1**			**1.0**

- the CNIFP forecasts are shown for 12 months for comparison purposes only. In reality the CNIFP assets will only be owned for nine months of the 2003 financial year;
- operating expenses for the CNIFP assets and FC Forests include existing operational synergy savings resulting from the management of the CNIFP assets totalling approximately $15 million per annum in each of 2003 and 2004;
- forecast operating expenses for the CNIFP assets indicate further operational synergy savings as a result of the Proposed Transaction of approximately $5 million per annum in each of 2003 and 2004;
- FC Forests (excluding the CNIFP assets) operating earnings before unusual items and forest crop revaluations are forecast to decline from $79 million in 2002 to $52 million and $68 million in 2003 and 2004 respectively. The decline is predominantly caused by the recent rise in the value of the NZ dollar;
- included in Forest Crop Revaluations in 2003 is an upwards revaluation of the CNIFP assets of $161 million, resulting from the write up from the purchase price to assessed market value;
- the net earnings of the CNIFP assets is being impacted by significant downwards forecast revaluations of the forest crop of $42 million and $71 million in 2003 and 2004 respectively. These non cash items are a function of the recent rise in the value of the NZ dollar and the relatively mature nature of the CNIFP assets which will be harvested at a level greater than growth in the two year period; and
- the $22 million of unusual items comprises up front financing costs associated with the Proposed Transaction.

4.5 Cash Flow

FC Forests' forecast cash flows for the three years ended 30 June 2004 are summarised below. The CNIFP assets are included in the forecasts for 2003 and 2004:

FC Forests –Statement of Operating Cashflow (NZ$million)

		Forecast	
Year ended 30 June	**2002**	**2003**	**2004**
EBIT	111	226	116
Add Back:			
Equity Earnings	(5)	-	-
Forest Revaluation	(32)	(116)	46
Depreciation	27	26	26
Other Non Cash	(23)	-	1
Interest Paid	(22)	(62)	(60)
Tax Paid	(2)	(1)	(1)
(Increase)/Decrease in Working Capital	(17)	14	(1)
Operating Cash Flow	**37**	**87**	**127**

From 30 June 2001 FC Forests changed its accounting policy in respect of calculating the holding value of forest assets annually and recording the change in value as a charge against income.

4.6 Financial Position

The audited Statement of Financial Position of FC Forests as at 30 June 2000 and 2001, the forecast for the year ending 30 June 2002 and the forecast based on the Proposed Transaction proceeding for the years ending 30 June 2003 and 2004 are summarised below:

FC Forests – Statement of Financial Position (NZ$million)

	Audited	Unaudited		
As at 30 June	**2001**	**2002F**	**2003F**	**2004F**
Assets				
Stocks	77	72	93	93
Debtors	50	61	106	109
Total Current Assets	**127**	**133**	**199**	**202**
Forest Crop and Land	1,282	1,335	2,566	2,519
Other Fixed Assets	199	154	192	186
Investments	378	21	22	22
Total Assets	1,986	1,643	2,979	2,929
Liabilities				
Creditors	(108)	(91)	(131)	(132)
Net Debt	(323)	(248)	(1,114)	(1,008)
Provision for Deferred Taxation	(126)	(135)	(186)	(205)
Total Liabilities	(557)	(474)	(1,431)	(1,345)
Net Assets	**1,429**	**1,169**	**1,548**	**1,584**
Equity				
Reported Capital	1,443	1,443	1,667	1,667
Reserves	(44)	(305)	(150)	(115)
Total Group Equity	1,399	1,138	1,517	1,552
Minority Equity	30	31	31	32
Total Equity	**1,429**	**1,169**	**1,548**	**1,584**

Source: FC Forests Annual Reports

The following issues should be noted in analysing the financial position above:

- the value of plantation assets is a function of market prices and key operating assumptions over a very long timeframe. Any change in assumptions regarding future market prices, key operating factors or cost of capital will have a significant impact on the carrying value of the estate and therefore net earnings;
- foreign currency denominated debt in the years ending 30 June 2003 and 2004 has been converted at a fixed exchange rate of $US 0.49 = $NZ1.00, and Yen 58 = $NZ1.00;
- from the year ending 30 June 2003 the new investment in the CNIFP assets is reflected in forest crop and land assets.

4.7 Capital Structure & Ownership

The table below represents the capital structure of FC Forests as at 31 May 2002:

FC Forests – Capital Structure at 31 May 2002 (millions)

Number of shares on issue at 1 July 2001		
Ordinary shares on issue	847.2	
Ordinary shares issued to Rubicon Limited in March 2001	75.0	
Total Ordinary Shares on Issue		**922.2**
Preference shares issued in December 2000	1,079.0	
Preference shares issued to Rubicon Limited in March 2001	150.0	
Total Preference Shares on Issue		**1,859.0**
Treasury Stock		7.3
Total Equity of FC Forests at 31 May 2002		**2,788.5**

- the FC Forest preference shares issued in December 2000 were the result of a renounceable pro rata rights issue at a price of 25 cents each;
- the 7.3 million fully paid ordinary shares accounted for under the Treasury stock method are held by the Fletcher Challenge Employee Share Purchase Scheme.
- the FC Forests preference shares rank ahead of existing FC Forests ordinary shares to the extent of 25 cents per preference share in the event of a liquidation of FC Forests. In all other respects the preference shares rank equally with the ordinary shares. On 15 December 2005 the preference rights on liquidation lapse and the preference shares become identical in all respects to FC Forests ordinary shares.

As at 25 June 2002, FC Forests' top twenty shareholders held approximately 60% of the total ordinary and preference shares on issue. Many of the registered shareholders are nominees holding on behalf of a wide range of shareholders.

FC Forests – Top 20 Registered Ordinary & Preference Shareholders
As at 25 June 2002

	No of Shares (000's)	% Total Shares on Issue
New Zealand Central Securities Depository Limited[2]	1,010,846	36.3
Rubicon Forests Holdings Limited	492,149	17.6
Yarrow Consulting Limited	32,680	1.2
Citicorp Nominees Pty Limited	31,377	1.1
NZ Home Lease No 2 Limited	18,858	0.7
FC Building Trust Nominees Limited	12,318	0.4
FC Forests Trust Nominees Limited	8,920	0.3
Hsu-Cheng Yang	7,560	0.3
Forsyth Barr Limited	7,351	0.3
First NZ Securities Nominees	6,397	0.2
ANZ Nominees Limited	5,900	0.2
Jarden Custodians Limited	5,000	0.2
Value Plus Homes Limited	3,829	0.1
Investment Custodial Services Limited	3,759	0.1
Patrick Wang	3,650	0.1
David Maurice Hodson	3,400	0.1
Robin MacDonald Smith	3,200	0.1
Frater Williams Custodial Services	3,159	0.1
Guardian Assurance Limited	3,100	0.1
Peter Hanbury Masfen & Joanna Alison Masfen	3,000	0.1
Top 20	1,666,454	59.8
Other shareholders	1,122,070	40.2
Total	2,788,524	100.0

Source: FC Forests

[2] Included in the New Zealand Central Securities Depository is the Xylem Fund LP shareholding of 7.3%.

4.8 Share Price Performance

FC Forests' shares are traded on the NZSE, ASX and New York Stock Exchange (as ADR's). FC Forests' share price and the volume of trading since January 1997 is summarised below:

FC Forests – Share Price History				
	Share Price (NZ$)			
Calendar year ended	Close	Low	High	Volume (000s)
1997	1.43	1.33	2.40	335,139
1998	0.63	0.39	1.53	443,591
1999	0.77	0.67	1.19	416,047
2000[2]	0.28	0.24	0.93	808,986
2001	0.22	0.21	0.36	405,115
2000 (quarter ended)				
March	0.53	0.51	0.80	108,781
June	0.77	0.55	0.93	204,555
September	0.81	0.77	0.93	190,347
December	0.28	0.24	0.82	304,212
2001 (month ended)				
January	0.31	0.28	0.36	64,917
February	0.32	0.30	0.32	27,086
March	0.31	0.31	0.34	54,657
April	0.34	0.31	0.34	33,263
May	0.32	0.32	0.34	21,612
June	0.30	0.28	0.32	33,173
July	0.34	0.29	0.35	38,016
August	0.30	0.30	0.34	30,105
September	0.26	0.21	0.31	33,156
October	0.24	0.23	0.26	14,204
November	0.26	0.24	0.29	25,617
December	0.22	0.22	0.26	29,337
2002 (month ended)				
January	0.23	0.22	0.24	22,391
February	0.24	0.23	0.27	26,814
March	0.26	0.23	0.26	33,999
April	0.22	0.22	0.27	45,341
May	0.26	0.20	0.27	108,436
June	0.24	0.23	0.26	26,441

Since January 2001 FC Forest shares have traded in a range of 20 cents to 36 cents. The price reached a low for 2000 of 24 cents per share in December 2000 following the announcement of a 2 for 1 rights issue at 25 cents per share. The share price came under further pressure in January and February 2001 due to uncertainty surrounding the future of the CNIFP and the appointment of Receivers to CNIFP in February 2001.

FC Forests first announced its intention to purchase the CNIFP assets from the Receivers in March 2002, subsequently withdrawing its bid in late April 2002. During this time the FC Forests' share price rose from 23 cents to 27 cents before closing at 22 cents when the offer was withdrawn. In late May 2002 the share price rose 25% to 25 cents per share on rumours that FC Forests had advanced a further acquisition proposal in respect of CNIFP with the Receivers. By the end of May both the Receivers and FC Forests had confirmed that FC Forests was the only remaining bidder for the assets. On 26 June, FC Forests announced the Proposed Transaction.

[2] In December 2000, FC Forests issued holders of ordinary shares rights for preference shares on a 2:1 basis @ NZ$0.25.

The share price performance of the FC Forests' ordinary shares is illustrated in the following graphs:


Fletcher Forests Ordinary Shares - Price and volume history
Price (cents)
Volume traded (000s)
1 January 2000 to 30 June 2002
100
90
80
70
60
50
40
30
20
10
0
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Feb 00 Apr 00 Jun 00 Aug 00 Oct 00 Dec 00 Feb 01 Apr 01 Jun 01 Aug 01 Oct 01 Dec 01 Feb 02 Apr 02 Jun 02


Fletcher Forests Ordinary Shares vs NZSE40 Capital Index
Relative Over/Under Peformance
Relative Performance Graph - 1 January 2000 to 30 June 2002
Base line represents NZSE 40 Capital Index
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
Jan 00 Mar 00 May 00 Jul 00 Sep 00 Nov 00 Jan 01 Mar 01 May 01 Jul 01 Sep 01 Nov 01 Jan 02 Mar 02 May 02

5 Profile of the Central North Island Forests

5.1 History

The Central North Island forests have been managed as a sustainable plantation forestry resource for more than 70 years. The bulk of the land to which the Central North Island forests relate was first planted between 1908 and 1937 by the New Zealand Forest Service, a department of the New Zealand Government which also managed the forest. From 1990 to 1996, the Central North Island forests were owned and managed by FCNZ. In September 1996, Fletcher Challenge Limited acquired FCNZ from the Crown for an enterprise value of NZ$2.2 billion. The assets were contemporaneously transferred to the CNIFP. Receivers were appointed to the partners of the CNIFP after the partnership failed to meet certain financial covenants under the banking syndicate's facilities. This was partly a result of the level of debt raised to fund the purchase price paid for the Central North Island forests in 1996. This situation was exacerbated by the decline in revenues, caused by a marked deterioration in the Japanese Douglas fir market since 1998 as a result of increased North American shipments, and the downturn in both volumes and prices for forest product exports following the "Asian Crisis" in 1998.

5.2 Forest Estate

The CNIF estate consists of nine forests with a net stocked area of approximately 162,000 hectares, the majority of which (99 per cent) are held under Crown Forestry Licences. The largest forest, "Kaingaroa", is the largest plantation forest in New Zealand and is one of the main planted production forests in the world. The land is subject to the possibility of claims under the Treaty of Waitangi Act 1975, which could result in the land subject to Crown Forestry Licence being passed to successful claimants. Such an event would be subject to conditions, which would allow completion of the existing rotation and harvesting of the current crop. FC Forests believes that in the event the land was handed over to claimants a new lease could be negotiated with the new owners on similar terms.

The resource comprises approximately 88 per cent Radiata, 10 per cent Douglas fir and 2 per cent other species. Conditions for forestry growth are extremely favourable in this area due to the flat, free draining nature of the predominantly volcanic soils and the temperate climate. The resource has been intensively managed. Over 84 per cent of the area of Radiata has been pruned to produce large clearwood logs.

The current total harvest (include thinnings) is in excess of 3.5 million m^3 per annum and is forecast to increase to a sustainable harvest of 3.9 million m^3 per annum over the next 20 years. During the year ended 30 June 2001, 35% of sales volume was exported in the form of logs, 8% was supplied to the Waipa mill, 22% was supplied to other domestic mills and 35% was supplied domestically as industrial fibre:

Sales of CNIFP Production

	2001A		2002F		2003F	
	m^3	%	m^3	%	m^3	%
FCF & CNIFP Mills	1,240	35	848	28	1,021	31
Domestic	1,055	30	904	30	1,047	32
Export	1,250	35	1,300	42	1,243	37
Total	**3,545**	**100**	**3,052**	**100**	**3,311**	**100**

All production from the CNIFP assets is currently marketed and sold by FC Forests.

5.3 Manufacturing and Processing

The CNIFP assets include the Kaingaroa log processing plant and three solid wood manufacturing facilities, being the Waipa sawmill and two mouldings and millwork re-manufacturing plants at Waipa and Mt. Maunganui:

CNIFP – Manufacturing & Processing Facilities		
Plant	**Products**	**Capacity (m^3 / year)**
Waipa Sawmill	Structural Douglas fir lumber. Feedstock for finger-jointed millwork and Kawerau Remanufacturing Plant. Australia and New Zealand appearance and remanufacturing grades. New Zealand and Asia packaging.	250,000
Waipa Remanufacturing Plant	Solid and finger-jointed studs and components for structural applications.	24,000
Mt Maunganui Wood Processing	Blanks and mouldings.	24,000
Kaingaroa	Log processing plant	1,100,000
Total		**1,398,000**

Currently, all export volumes are shipped through the Port of Tauranga due to a concentration of harvesting activities around the northern and central Kaingaroa forest.

5.4 Financial Performance

The performance of the CNIFP assets proved to be well below the expectations of the partners at the time the business was acquired. A major contributing factor was the decline in the selling price (in US$) of and demand for Douglas fir. At the time of the acquisition in 1996, Douglas fir was selling for approximately US$140 per m^3 and the partners proposed to accelerate the cut of Douglas fir to take advantage of the then favourable market conditions, with the intention of using the proceeds to reduce debt. At the beginning of 1997, the price of Douglas fir began to fall, reaching a low of approximately US$80 per m^3 in the last quarter of 1998. The fall in price was precipitated by a marked reduction in the number of houses being built in Japan occasioned by the Asian crisis and changes to the housing market in Japan.

In addition to the fall in the price of Douglas fir, the price of Radiata logs also fell, albeit to a lesser extent. The fall in the price of all grades of Radiata logs adversely impacted the earnings and cash flow of the CNIFP. The CNIFP has produced consistent operating cash flow as measured by EBITDA, but the impact of a very high charge for depletions[3] has resulted in EBIT losses for the last three years. After interest expense, the partnership has made significant accounting losses.

[3] Depletions are the amortisation or write off of the value of the forests for the trees harvested in any given year.

FC Forests – CNIFP Financial Performance (NZ$million)					
Year ended 30 June	**1998**	**1999**	**2000**	**2001**	**2002F**
Operating revenue	437	431	475	432	431
EBITDA[4]	**197**	**162**	**174**	**157**	**127**
Depletions	(269)	(253)	(238)	(241)	(243)
Depreciation	(1)	(1)	(1)	(2)	(2)
EBIT[5]	**(73)**	**(92)**	**(65)**	**(86)**	**(118)**
Interest expense	(129)	(135)	(141)	(164)	(124)
Net operating loss	**(202)**	**(227)**	**(206)**	**(250)**	**(242)**

For reporting purposes, the CNIFP historically capitalised all interest expense to the value of the forest estate. The result is that the book value of the forests became significantly above market value and the annual charge to depletions was artificially high. The CNIFP method of forest valuation was also previously adopted by FC Forests. FC Forests has now adopted a policy of valuing its forests to market value and making an annual charge to earnings reflecting the change in value of the forest estate from harvesting, growth, new plantings and price outlook.

4 Earnings before net interest, tax, depreciation, depletions, amortisation and unusual items.
5 Earnings before net interest, tax and unusual items.

6 Evaluation of the Proposed Transaction

6.1 Overview of the Reporting Requirements

The acquisition of the CNIFP assets, the issue of shares to SEAWI, the sale of the Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back are together a package of transactions that have at their core the acquisition of the CNIFP assets. Various elements of the Proposed Transaction fall within the regulatory regimes of the Takeovers Code, the NZSE Listing Rules and the ASX Listing Rules. These regulatory regimes give rise to a number of independent reporting requirements as summarised below.

There is a high degree of overlap between the reporting requirements of the NZSE Listing Rules and the ASX Listing Rules, and between these Listing Rules and the Takeovers Code. The NZSE Listing Rules and the ASX Listing Rules require the reporter to consider essentially the same elements of the Proposed Transaction, while the Takeovers Code requires an assessment of the merits of SEAWI becoming entitled to a 35% shareholding in FC Forests. In these circumstances and to avoid duplication, Grant Samuel considers it appropriate to combine the reporting requirements of the NZSE Listing Rules and the ASX Listing Rules. The reporting requirements of the Takeovers Code are however unique, and therefore warrant separate consideration.

6.1.1 NZSE Listing Rules

- ***Listing Rule 9.2 – Related Party Transactions***

  NZSE Listing Rule 9.2 requires listed companies entering into Material Transactions with Related Parties to have the transaction approved in advance by an ordinary resolution of shareholders. This requirement also applies to a related series of transactions of which a Material Transaction forms part. Any shareholder that is a Related Party to the Material Transaction is not entitled to vote in respect of the resolution. Each component of the Proposed Transaction other than the sale of FC Forests shares by Rubicon to SEAWI constitutes a Material Transaction with a Related Party of FC Forests because:

  - Rubicon is party to the Rubicon Share Buy-back and is the acquiror of Tahorakuri Forest;
  - Rubicon is a Related Party of FC Forests as it is a substantial security holder of FC Forests and because two directors of Rubicon are also Directors of FC Forests; and
  - each component of the Proposed Transaction (other than the sale of Rubicon's FC Forests shares to SEAWI) taken separately, is a Material Transaction for FC Forests, and each component of the Proposed Transaction forms part of a related series of transactions.

- ***Listing Rule 7.5 – Rubicon Share Buy-back***

  NZSE Listing Rule 7.5 governs the issue and buy-back of securities. Both the issue of new FC Forests shares to SEAWI and Rubicon Share Buy-back are captured under this Listing Rule and accordingly require the prior approval of shareholders by way of an ordinary resolution.

As a consequence of falling within the definition of NZSE Listing Rule 9.2 and 6.2.2 (a) and (c) the notice of meeting containing the relevant ordinary resolution must be accompanied by an Appraisal Report stating whether or not in the opinion of the reporter the consideration, terms and conditions of the Related Party

transactions are fair to the holders of Equity Securities other than those associated with the relevant Related Parties. For the purposes of the Appraisal Report requirements of the NZSE Listing Rules, Grant Samuel has in the first instance considered the fairness of the price and terms of each of the components of the Proposed Transaction in isolation:

- the acquisition of CNIFP assets for US$650 million;
- the new debt funding arrangements being a term loan of US$600 million and a short term GST standby facility of US$65 million;
- the issue of new FC Forests shares to SEAWI; and
- the sale of Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back.

6.1.2 ASX Listing Rules

- ***ASX Listing Rule 10.1 – Transactions with persons in a position of influence.***

  ASX Listing Rule 10.1 stipulates that the acquisition or disposal of substantial assets between a company and Related Parties, certain subsidiaries and certain substantial shareholders must be approved in advance by shareholders. The Rubicon Share Buy-back, the sale of Tahorakuri Forest to Rubicon and the acquisition of the CNIFP assets are all transactions that fall within the requirements of ASX Listing Rule 10.1.

The ASX Listing Rules require that the Notice of Meeting to be put to shareholders in relation to resolutions arising as a result of Listing Rule 10.1 must be accompanied by an Independent Experts Report. The Independent Expert's Report must state whether the transaction is "fair and reasonable" to holders of FC Forests shares other than those associated with the Related Party.

6.1.3 Takeovers Code

The issue of shares in FC Forests to SEAWI, the purchase of Rubicon's shares in FC Forests by SEAWI and the cancellation of the FC Forests shares acquired as a result of the Rubicon Share Buy-back will result in SEAWI holding 35% of the issued capital of FC Forests.

The Takeovers Code requires that where a shareholder who holds no shares and wishes to acquire shares that will result in voting rights of more than 20% without making a full or partial takeover offer, then such an acquisition must be approved in advance by an ordinary resolution of non participating shareholders. In the context of the Proposed Transaction SEAWI is not proposing to make a takeover offer for FC Forests and therefore the issue of new FC Forests shares to it along with the purchase of shares from Rubicon by SEAWI must be approved by shareholders not associated with the transactions. As a consequence Rubicon is not entitled to vote its 17.6% shareholding in FC Forests in respect of the resolution dealing with this issue.

The Takeovers Code requires that the Notice of Meeting containing the resolution be accompanied by an Independent Adviser's Report. In the context of the Proposed Transaction the Independent Adviser is required to opine specifically on the merits of SEAWI obtaining a 35% shareholding in a listed entity having regard to the interests of those persons who may vote to approve the acquisition or allotment. The Independent Adviser is not required to opine on the merits of the entire Proposed Transaction. The assessment of the merits is a broad test and in Grant

Samuel's opinion should incorporate an assessment of the benefits, disadvantages and risks of the resulting SEAWI shareholding in FC Forests.

6.2 Evaluation of the Fairness of the Proposed Transaction – NZSE and ASX Listing Rules

6.2.1 Summary

The estimated acquisition price of US$650 million (approximately NZ$1.33 billion) for the CNIFP assets is broadly equivalent to the outstanding debt of the CNIFP (in receivership) plus the costs of receivership. FC Forests is willing to pay the price required by the Receivers and ultimately the banks because the CNIFP assets are of unique strategic importance to FC Forests. The principal advantage of the Proposed Transaction is that it will allow FC Forests to maintain and develop its key international markets and retain operational and marketing synergies. The continuing access to an ever increasing volume of pruned and unpruned logs is critical if FC Forests is to maintain and develop its key Australasian, North American and Asian markets. The CNIFP assets are adjacent to FC Forests' key forestry assets, and afford operational and manufacturing efficiencies to FC Forests that it would be unable to extract from any other forest in New Zealand.

Grant Samuel has assessed the value of the CNIFP assets in the range NZ$1.26 - $1.44 billion. The funding of the acquisition price of the CNIFP assets requires new equity and debt. It is not feasible for FC Forests to fund the acquisition entirely through debt, a heavily discounted rights issue, or the sale of selected other assets. FC Forests had to have certainty of its funding arrangements to conclude a transaction with the Receivers, and therefore the issue of new shares was the only practical solution. SEAWI could be expected to pay the full underlying value for the new shares as it will, if the Proposed Transaction is approved, obtain a substantial shareholding in FC Forests and gain Board representation. The issue of new shares to SEAWI at a price of 37 cents per share represents a substantial premium to the current share price of FC Forests, and a small discount to net asset backing of approximately 41 cents per share as at 30 June 2002.

Rubicon was only willing to support the Proposed Transaction which involves the introduction of a new cornerstone shareholder if it provided a means for it to exit its shareholding in FC Forests as it was not willing to see its position of influence substantially diluted. Rubicon's 17.6% shareholding in FC Forests gave it significant influence in determining the outcome of the Proposed Transaction. While it would have been possible for SEAWI to directly acquire all of Rubicon's shareholding in FC Forests, this alternative would not have raised sufficient cash for FC Forests to fund the equity component of the bid for the CNIFP assets. FC Forests and its lenders were unwilling to take on the price risk of selling the Tahorakuri Forest subsequent to the transaction. Accordingly a key component of the Proposed Transaction is the sale of the Tahorakuri Forest to Rubicon for US$64 million, structured as a buy-back of Rubicon's FC Forests shares at a price of 37 cents per share. In this context the buy-back price is calculated as a function of the theoretical value of the Tahorakuri Forest, and therefore may in reality represent a higher or lower value per FC Forests share. It is arguable that Rubicon is receiving favourable treatment, however the sale of all of Rubicon's shares to SEAWI and the subsequent sale by FC Forests of the Tahorakuri Forest would have produced the same result.

In Grant Samuel's opinion, the acquisition of the CNIFP assets and the funding elements associated with it are fair and reasonable to shareholders of FC Forests not associated with Rubicon or SEAWI.

6.2.2 Acquisition of the CNIFP Assets for US$650 million

FC Forests is paying US$650 million (approximately NZ$1.33 billion) for the CNIFP assets. The price is broadly equivalent to the outstanding senior debt of the CNIFP (in receivership) as at the scheduled settlement date plus the costs of the receivership. Bank fees and other costs of the acquisition total a further US$10 million. In essence, the CNIFP bank consortium want their money back and appear not to have been willing to take a loss. The current annual operating cash flow from the CNIFP assets of approximately US$40 million is sufficient for the CNIFP bank consortium to receive interest at a penalty rate and continue to amortise the outstanding debt. In these circumstances and in the absence of an offer that would repay it fully, the CNIFP bank consortium is understood to have been content with operating the assets under receivership for the foreseeable future.

The sale process conducted by the Receivers and its sales agent revealed that there are currently very few purchasers for large international forest estates. It is important to note that all management, marketing, distribution and infrastructure of the CNIFP is currently managed by FC Forests. This may have dissuaded some prospective purchasers, who while they may have been willing to contract FC Forests to manage the CNIFP assets, would in all likelihood have wanted such management to be independent of FC Forests' own forests.

In the event of a sale of the CNIFP assets, the CNIFP banking consortium is only entitled to the repayment of principal and any outstanding interest. The amount by which the sale price exceeds the outstanding debt plus costs of receivership will be paid to FC Forests as it is the second debenture holder with an outstanding advance to the CNIFP including accrued interest of approximately US$300 million. Alternative purchasers would have been aware that FC Forests could pay up to US$950 million for the CNIF assets, as any sale proceeds between US$650 million and US$950 million would be returned to FC Forests as second debenture holder.

The CNIFP assets are of strategic importance to FC Forests:

- the acquisition of the CNIFP assets is, in the opinion of FC Forests' management, critical if FC Forests is to maintain and develop further its established market position as a reliable supplier of quality logs and processed timber into key international markets. The loss of the CNIFP asset resource, in particular the consequent cessation of unrestricted access to pruned logs over the next three to five years, would adversely impact on FC Forests' ability to ensure continuity of supply to the key North American market, and to a lesser extent the Japanese market for specialised re-engineered building components. If FC Forests was unable to satisfy the demand of its key customers in these markets it is likely that competing suppliers from New Zealand or South America would be able to make up the shortfall and thereby potentially jeopardise critical components of FC Forests extensive distribution network;

- FC Forests has managed the CNIFP assets since 1996. Whilst the CNIFP assets must be managed as a separate resource because of separate ownership, FC Forests has been able to optimise the supply and demand equation across its own forest estate and the CNIFP assets. This has produced cost savings, but

most importantly has enabled FC Forests to quickly adjust its harvesting and manufacturing operations to match the ever changing demand patterns of its customers in Australia, Asia and North America. FC Forests' management believe there are some further minor efficiency gains to be captured under a common ownership scenario. FC Forests' management have produced scenarios where the CNIFP assets are managed as a separate entity. These show a loss of overhead recovery and loss of operating synergies. Equally a loss of the CNIFP management contract in its entirety would have a further negative impact on the earnings of FC Forests;

- there are a significant number of forest owners in New Zealand supplying Radiata into Asian and other markets. If the CNIFP assets were sold to a different owner there would be the potential for further fragmentation. Some of the price gains achieved over the past six months have been as a result of a more co-ordinated approach to international marketing. These gains could easily be eroded if an aggressive new owner of the CNIFP assets wanted to gain market share particularly in the Asian log markets;

- the CNIFP assets are contiguous with the majority (by size) of FC Forests' own forests providing a continuous off-highway roading infrastructure from near the southern end of Lake Taupo to Kawerau in the north. Off highway systems are very efficient, enabling logs of varying lengths to be transported directly through the forest to the majority of end users or to processing yards. The loss of control over the CNIFP assets could result in the break up the off-highway network thereby decreasing the value of FC Forests' more remote forests and increasing the cost of production;

- included within the CNIFP assets are a substantial sawmill at Waipa and two re-manufacturing plants at Mt Maunganui and Waipa. The product from both these plants is distributed both locally and internationally by FC Forests. FC Forests has advised that the loss of supply to and output from these plants would almost certainly undermine FC Forests' current market position and earnings; and

- FC Forests' net profit after tax following the acquisition of the CNIFP assets declines in 2004. The variation in the earnings is largely a function of forest revaluations and a forecast decline in revenue in New Zealand dollars. The forest revaluations are a non-cash item. In the case of the CNIFP assets there are negative revaluations in 2002 and 2003 which are reflective of the harvest profile over the next three years. The growth in the forests and substantial expenditure on forest management will, in the absence of further negative price changes, result in increased forest valuations in subsequent periods. Of more importance is the cash flow from CNIFP assets which is strongly positive and will, in the absence of further large price declines, enable both debt and interest expense to be reduced.

The strategic importance of the CNIFP assets to FC Forests is apparent, and in these circumstances the Board of FC Forests decided that it was willing to pay the asking price of US$650 million for the CNIFP assets. If FC Forests elected to on-sell the CNIFP assets the market evidence of the sale process conducted by the Receiver suggests that, at present, other international forestry and investment companies would not be willing to pay US$650 million for these assets without some form of co-operative management structure which preserves current synergy benefits. The key question for shareholders is whether the acquisition price is a fair reflection of the value of these assets to FC Forests.

Grant Samuel has been provided with comprehensive financial models of FC Forests and the CNIFP assets. These financial models were prepared for the new FC Forests' bank syndicate. PricewaterhouseCoopers ("PwC") reviewed the assumptions contained in the models and where possible drew conclusions from external sources before concluding that the assumptions used by FC Forests' management were appropriate.

In addition, FC Forests has a separate forest valuation model which values each stand of forest. FC Forests has 3,340 individual stands and there are 4,925 individual stands in the CNIFP assets. This model is used to determine the annual forest revaluation. The change in the value of the forests is a function of natural growth, forest management expenditures (such as planting and pruning) and the annual harvest. The output from the forest valuation model was compared with the financial models supplied to Grant Samuel. As well as relying upon the work undertaken by PwC, Grant Samuel undertook its own review of the models and the underlying key assumptions. The forest valuations are very sensitive to changes in the New Zealand dollar income. When the value of the US dollar falls the US dollar price of logs into the Asian market can be expected to increase. History has shown that the price increase will be not as great as the actual change in the NZ/US dollar exchange rate, as the Asian currencies tend to more closely follow the US dollar and the change in prices tends to be lagged. The impact of the high NZ dollar, which currently appears to be a function of New Zealand's high interest rates, is having a negative impact on the value of New Zealand forestry assets. The purchase price of the CNIFP assets from the Receivers is fixed in US dollars as the debt to be recovered under the receivership is US dollar denominated. The relatively high value of the NZ dollar has significantly reduced the cost of the CNIFP assets in NZ dollar terms. This is in part, offset by a drop in the underlying value of the New Zealand forestry assets.

Grant Samuel has undertaken discounted cash flow valuations of:

- the CNIFP assets;
- Tahorakuri Forest; and
- FC Forests before and after the Proposed Transaction.

The discounted cash flow analysis undertaken by Grant Samuel encompassed:

- determining a range of values for each business unit based on FC Forests' forecast ungeared operating cash flows;
- a comparison of values calculated for the forest estate to the forest valuation model;
- an assessment of the sensitivity of net present value outcomes to changes in discount rates, log prices and NZ$ / US$ exchange rate assumptions; and
- the impact of an acquisition of the CNIFP assets, the disposal of Tahorakuri Forest and the Rubicon Share Buy-back on the net present value of shares in FC Forests.

Grant Samuel has valued FC Forests at 33.6 to 37.4 cents per share as summarised in the table below. The valuation is for FC Forests on a stand alone basis and excludes the proposed acquisition of the CNIFP assets and the proposed sale of the Tahorakuri Forest.

FC Forests - Existing Assets Valuation Summary (NZ$million)

	Methodology	Value Range	
		Low	High
Forest Estates	DCF	1,055	1,140
Processing Assets	Capitalisation of EBITDA	215	255
Corporate overheads	Capitalisation of costs	(120)	(145)
Other Investments	Capitalisation of earnings	35	40
Net Bank Debt as at 30 June 2002		(248)	(248)
Equity Value		937	1042
Total shares in issue (million)		2,789	2,789
Value per FCF share (cents)		33.6	37.4

The table below provides a summary of various discounted cash flow analysis undertaken by Grant Samuel in relation to the CNIFP assets using the various financial models provided by FC Forests:

CNIFP Assets and Tahorakuri Forest - Valuation Summary (NZ$million)

	Ungeared Value	
	CNIFP	Tahorakuri
Acquisition Price	**$1,331m**	**$131m**
Base Case	$1,335m	$137m
Sensitivities		
Discount Rate (real):		
Low	$1,428m	$148m
High	$1,253m	$127m
Log Price path:		
Current price plus 1%	$1,363m	$139m
Current price less 1%	$1,307m	$134m
US$ / NZ$ exchange rates:		
US$0.44	$1,449m	$146m
US$0.54	$1,240m	$129m

Key Base Case assumptions are:

- log prices at April 2002 increasing at a rate of inflation of 2% per annum;
- US$/NZ$ exchange rate of US$0.49;
- harvest profiles as assessed by independent forestry industry consultants;
- replacement and maintenance capital expenditure as assessed by independent forestry industry consultants; and
- the Base Case and sensitivity analysis (excluding discount rates) has been calculated using a real discount rate of 8.0% per annum. The sensitivity of net present value outcomes based on base case assumptions to changes in the discount rate are illustrated using a low and high discount rate of 7.5% and 8.5%.

FC Forests' projections for the forest estates extend out two complete rotations (approximately 45 years) and the discounted cash flow analysis assumes FC Forests and the CNIFP assets continue in perpetuity.

A separate financial model was prepared by FC Forests specifically for the transaction with Rubicon. The inputs to the Tahorakuri Forest model were independently reviewed by international forestry consultant Jaakko Pöyry acting for Rubicon.

Taking into consideration the output of the sensitivity analysis summarised above, Grant Samuel has assessed the value of the CNIFP assets at NZ$1.26 - NZ$1.44 billion. This valuation assumes FC Forests continues to manage the CNIFP assets and retains responsibility for the marketing of product from the CNIFP assets and manufacturing plants. The value range assessed by Grant Samuel spans the acquisition price of US$650 million (approximately NZ$1.33 billion).

In Grant Samuel's opinion the acquisition price of US$650 million is therefore fair and reasonable to shareholders of FC Forests.

6.2.3 New Debt Funding Arrangements

The balance of the acquisition price of the CNIFP assets of approximately US$450 million will be funded by debt. The funding of the acquisition of CNIFP assets is summarised below:

FC Forests – Acquisition and Funding Structure

	US$ million
Purchase Cost	
CNIFP net bank debt	640
Receivers costs	5
Transaction costs	15
Total to be funded	660
Funded by	
Equity SEAWI	200
Drawdown of new debt facility	585
Existing debt repaid	(110)
Working capital	(15)
Total	**660**

FC Forests has secured commitments for sufficient new debt to fund the balance of the purchase price and to repay FC Forests' existing debt facilities. The new debt facilities, being the borrowing by FC Forests and its guaranteeing subsidiaries, comprise term loans of US$600 million and a short term GST standby facility of US$65 million. The short term standby facility of US$65 million has been arranged to assist, if necessary, in the funding of the GST component of the purchase price for the CNIFP assets. The term loans of US$600 million will comprise a two year term loan of $US75 million, a four year term loan of $US485 million and a four year term revolver facility of US$40 million. A semi-annual "cash sweep" will operate whereby FC Forests' excess cash flow is applied in repayment of the term loans. It is FC Forests' policy to have bank facilities available but not drawn. It is also envisaged that a proportion of the four-year term loans may be re-financed prior to final maturity.

The facilities will be drawn down in a mixture of United States dollars, Japanese Yen and New Zealand dollars to match the foreign exchange risk policy of FC Forests. Similarly FC Forests will, through interest rate swaps, fix the base interest rates for longer terms to match the interest rate policy of FC Forests.

The acquisition of the CNIFP assets will increase the gearing of FC Forests.

FC Forests Gearing Ratios		
	30 June 2002	**After Acquisition of CNIFP**
Net Debt / Total Tangible Assets	15%	41%
Net Debt / Total Capitalisation	18%	45%
Net Debt / EBITDA	1.98	4.49

Forecast net debt to total tangible assets as at 30 June 2002 will increase from 15% to 41%. The ratio is forecast to decline reasonably rapidly to 18% by June 2006. Whilst the increased leverage increases the risk profile of FC Forests, the forecast strong operating cash flows from the combined forest estate will be utilised to retire debt relatively quickly. The downside costs of not acquiring the CNIFP assets suggest that the increased risk associated with higher leverage is justified. The new banking facilities are being obtained on better terms with respect to both interest rates and covenants than the existing banking facilities. The principal financial covenants are:

FC Forests Debt Facility Principal Financial Covenants				
	Period			
Ratio	**Signing to June 2003**	**July 2003 to June 2004**	**July 2004 to June 2005**	**Thereafter**
EBIT / Interest (times)	1.5	1.75	1.75	2.00
Free Cash flow / Interest (times)	1.75	2.00	2.25	2.25
Net Debt / Total Tangible Assets	50%	45%	45%	45%
Gross Debt / Net Tangible Assets	85%	75%	65%	65%
Minimum Net Tangible Assets (NZ$billion)	1.36	1.36	1.36	1.36

FC Forests' foreign exchange risk management policy is to maintain an amount of foreign currency denominated debt (currently US dollars) in those currencies in which it has net revenue streams. This is designed to provide a natural hedge over a rolling twelve month period. Approximately US$50 million of FC Forests' existing debt is denominated in NZ dollars. Of the balance of US$535 million it is proposed to convert US$293 million into NZ dollars leaving a residual US dollar denominated debt of US$242 million. Conversion of the US$293 million at the current exchange rate of approximately 49 cents will realise NZ$598 million. Had that US dollar amount been converted at the rate prevailing earlier in the year of 42 cents, the debt in NZ dollar terms would have been approximately NZ$100 million higher.

Commodity businesses are almost always subject to cyclical changes in price and demand for their products and correspondingly their earnings and cash flows. Accordingly such businesses should not be highly geared. FC Forests is no exception and the Board and management of FC Forests have recognised this fact. FC Forests is highly dependent on export markets and as a consequence its earnings are very sensitive to changes in exchange rates. Until such time as debt is substantially reduced, it is unlikely that the company will pay dividends to its shareholders.

In Grant Samuel's opinion the terms and conditions of the new debt funding arrangements are fair and reasonable to the current shareholders of FC Forests.

6.2.4 Issue of new FC Forests Shares to SEAWI

The funding of the acquisition of the CNIFP assets will require new equity. It is not possible and in any event would be financially imprudent for FC Forests to fund the US$650 million acquisition price exclusively with debt. Due to the restrictions of the availability of debt funding, an equity component of at least US$200 million was required to fund the Proposed Transaction. Conceptually, FC Forests could have sought to raise the necessary US$200 million through the following mechanisms:

- a rights issue to existing FC Forests shareholders;
- a placement of new shares in FC Forests;
- a sale of alternative assets to reduce overall debt levels; or
- a combination of some or all of the alternatives above.

A rights issue of the magnitude required was not feasible, as it would need to have been priced at a substantial discount to the current share price to have been taken up, probably in the range of 12-15 cents per new FC Forests share. In any event FC Forests was advised that it would not be possible to have such a large rights issue underwritten on commercial terms. Importantly, FC Forests had to have certainty of its funding arrangements to conclude a transaction with the Receivers by the deadline established. Given the strategic importance of most of its existing forestry assets and the uncertainty of the timing and outcome of a potential asset divestment process, a placement of new shares in FC Forests was the only practical solution. To this end FC Forests required:

- a new shareholder that recognised the value of the strategic stake;
- governance certainty and operational manageability following the placement; and
- a structure that facilitated the consolidation of the CNIFP assets and the existing FC Forests assets under one entity.

The US$200 million of new equity is to be provided in a structure consistent with these objectives by Hong Kong listed company SEAWI, an associate of CITIC. SEAWI will initially have the right to appoint a maximum of two directors to the Board of FC Forests. CITIC is a very large Chinese government owned conglomerate with total assets of approximately US$43.7 billion. It has chosen SEAWI to be the investment vehicle through which it will invest in FC Forests and has provided funding for SEAWI to subscribe for the new equity and the purchase of FC Forests' shares from Rubicon. CITIC currently owns 41% of the issued shares in SEAWI.

In the opinion of the FC Forests Board the Proposed Transaction, which is effectively with FC Forests' former partner CITIC, is the best available both from a financial and operational point of view. FC Forests will have full operational control of the entire forest estate and SEAWI have agreed not to become involved in management. The Board of FC Forests evaluated a wide range of options in an attempt to provide a functionally and operationally sound method of acquiring the CNIFP assets. Despite being very close to concluding a deal with an international forest owner earlier in 2002 the transaction did not proceed, largely because of operational issues. The acquisition price for that transaction was also US$650 million, evidence that another party considered this to be a fair representation of value.

The issue price for the shares to be issued to SEAWI has been set at 37 cents. This price is a substantial 85% premium to the FC Forests' share price of 20 cents

immediately prior to the announcement of the transaction on 20 May 2002, and a premium of 61% to the average share price of 23 cents over the last 90 days. A premium to the share market price could reasonably be expected in these circumstances. SEAWI will, if the Proposed Transaction is approved, obtain a substantial shareholding in FC Forests and could therefore, in Grant Samuel's opinion, pay the full underlying value for those shares. The net asset backing of FC Forests at 30 June 2002 is estimated to be 41 cents per share.

In Grant Samuel's opinion the consideration, terms and conditions of which SEAWI is being issued new shares in FC Forests is fair and reasonable to the current shareholders of FC Forests.

6.2.5 Sale of Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back

Rubicon's 17.6% shareholding gave it significant influence in determining the outcome of the Proposed Transaction. Rubicon was not prepared to see its influential shareholding diluted by the introduction of a new cornerstone shareholder and advised the Board of FC Forests that it would only support the special resolution to approve the acquisition of the CNIFP assets, if its shares were acquired. Faced with the potential for Rubicon to vote against the acquisition of the CNIFP assets the Directors of FC Forests agreed to the buy-back of 354.8 million shares from Rubicon at 37 cents per share, subject to shareholder approval. This is the same price at which SEAWI will invest in FC Forests and buy Rubicon's FC Forests shares. The key issues for shareholders are:

- is there a realistic alternative to the Rubicon Share Buy-back? and
- is the Rubicon Share Buy-back fair?

The obvious buyer of Rubicon's shareholding is SEAWI. It has committed to purchase 131.1 million of Rubicon's 492.1 million shares at a price of 37 cents. SEAWI could have acquired all of Rubicon's shareholding at 37 cents without reference to any other FC Forests shareholder under the Takeovers Code. The table below shows the shareholdings under the Proposed Transaction and alternative of Rubicon selling all of its shareholding in FC Forests direct to SEAWI and SEAWI subscribing for a lesser number of new shares, such that its total dollar investment in FC Forests shares remained the same.

FC Forest Shareholding (million shares)

	Proposed Transaction	Alternative
Shares on Issue	2,788.5	2,788.5
Shares to be Issued to SEAWI	1,108.8	747.7
Rubicon shares to be cancelled	(354.8)	-
Rubicon Shares sold to SEAWI	131.1	492.1
Shares on Issue post cancellation	3,542.5	3,536.2
SEAWI Shareholding in FC Forests	1,239.9	1,239.9
Rubicon Residual Shareholding	6.3	-

It can be seen that Rubicon's resulting shareholding in FC Forests under either structure is very similar. However the economic consequences for FC Forests and its shareholders of the two structures have an important difference. Under the Proposed Transaction FC Forests will have received approximately US$64 million more cash, whereas under the alternative structure it will need to sell the Tahorakuri Forest or another similar sized asset to restore its debt levels to those agreed to under the new banking facilities. The risk of realising full value for the Tahorakuri Forest would remain with FC Forests, whereas under the Proposed Transaction this risk is

transferred to Rubicon. This is the only difference between the Proposed Transaction and the alternative structure. FC Forests and its bankers were not willing to assume this risk.

If Rubicon had sold all of its FC Forests shares to SEAWI it would have exited its FC Forests investment for cash, whereas the Proposed Transaction leaves it with ownership of the Tahorakuri Forest and a very small residual shareholding in FC Forests. Under the sale agreement FC Forests will continue to manage the Tahorakuri Forest for a period of six months. Rubicon is not a natural holder of a relatively small stand-alone forest and may look to on-sell the forest.

It is arguable that Rubicon is receiving favourable treatment. Due to the size of its shareholding in FC Forests, Rubicon could reasonably have assumed that it would have been able to command a premium over the prevailing market price. This premium is evident in three recent takeovers where bidders have acquired shareholdings of 19.9% off market prior to making a bid – Frucor Beverages Limited, Bendon Group Limited and Otago Power Limited. A shareholding of up to 19.9% can be obtained without making a full bid.

Grant Samuel has valued the Tahorakuri Forest in the range NZ$130 - NZ$140 million and the proposed sale price for the Tahorakuri Forest of US$64 million (NZ$131.3 million) is within this range. FC Forests is structuring the sale of the Tahorakuri Forest as a buy-back of its shares. The Rubicon Share Buy-back price of 37 cents per share is reflective of the fact that Rubicon is selling a substantial shareholding in FC Forests shares, for which it could reasonably have expected to command a premium over the prevailing price. This is evidenced by recent market evidence and by the fact that SEAWI is separately willing to acquire all of Rubicon's remaining shares in FC Forests at the equivalent price of 37 cents. It is important to note that Rubicon has assumed the price risk on the sale of the Tahorakuri Forest. FC Forests had received an indicative bid for Tahorakuri Forest earlier in 2002 of US$56 million. If Rubicon sell the Tahorakuri Forest for US$56 million, this would be equivalent to a share buy-back price of 32 cents for its FC Forests shares.

In Grant Samuel's opinion, the consideration, terms and conditions of the sale of Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back are fair and reasonable to FC Forests shareholders not associated with Rubicon or SEAWI.

6.3 Evaluation of the Merits of SEAWI obtaining a 35% Shareholding in FC Forests

6.3.1 Summary

The acquisition of the CNIFP assets, the issue of shares to SEAWI, the sale of the Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back are together a package of transactions that have at their core the acquisition of the CNIFP assets. The funding of the acquisition of the CNIFP assets requires new equity. It is not feasible for FC Forests to fund the acquisition wholly through debt, a heavily discounted rights issue, or the sale of selected assets. FC Forests had to have certainty of its funding arrangements to conclude a transaction with the Receivers, and therefore the issue of new shares was the only practical solution. To this end FC Forests sought a new shareholder that recognised the value of the strategic shareholding stake while at the same time preserving the independent governance of the company. The US$200 million of new equity is being provided in a structure consistent with these objectives, and allows FC Forests to effect the consolidation of the CNIFP assets and its existing forestry

assets. As a result of the placement, the Rubicon Share Buy-back and the acquisition of FC Forests shares directly from Rubicon, SEAWI will become the largest shareholder in FC Forests but it will not control the company. SEAWI could be expected to pay the full underlying value for the new shares as it will, if the Proposed Transaction is approved, obtain a substantial shareholding in FC Forests. The issue of new shares to SEAWI at a price of 37 cents per share represents a substantial premium to the current share price of FC Forests, and a small discount to net asset backing of 41 cents per share as at 30 June 2002.

Rubicon's 17.6% shareholding in FC Forests gave it significant influence in determining the outcome of the Proposed Transaction. While it would have been possible for SEAWI to directly acquire all of Rubicon's shareholding in FC Forests, this alternative would not have raised sufficient cash within FC Forests to allow it to fund the equity component of the bid for the CNIFP assets. FC Forests and its lenders were unwilling to assume the increased debt and to take the price risk on selling the Tahorakuri Forest subsequent to the Proposed Transaction being completed. Accordingly a key component of the Proposed Transaction is the sale of the Tahorakuri Forest to Rubicon for US$64 million, structured as a buy-back of Rubicon's FC Forests shares at a price of 37 cents per share. In this context the buy-back price is calculated as a function of the theoretical value of the Tahorakuri Forest, and therefore may in reality represent a higher or lower value per FC Forests share. While it is arguable that Rubicon is receiving favourable treatment, FC Forests had no alternative. FC Forests was not able to ensure continued access to the timber from the CNIFP assets without incurring the risks and exposure of ownership.

The CNIFP assets are strategically important to FC Forests. The continuing access to an ever increasing volume product is critical if FC Forests is to maintain and develop its key Australasian, North American and Asian markets. The CNIFP assets are adjacent to FC Forests' key forestry assets, and afford operational and manufacturing efficiencies to FC Forests that it would be unable to extract from any other forest in New Zealand. To acquire the CNIFP assets requires substantial additional equity and debt to be raised by FC Forests. The acquisition of the CNIFP assets will increase the gearing of FC Forests, although the new debt facilities are being obtained on better terms than FC Forests' previous debt facilities. Commodity businesses are almost always subject to cyclical changes in price and demand for their products, which typically manifests itself through corresponding swings in earnings and cash flow. Accordingly such businesses should not be highly geared. FC Forests is no exception and the Board and management of FC Forests have recognised this fact.

SEAWI's 35% shareholding may dissuade another party from bidding for FC Forests, although it could also be argued that the removal of Rubicon from FC Forests share register will remove a perceived overhang. Through SEAWI, CITIC has made a commitment to investing in the New Zealand forestry sector.

6.3.2 The issue of new shares is necessary for FC Forests to acquire the CNIFP assets

The acquisition of the CNIFP assets, the issue of shares to SEAWI, the sale of the Tahorakuri Forest to Rubicon and the Rubicon Share Buy-back are together a package of transactions that have at their core the acquisition of the CNIFP assets. It is possible to speculate about alternative structures to secure access to the CNIFP

assets such as seeking to ensure the existing management contract was preserved by a new owner or fund the acquisition entirely by debt. FC Forests investigated a wide range of alternative ownership structures with a number of industry and forest partners. Of these only two came close to a reality. Despite being very close to concluding a deal with an international forest owner earlier in 2002 the transaction did not proceed, largely because of operational issues. In the absence of a viable alternative, the proposed acquisition of the CNIFP assets required new equity.

It is not possible and in any event would be financially imprudent for FC Forests to fund the US$650 million acquisition price exclusively with debt. An equity component of US$200 million was required to fund the Proposed Transaction. Conceptually, FC Forests could have sought to raise the necessary US$200 million through the following mechanisms:

- a rights issue to existing FC Forests shareholders;
- a placement of new shares in FC Forests;
- a sale of alternative assets to reduce overall debt levels; or
- a combination of some or all of the alternatives above.

A rights issue of the magnitude required was considered not feasible, as it would need to have been priced at a substantial discount to have been taken up. Recent market evidence suggests a substantial discount would have been required, most likely a price of approximately 12-15 cents per FC Forests share. In any event FC Forests was advised that it would not have been possible to have such a substantial and discounted rights issue underwritten. Importantly, FC Forests had to have certainty of its funding arrangements to conclude a transaction with the Receivers by the deadline established. Given the strategic importance of most of its existing forestry assets and the uncertainty of the timing and outcome of a potential asset divestment process, a placement of new shares in FC Forests was the only practical solution. To this end FC Forests required:

- a new shareholder that recognised the value of the strategic stake;
- governance certainty and manageability following the placement; and
- a structure that facilitated the consolidation of the CNIFP assets and the existing FC Forests assets under one entity.

The US$200 million of new equity is being provided in a structure consistent with these objectives.

6.3.3 SEAWI will be the largest shareholder in FC Forests but will not control the company

SEAWI is acquiring its shareholding by subscribing for new shares in FC Forests and acquiring shares from Rubicon as summarised below:

FC Forests – Shareholding Structure (millions)	Ordinary	Preference	Total
Shares on Issue at 30 June 2002	929.5	1,859.0	2,788.5
Placement of SEAWI Shares	369.6	739.2	1,108.8
Cancellation of Rubicon Shares	(75.0)	(279.8)	(354.8)
Shares upon completion of Proposed Transaction	1,224.1	2,318.4	3,542.5
SEAWI Shares			
Placement to SEAWI	369.6	739.2	1,108.8
Shares acquired from Rubicon	0.0	131.1	131.1
Total SEAWI Shareholding	**369.6**	**870.3**	**1,239.8**
Rubicon Shareholding			
Opening Shareholding	75.0	417.1	492.1
Share Cancellation	(75.0)	(279.8)	(354.8)
Sale to SEAWI	0.0	(131.1)	(131.1)
Total Residual Rubicon Shareholding	**0.0**	**6.3**	**6.3**

SEAWI currently holds no shares in FC Forests. If the Proposed Transaction proceeds SEAWI will have a 35% shareholding in FC Forests. SEAWI cannot increase its shareholding above this level without making a full takeover bid with a minimum level of acceptances sufficient to take its total shareholding to at least 50% or without first obtaining shareholder approval. The 35% shareholding will entitle SEAWI to initially appoint two directors to the board of FC Forests. Following the resignation of two FC Forests directors who are also directors of Rubicon the Board of FC Forests will comprise a total of seven members. It is proposed that over time the Board will be reduced to six members of which only two will be appointed by SEAWI. SEAWI and CITIC have agreed to a two year standstill where neither will not bid for additional shares in FC Forest except in exceptional circumstances, without the prior approval of FC Forests' directors excluding those appointed by SEAWI or by shareholders. The restriction on the appointment of directors and the standstill agreement provide the remaining shareholders with assurance that the governance of the company will remain under the control of independent directors for at least two years and then can only be changed by SEAWI making a takeover offer. Such an offer would need to be at or close to full underlying value and will require a substantial number of shareholders to accept to be successful. SEAWI has undertaken that it will not change that situation for at least two years during which time the full benefits of the acquisition should be achieved and reflected in the share price.

SEAWI will be able to block a special resolution of shareholders. Rubicon's 17.6% shareholding would in all likelihood also enabled it to prevent a special resolution. Special resolutions are required in only a few situations, such as a major transactions with related parties.

6.3.4 Assessment of the Issue Price of FC Forests shares to SEAWI

Share prices represent the price at which small non controlling shareholdings ("portfolio interests") change hands. The share price of most companies is usually the best guide to the value of a portfolio interest. It effectively represents the

composite views of all buyers and sellers. This is likely to be more reliable than the view of any one party.

Under the previous takeover provisions of the NZSE Listing Rules, a controlling shareholding could have been transferred to another party without reference to the remaining shareholders. Under the Takeovers Code it is now a requirement that the allotment of new voting securities to one party which carry more than 20% of the total voting rights in a code company can only be made under an offer to all shareholders unless the shareholders otherwise give approval. The Proposed Transaction requires such shareholder approval. One of the core foundations of the Takeovers Code is that all shareholders under a takeover be treated equally. In this context any available control premium is now available to all shareholders under a full takeover offer regardless of the size of their shareholding, or the size of the offeror's shareholding at the time the offer is made. Accordingly, in Grant Samuel's opinion the issue price of a controlling parcel of new shares should be equal to or exceed the pro rated full underlying value of the company.

The issue price for the shares to be issued to SEAWI has been set at 37 cents. This price is a substantial 85% premium to FC Forests' share price of 20 cents immediately prior to the announcement of the transaction on 20 May 2002, and a premium of 61% to the average share price of 23 cents over the last 90 days. A premium to the share market price could reasonably be expected in those circumstances. SEAWI will, if the Proposed Transaction is approved, obtain a substantial shareholding in FC Forests and could therefore be expected to pay the full underlying value for those shares. The net asset backing of FC Forests at 30 June 2002 is approximately 41 cents per share.

For an assessment of the sale price of the Tahorakuri Forest and the Rubicon Share Buy-back refer Section 6.2.4.

The acquisition of FC Forests shares by SEAWI directly from Rubicon does not involve FC Forests or its shareholders. However the transaction has also been priced at 37 cents per share, evidencing that Rubicon has required and obtained equality of pricing for each component of the sale of its shareholding in FC Forests.

6.3.5 The Acquisition of the CNIFP assets is strategically important for FC Forests

The strategic importance of the CNIFP assets to FC Forests is apparent, and in these circumstances the Board of FC Forests decided that it was willing to pay the asking price of US$650 million for the CNIFP assets. For an assessment of the strategic importance of the acquisition of the CNIFP assets refer to Section 6.2.2.

6.3.6 FC Forests will increase its gearing as a result of the Proposed Transaction

Although FC Forests is receiving US$200 million from the issue of new shares to SEAWI, it is also assuming an additional US$450 million of debt. For an assessment of the terms and conditions of the new debt facilities and the impact of the debt on the gearing of FC Forests refer to section 6.2.3.

6.3.7 Impact on Potential for Corporate Activity

SEAWI's 35% shareholding may dissuade another party from bidding for FC Forests. Since its separation from Fletcher Challenge in March 2001, no party has

made an offer for FC Forests. FC Forests' single largest shareholder, Rubicon with a 17.6% shareholding is widely believed to have been a willing seller, but not at any price. This willingness to sell is demonstrated in its requirement that its shares in FC Forests be acquired as a part of the Proposed Transaction. The removal of Rubicon from FC Forests' share register will remove a perceived overhang. It is unlikely that Rubicon would have considered selling its shareholding into the market, wishing instead to maximise the premium attaching to a larger shareholding.

FC Forests has generally traded at a discount to NTA of between 40%-50% and has not attracted any takeover bids. The majority of companies in the global forestry sector are large integrated wood processors generally with pulp and paper plants. FC Forests is a forest plantation owner with an increasing presence in the value added timber manufacturing sector. In this respect it is unique and as a result may be of lesser interest to major forestry companies.

6.3.8 The Rubicon Share Buy-back is due to the stance of Rubicon

When viewed in isolation the Rubicon Share Buy-back could be considered unusual. It would have been more usual in a situation where there is a major shareholder wishing to exit (Rubicon) and another (SEAWI) wishing to obtain a major shareholding for the two parties to agree to a conditional share sale and purchase of up to 19.9% of the shares in the target company. If Rubicon had sold its FC Forest shares to SEAWI then, provided FC Forests achieved at least US$64 million for the Tahorakuri Forest, the resulting outcome would have been almost identical. Shareholders may have formed the view that Rubicon is receiving special treatment from the directors of FC Forests. Rubicon has the potential to prevent the Proposed Transaction from proceeding. The Directors of FC Forests have agreed to a transaction structure which gives a higher level of certainty of being able to complete the Proposed Transaction and places Rubicon in a worse position than if it had transacted directly with SEAWI. The failure to get Rubicon's support would have been likely to result in either or both of SEAWI and the Receivers not being willing to enter into a binding contract. In Grant Samuel's opinion SEAWI and the Receivers would have not entered into such an agreement if there was a high probability of it being rejected by the actions of Rubicon.

6.3.9 Other Merits of the Proposed Issue

- FC Forests will increase its plantation forests by 140% if the Proposed Transaction proceeds. The increased exposure to a single class of asset will increase FC Forests' risk profile and is likely to make its earnings more volatile. It may have been possible for FC Forests to get access to the timber from the CNIFP assets from an alternative owner without the risks and exposure of ownership. There is however no certainty that a new owner would be willing to sell product to FC Forests on terms that are satisfactory to FC Forests;
- The acquisition of the CNIFP assets affords the continuation of a number of benefits enjoyed by FC Forests arising from the management and marketing of product from the CNIFP assets and avoids some potentially negative impacts if the asset is owned by another party. In a scenario where FC Forests had no ongoing involvement in the management and marketing of the CNIFP assets, FC Forest management have estimated an annual loss of contribution of $30 million offset by several factors:

Impact on FC Forests from a loss of the CNIFP Assets (NZ$million)		
	Low	High
Loss of contribution	30	30
Overhead costs able to be reduced	(14)	(12)
Savings on the transfer price of logs	(5)	(4)
Increased flexibility to manage own estate	(4)	(2)
Increased transport and shipping costs	3	8
Net Annual Loss	10	20

The benefits of increased flexibility to manage the forests will be realised if the CNIFP assets are purchased. The constraints imposed by the current management arrangements would be removed if the CNIFP assets were owned by a third party. A new owner of the CNIFP assets could establish its own marketing and distribution and would ultimately become another competitor of FC Forests.

FC Forests has estimated the negative impact on operating cash flow from the net loss of operating synergies and a decline in overall price level to be approximately NZ$10 - $20 million per annum. This translates to a reduction in Grant Samuel's assessed value of FC Forests from 33-37 cents per share to 30–34 cents per share. FC Forests trades at a substantial discount to its full underlying value. A reduction in earnings from a total loss of the CNIFP assets could reasonably be expected to impact the share price of FC Forests; and

- A consequence of the Proposed Transaction is that all litigation between FC Forests and CITIC has been settled.

7 Qualifications, Declarations and Consents

7.1 Qualifications

Grant Samuel and its related companies provide financial advisory services to corporate and other clients in relation to mergers and acquisitions, capital raisings, corporate restructuring, property and financial matters generally in Australia and New Zealand. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since its inception in 1988, Grant Samuel and its related companies have prepared more than 200 public expert or appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, CA, Simon Cotter, BCom, DipAppFin, Peter Fredricson, BCom CA, and Peter Jackson, BCom CA. Each has a significant number of years experience in relevant corporate advisory matters.

7.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion on the merits and the fairness of the Proposed Transaction. Grant Samuel expressly disclaims any liability to any FC Forests shareholder who relies or purports to rely on this report for any other purpose and to any other party who relies or purports to rely on this report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

7.3 Independence

Grant Samuel does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with FC Forests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Transaction. Grant Samuel has prepared independent expert's reports for:

- FC Paper shareholders in relation to the proposed sale of FC Paper to Norske Skog, and for FC Energy, FC Building and FC Forests shareholders in relation to the separation of FC Paper (May 2000);
- FC Energy shareholders in relation to the proposed sale of FC Energy to Shell and Apache, and for FC Building and FC Forests shareholders in relation to the separation of FC Energy (March 2001);
- FC Building shareholders in relation to the proposed separation of FC Building, and for FC Energy and FC Forests shareholders in relation to the separation of FC Building (March 2001); and
- FC Forests shareholders in relation to the dismantling of the targeted share structure that if approved would leave FC Forests as the sole business of Fletcher Challenge (March 2001).

Grant Samuel had no part in the formulation of the Proposed Transaction. Its only role has been the preparation of this report and its summary. Grant Samuel will receive a fixed fee for the preparation of this report. Grant Samuel will receive no other benefit for the preparation of this report. Accordingly, Grant Samuel considers itself to be independent for the purposes of the Takeovers Code, the NZSE Listing Rules and the ASX Listing Rules.

7.4 Information

Grant Samuel has obtained all information, which it believes is desirable for the purposes of preparing this report, including all relevant information which is or should have been known to any Director of FC Forests and made available to the Directors. Grant Samuel confirms that in its opinion the information provided by FC Forests and contained within this report is sufficient to enable FC Forests shareholders to understand all relevant factors and make an informed decision, in respect of elements of the Proposed Transaction.

7.5 Declarations

FC Forests has agreed that to the extent permitted by law, it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or arising out of the preparation of this report. This indemnity will not apply in respect of the proportion of liability found by a court to be attributable to any conduct involving negligence or wilful misconduct by Grant Samuel. FC Forests has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found to have been negligent or engaged in wilful misconduct in which case Grant Samuel shall bear such costs.

Advance drafts of this report (and parts of it) were provided to FC Forests. Certain changes were made to this report as a result of the circulation of the draft report. However, there was no alteration to the methodology, conclusions or recommendations made to FC Forests shareholders as a result of issuing the drafts. Grant Samuel's terms of reference for its engagement did not contain any term which materially restricted the scope of this report.

7.6 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the information to be sent to FC Forests shareholders. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears. The accompanying letter dated 17 July 2002 forms part of this report.

GRANT SAMUEL & ASSOCIATES LIMITED
17 July 2002

Grant Samuel + Associates

This page has been left blank intentionally.

This page has been left blank intentionally.

This page has been left blank intentionally.

This page has been left blank intentionally.

This page has been left blank intentionally.

This page has been left blank intentionally.